Form 20-F
period 2002-12-31
SUPER SOL LTD
filed 2003-06-30
CIK 95516

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g)
OF THE SECURITIES EXCHANGE ACT OF 1934

OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2002

OR

TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
for the transition period from ________ to _________

Commission File Number 001-14690

 SUPER-SOL LTD.
(Exact name of Registrant as specified in its charter)

SUPER-SOL LTD.	ISRAEL
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

30 Shmotkin Benyamin Street, Rishon Lezion 75363, Israel
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

None

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
Ordinary Shares, nominal (par) value NIS 0.1 per share

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

212,003,235 Ordinary Shares, NIS 0.1 nominal (par) value per share, at December 31, 2002

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes X     No __

     Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 X     Item 18 __

PART I

Forward-Looking Statements

          Certain information contained herein which does not relate to historical financial information may be deemed to constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  The words or phrases “will likely result,”  “are expected to,” “will continue,” “is anticipated,” “estimate,” “project,” “believe,” “plan” or similar expressions identify “forward looking statements.”  Such statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results and those presently anticipated or projected.  Readers are cautioned not to place undue reliance on any such forward looking statements, which speak only as of the date made. The Company undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.  Among the factors that could cause the Company’s actual results in the future to differ materially from any opinions or statements expressed with respect to future periods are competitive industry conditions, conditions in Israel and various other factors set forth in Item 3 -  “Key Information” and elsewhere herein.

Presentation of Financial and Other Information

          Unless the context otherwise requires, references to the “Company” mean Super-Sol Ltd., an Israeli company, together with its subsidiaries.

          The Company’s Consolidated Financial Statements are prepared in accordance with accounting principles generally accepted in Israel (“Israeli GAAP”), which differs in certain respects from accounting principles generally accepted in the United States (“U.S. GAAP”).  See Note 23 of the Notes to the Company’s Consolidated Financial Statements under Item 17 for a discussion of the principal differences between Israeli GAAP and U.S. GAAP relevant to the Company.

          In accordance with applicable Israeli accounting rules, the Company maintains its accounts and presents its financial statements in New Israeli Shekels (“NIS”), adjusted for changes in the Israeli Consumer Price Index (the “Israeli CPI”) through the latest balance sheet date (“Adjusted NIS”).  This presentation permits the financial information to be set forth in constant or “real” terms as measured by changes in the Israeli CPI.  Accordingly, all references herein to “NIS” are to adjusted NIS, unless the context otherwise indicates.  All financial information herein (including financial information with respect to previous years) is presented in Adjusted NIS as of December 31, 2002. See Note 1B of the Notes to the Company’s Consolidated Financial Statements under Item 17.  Information on exchange rates of NIS for U.S. dollars is derived from information published by the Bank of Israel.  Except where the context otherwise indicates, amounts stated in U.S. dollars have been translated from NIS at the representative exchange rate on December 31, 2002 (NIS 4.74 = $1.00), as published by the Bank of Israel, solely for the convenience of the reader and should not be construed as a representation that the NIS amounts actually represent such U.S. Dollar amounts or could be converted into U.S. Dollars at that rate. All references in this Report to “Dollars” or “$” are to U.S. Dollars.

          Unless otherwise provided herein, comparative data described as presented “in real terms” have been adjusted to reflect changes in the Israeli CPI.

          Neither the Israeli government nor private sources publish comprehensive, definitive statistical information with respect to the food retailing industry in Israel.  Accordingly, industry data set forth herein have been estimated by the Company and are based upon statistics accumulated and certain assumptions made by the Company, as well as certain information made public by certain Israeli retailers with respect to their individual operations.  Additional data have been obtained from third party sources that the Company considers reliable.  To the extent that estimates are contained in the discussions herein, the Company believes that such estimates and assumptions are reliable, but they have not been confirmed by independent sources.

          Same store sales data are calculated in real terms based on the sales of each supermarket for its time in operation by the Company during the prior year compared with its sales for the corresponding time during the current year.

          Certain sales area data herein have been presented in terms of square meters.  Square meters may be converted to square feet by multiplying the number of square meters (“m2”) by 10.76.

          Totals presented in certain tables herein may differ from the sum of individual items in such tables due to rounding.  In addition, certain of the percentages presented in the tables herein have been rounded and thus the summing of these ratios may vary by an immaterial amount from the totals shown and certain percentages herein presented represent percentages derived using the rounded number.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3.	KEY INFORMATION

Selected Financial Data

          The annual consolidated financial data presented below have been derived from the Company’s audited consolidated financial statements (the “Consolidated Financial Statements”).  The Consolidated Financial Statements have been prepared in accordance with Israeli GAAP, which differs in certain respects from U.S. GAAP.  One of the principal differences is that, in accordance with Israeli GAAP, the Company’s accounts are maintained and financial statements are presented in NIS, adjusted for changes in the Israeli CPI through the latest balance sheet date, thereby permitting the financial information to be set forth in real terms as measured by changes in the Israeli CPI.  See Note 23 of the Notes to the Consolidated Financial Statements for a discussion of the principal differences between Israeli GAAP and U.S. GAAP relevant to the Company.  The following consolidated selected financial data should be read in conjunction with Item 5 — “Operating and Financial Review and Prospects” and the Consolidated Financial Statements and the related notes thereto included under Item 17 in this Report.

	Year Ended December 31,

	1998	1999	2000	2001	2002	2002

	NIS					$(1)

Statement of Income Data	(In millions, except per share data)

Israeli GAAP:

Sales	5,584	5,755	6,300	6,785	6,710	1,416
Rentals and operation of shopping malls	36	45	59	71	61	13
Total revenue	5,620	5,800	6,359	6,856	6,771	1,429
Cost of sales	4,211	4,306	4,613	4,941	4,920	1,039
Operating, selling, administrative and general	1,229	1,293	1,445	1,573	1,644	347
Operating profit	180	201	301	342	207	43
Financial income (expenses), net	10	(6)	(25)	(24)	(7)	(1)

	Year Ended December 31,

	1998	1999	2000	2001	2002		2002

	NIS						$(1)

	(In millions, except per share data)
Other income (expenses), net	33	13	7	(3)	(166	)(2)	(35)
Earnings before income tax, equity in earnings (losses) of affiliated company and minority interest	223	208	283	315	34		7
Income tax	85	80	104	108	25		5
Company’s equity in earnings (losses) of affiliated company, net	1	2	-	(1)	(22)		(5)
Minority interest in earnings of subsidiary	-	-	-	(1)	(1)		-
Net earnings (loss)	139	130	179	205	(14)		(3)
Basic and diluted earnings per share(3)	0.66	0.64	0.88	1.01	(0.07)		(0.015)
Average number of shares for earnings per share calculation (in thousands)	211,131	204,148	202,951	205,402	203,138		203,138
Cash dividends per share-NIS	0.18	1.75	0.26	0.51	0.35
Cash dividends per share-$(1)	0.04	0.37	0.05	0.11	0.07

U.S. GAAP:

Net earnings	140	114	183	194	99	(4)	21
Basic and diluted earnings per share (3)	0.66	0.56	0.91	0.96	0.49		0.10

	Year Ended December 31,

	1998	1999	2000	2001	2002	2002

	NIS					$(1)

Selected Other Operating Data:

Gross profit (in millions)(5)	1,373	1,449	1,687	1,844	1,790	377
Gross profit as a percentage of sales	24.6%	25.2%	26.8%	27.2%	26.7%	26.7%
Number of stores (at period end)(6)	128	138	151	162	170	170
Decrease in same store sales(7)	(0.6%)	(2.8%)	(2.2%)	(3.2%)	(7.5%)	(7.5%)
Total square meters (at period end)	241,400	264,900	331,600	356,100	379,000	379,000
Supermarket sales per square meter(8)	24,096	22,425	20,913	19,769	17,981	3,796

	Year Ended December 31,

	1998	1999	2000	2001	2002	2002

	NIS					$(1)

	(In million)
Balance Sheet Data:

Israeli GAAP:

Working capital	349	(182)	(304)	(308)	12	2
Total assets	3,406	3,595	3,663	3,916	3,911	825
Short-term debt, including current maturities in respect of notes	23	66	73	83	137	29
Long-term debt, including notes	439	466	454	442	684	145
Shareholders’ equity	1,981	1,669	1,798	1,915	1,833	386

U.S. GAAP:

Total assets	3,444	3,637	3,718	3,963	4,076	860
Shareholders’ equity	1,955	1,939	1,765	1,880	1,892	400

(1)	The translation of Adjusted NIS amounts into U.S. Dollars has been made for the convenience of the reader at the representative exchange rate at December 31, 2002 (NIS 4.74 =$1.00).
(2)	Includes impairment loss of NIS 184 million.
(3)	Earnings per share have been calculated based on one Ordinary Share, NIS 0.1 par value. In the Consolidated Financial Statements, earnings per share have also been calculated, as required by Israeli GAAP, based on a NIS 1.0 par value, which, therefore, is 10 times greater than as shown above.
(4)	Includes impairment loss of NIS 69 million before tax and NIS 50 million after tax.
(5)	According to Israeli GAAP and excluding revenues from rental properties and operation of shopping malls.
(6)	For the Company’s supermarkets in Israel. Prior to its sale by the Company in 1998, the Company owned a supermarket chain in Hungary.
(7)	For a definition of same store sales, see “Presentation of Financial and Other Information” above.
(8)	Based on average total square meters for the year calculated on the basis of the total square meters at the end of each month.

Exchange rate information

          As of December 31, 2002 and May 31, 2003, the exchange rate for NIS expressed in NIS per U.S. dollar was 4.74 and 4.37, respectively.

          The average exchange rate for the years indicated below, expressed in NIS per U.S. dollar and calculated by using the average of the exchange rates on the last day of each month during each year, was as follows:

1998	3.79
1999	4.14
2000	4.07
2001	4.21
2002	4.74

          The table below sets forth, for the months indicated, the high and low exchange rates, expressed in NIS per U.S. dollar:

Month	High	Low

September 2002	4.89	4.66
October 2002	4.86	4.74
November 2002	4.76	4.63
December 2002	4.79	4.63
January 2003	4.90	4.74
February 2003	4.92	4.81
March 2003	4.86	4.69
April 2003	4.67	4.52
May 2003	4.55	4.37

Risk Factors

          The Company believes that the occurrence of one or some combination of the following factors could have a material adverse effect on its business, financial condition and results of operations.

The Company distributes a large portion of its products from one distribution center, which also houses the Company’s central data processing facilities.

          In 1998 the Company opened a new distribution center from which the Company distributes to its supermarkets a large portion of the products they carry.  The Company’s central data processing facilities are located in the Company’s head office, which is on the premises of the distribution center. The Company is in the process of completing its disaster recovery program, which includes replicating its data processing facilities at another location. The inability of the Company to utilize the distribution center or its data processing facilities for any reason, including as a result of fire or labor unrest, may significantly impair the Company’s ability to distribute its products to its supermarkets and would adversely affect its profit margin.

The Company’s operating results are subject to quarterly fluctuations of sales and profits and may be difficult to predict.

          The supermarket industry in Israel is subject to fluctuations in quarterly sales and profits, primarily because holiday shopping seasons (and the increased sales attributable thereto) occur in different quarters from year to year.  In addition, the Company enters into agreements with its suppliers relating to volume discounts.  The timing of the accrual of these discounts can cause quarterly fluctuations in the Company’s financial results.  The timing of the opening of new stores also has an impact on the Company’s quarterly results.

The Company may experience supply constraints of dairy, poultry and other products because of its reliance on a limited number of suppliers of such products.

          The Company purchases most of its dairy and poultry products from one supplier, which holds a leading position in the domestic dairy and poultry markets. In 2002, approximately 10.8% of the Company’s sales were attributable to products of this supplier. In 2002, the Company’s six largest suppliers accounted for approximately 31.4% of sales at the Company’s supermarkets. There can be no assurance that these large suppliers or other suppliers will not significantly alter their pricing policy or encounter difficulties in providing such products to the Company and, in either case, the Company’s business, financial condition and results of operations may be adversely affected.

Changes in the Company’s product mix may adversely affect certain financial indicators.

          In accordance with retail industry standards, sales per square meter of non-food products are lower than sales per square meter of food products. Therefore, the expansion of sales of non-food products reduces the Company’s sales per square meter. Furthermore, gross profit margins vary from product to product, and between store formats, thus changes in the Company’s product mix or store format mix result in changes in the gross margin and the operating margin.

If the Company is unable to obtain permits, licenses and real estate documentation for certain supermarkets, it may be required to close such supermarkets.

          The operation of the Company’s supermarkets, the acquisition of new supermarkets and the Company’s real estate development activities require a number of licenses and permits from governmental authorities.  Some of the Company’s supermarkets require licenses or permits that have not yet been obtained or have expired and require renewal.  The Company also leases or owns a number of supermarkets as to which it lacks documentation of real estate ownership registration.  There can be no assurance that the Company will not encounter significant difficulties or incur expenses, in obtaining the requisite licenses, permits, or other real estate ownership registration documentation.  If the Company is unable to obtain these licenses or permits, it may be required to close or to take other remedial action in respect of these supermarkets or real estate developments.

The operating results of the Company may suffer due to unfavorable regulation of the Company’s operations, particularly price controls, minimum wage law, labor law and antitrust law.

          Certain food products (including certain types of bread, flour, eggs and margarine) sold by the Company are subject to government-imposed price controls. In addition, the salaries of a substantial majority of the Company’s employees are based on the minimum wage, which is set by the Israeli Minimum Wage Law, 1987 (the “Minimum Wage Law”).  The wages payable pursuant to the Minimum Wage Law were increased by 10%, effective April 1, 2001.  Any future imposition of more extensive price controls or increase in the minimum wages payable pursuant to the Minimum Wage Law may have an adverse effect on the Company’s business, financial condition and results of operations. Furthermore, changes in accounting standards, taxation requirements, environmental laws and other laws and regulations may have a material impact on the Company’s financial statements.

          On May 29, 2003, the Israeli Antitrust Commissioner (hereafter “the Commissioner”) published a document describing his position regarding various trade practices among the large marketing chains, including the Company and dominant food suppliers. The document includes a description of business practices among the large marketing chains and dominant food suppliers, which in the opinion of the Commissioner violate the Israeli Antitrust Law of 1988 (hereafter “the Antitrust Law”). The Commissioner did not state in the document which large marketing chain operated according to the said practices, in part or in entirety. The wording of the document is general and is addressed to all the chains and all the food suppliers. Furthermore, the Commissioner states in the document that he has not yet decided whether to exercise his authority regarding past activities. Along with the description of the business practices that prevailed, or continue to prevail, among the chains and the dominant food suppliers, the Commissioner stipulates a long list of future behavior rules that he wishes to implement in the relationships among the marketing chains and the dominant food suppliers. According to the opinion of the Company’s legal counsel, part of the future behavior rules are derived from the Antitrust Law and the Commissioner’s determination does not alter the law. On the other hand, part of said rules are not derived from law and constitute prohibitions that are not founded in law. The Commissioner published the document for comment by the public for a 45-day period, i.e. until July 13, 2003. As the Commissioner’s document is preliminary and general in nature, it is difficult, at this stage, to evaluate the impact on the Company of any actions the Commissioner may take or any final rules that may be adopted.

The Company is dependent upon political, economic and military conditions in Israel. The general deterioration of the economy, the ongoing instability in the region, the geopolitical situation in the world and other trends in the retail sector are having an adverse effect on its results of operations which could be material.

          The Company and its subsidiaries are incorporated under the laws of, and have their offices and operations in, the State of Israel.  In addition, all of the Company’s revenues are derived in Israel and a substantial majority of the goods that the Company sells are grown, manufactured or processed in Israel. Consequently, the Company’s financial performance is directly influenced by the political, economic and military conditions affecting Israel.  Any major hostilities involving Israel, continuing or increasing acts of terrorism in Israel, the interruption or curtailment of trade between Israel and its trading partners or a significant downturn in the economic or financial condition of Israel could have a material adverse effect on the Company’s business, financial condition and results of operations.

          Same store sales decreased by 12.5% during the fourth quarter of 2002, compared to the same period in the prior year. This trend continued during the first quarter of 2003. The decrease is mainly the result of the deepening recession in the Israeli economy, the real decrease in food prices and the increasing competition in the supermarket sector, including the opening of new stores.

          The difficult economic situation and the inflationary erosion in salaries and disposable income contributed to the decline in the public’s purchasing power compared to 2002. According to the trend data published by the Israeli Central Bureau of Statistics (the “ICBS”), average wages in real terms during January-February 2003 decreased by 6% compared to the same period last year, and by 9.2% compared to average real wages in 2001.

          During the first quarter of 2003 subsequent to the deepening recession, the decline in the public’s purchasing power and the competition in the supermarket sector, the Company reduced its selling prices. This had an adverse effect on the Company’s gross margin, which decreased from 27.2% in the fourth quarter of 2002 to 24.4% in the first quarter of 2003. In the first quarter of 2003 the Company subsequently recorded an operating loss of NIS 4 million and a net loss of NIS 3 million. The Company intends to raise its gross margin during the remainder of 2003 compared to the first quarter, however the forecast for 2003 indicates that the negative economic situation will continue, thus the ability of the Company to raise selling prices and return to the gross margins exhibited in prior periods is uncertain.

The Company may suffer from reduced revenues, reduced margins and loss of market share due to the competition in the retail industry.

          The supermarket industry in Israel is highly competitive.  The Company competes with other supermarket chains, as well as with small grocery stores, privately owned supermarkets, open-air markets and other retailers selling supermarket goods.  Competitive pressures may result in lower prices, loss of market share or reduced profit margins for the Company’s products. In 2002, the development of the privately owned supermarket chains caused competition in the supermarket sector to increase significantly. This was the result, among other factors, of the Kol-Bo Hatzi Hinam and Tiv Ta’am chains opening new hypermarkets, and the Tiv Ta’am chain gaining market share by virtue of the fact that, unlike the Company, it operates stores on the Sabbath and sells non-Kosher products.

Inflation rate fluctuations, interest rate fluctuations, exchange rate fluctuations and other capital market conditions could result in variability in the Company’s reported financial results.

          The Company owns properties and conducts its operations in Israel. As a result, substantially all of the Company’s assets, liabilities, revenues and expenses are denominated in NIS.  The Company’s financial statements are denominated in inflation-adjusted NIS, therefore fluctuations in the Israeli inflation rate could have a material impact on the Company’s financial results in respect of the excess of unlinked monetary liabilities over monetary assets. In addition, up to and including 1999, salaries of the Company’s employees were partially protected against inflation according to a collective bargaining agreement encompassing almost all sectors of the Israeli economy. Under that agreement, if the inflation in a particular measurement period, as defined by the agreement, exceeds 4.25%, salaries are increased by an “inflationary addition” equivalent to 90% of the inflation over 4.25%. There was no inflationary addition in 2000 and 2001 due to the low rate of inflation in Israel. The rate of inflation in 2002 was 6.5%, therefore an inflationary addition of 2.1% was paid in January 2003 on salary amounts of up to NIS 3,266. Future increases in the Israeli inflation rate could materially increase the Company’s salary expenses. In addition, a significant increase in the inflation rate may result in an increase in the minimum wage pursuant to the abovementioned Minimum Wage Law.

           The Company’s financial expenses are subject to fluctuations in respect of interest rate changes affecting loans received from banks and others.

          Many of the products sold in the Company’s stores are imported from other countries, either directly by the Company or indirectly by other Israeli importers. A significant devaluation of the Israeli currency relative to other currencies may result in significant price increases for such products and may have an adverse effect on the Company’s business, financial condition and results of operations.

The Company may be unable to grow.

          Some of the Company’s sales growth is obtained from opening new stores or expanding or improving existing stores. A decline in the generation of cash flows from operating activities may adversely affect the Company’s expansion plans and cause the Company’s growth to slow significantly. Furthermore, the Company may not be able to open new stores in desirable locations or at a reasonable cost.

          The Company has achieved some of its past growth from acquisitions.  Future acquisitions will require the approval of the Israeli antitrust authorities, and there can be no assurance that such approval can be obtained.

          On October 10, 2001, the Israeli Antitrust Controller issued his decision objecting to the merger between Blue Square Israel Ltd. and Yarkon (Plus 2000) Food Wholesale Ltd. (a privately owned supermarket). In this decision the Controller determined, among other matters, that the competition in the Israeli food retail industry is decreasing and the centralization of the industry is increasing. The Company cannot assess the impact on its affairs and business of the Controller’s policy as reflected by this decision.

The Company is subject to risks of real estate ownership.

          The Company owns, partially or entirely, a number of shopping malls and commercial centers in which the Company’s stores are anchor tenants.  These properties are subject to the risks incident to the ownership of real property, including adverse changes in Israeli economic conditions that may adversely affect the national or regional real estate markets, which may adversely affect the Company’s properties, and the carrying amount of these properties in the Company’s financial statements according to Accounting Standard No. 15 concerning impairment of assets. These risks include increases in operating expenses, adverse changes in the financial condition of tenants and other factors which are beyond the Company’s control.  The Company’s inability to attract or retain tenants would also have an adverse effect on its real estate operations.

The Company is subject to the risks of being party to a collective bargaining agreement.

          Most of the Company’s employees are employed under a periodically renewable collective bargaining agreement, and the Company cannot be certain that such agreement will be renewed without work stoppage. A prolonged work stoppage could have a material adverse effect on the Company’s results of operations.

The Company is subject to the risks of food manufacturing.

          The Company, through its wholly owned subsidiary Gidron, operates three food manufacturing plants: two bakery plants and one delicatessen plant. The Company is therefore subject to the risks inherent in the manufacturing of food products including product liability risks (for which the Company carries insurance) and sanitary requirements. A significant manufacturing problem could have an adverse effect on the Company’s business, financial results and results of operations.

The Company is subject to the risks inherent in the sale of purchase vouchers.

          The Company sells vouchers for the purchase of goods in its stores and at other retailers with which the Company has entered into agreements. The Company is exposed to the risks inherent in the processing of these purchase vouchers, including fraud and theft. Although the Company has taken steps to minimize such risks, significant fraud or theft could have an adverse effect on the Company’s business, financial condition and results of operations.

          Other factors not identified above could have an adverse effect on the Company’s business operations and financial results.

ITEM 4.     INFORMATION ON THE COMPANY

History and Development

          Super-Sol Ltd. was incorporated in Israel on January 14, 1957 and is Israel’s largest supermarket chain in terms of total revenues.

          Discount Investment Corporation Ltd. (“Discount Investment”) is a major shareholder and as of May 31, 2003 owns approximately 50.5% of the outstanding Ordinary Shares of the Company. Discount Investment is an Israeli corporation, approximately 71.5% of which is owned by IDB Development Corporation Ltd. (“IDB Development”). IDB Holding Corporation Ltd. (“IDB Holding”) owns approximately 57.8% of the outstanding ordinary shares of IDB Development.

          On May 19, 2003, private companies controlled by Oudi Recanati, Leon Y. Recanati, Judith Yovel Recanati and Elaine Recanati completed a sale of all of the shares of IDB Holding held by them, constituting approximately 51.7% of the outstanding share capital of IDB Holding, to a group comprised of: (i) Ganden Investments I.D.B. Ltd. (“Ganden”), a private Israeli company controlled by Nochi Dankner and his sister, Shelly Dankner-Bergman, which, following this transaction, holds 31.02% of the equity and of voting power in IDB Holding; (ii) Manor Investments-IDB Ltd. (“Manor”), a private Israeli company controlled by Ruth Manor, which, following this transaction, holds 10.34% of the equity and of voting power in IDB Holding; and (iii) Avraham Livnat Investments (2002) Ltd. (“Livnat”), a private Israeli company controlled by Avraham Livnat, which, following this transaction, holds 10.34% of the equity and of voting power in IDB Holding. Ganden, Manor and Livnat, owning in the aggregate approximately 51.7% of the equity and of voting power in IDB Holding, entered into a Shareholders Agreement relating, among other things, to their joint control of IDB Holding, the term of which is until May 19, 2023.

          During the year ended December 31, 2002, the Company had net sales of NIS 6,710 million. The Company established Israel’s first modern supermarket in 1958 and operated 170 stores through six different retail formats throughout Israel at December 31, 2002. From January 1, 2000 to December 31, 2002, the Company opened 37 new stores and closed five stores. During the three-year period ended December 31, 2002, the number of the Company’s stores in Israel increased from 138 to 170.

          During the five month period ended May 31, 2003 the Company opened three new stores and closed one store. At May 31, 2003 the Company operated 172 stores.

          The Company’s retail formats and the number of stores in operation at May 31, 2003 were as follows:  Super-Sol: 37 full-service supermarkets; Hyper-Netto: 76 discount supermarkets; Universe Club: nine membership warehouse-club stores offering a variety of products at discount prices; Birkat Rachel: nine discount supermarkets offering specially certified Kosher products; Cosmos: 16 mega-stores, featuring a wider variety of food and a larger selection of specialty service departments and non-food items and Machsanei Mazon  - Food Warehouses: 25 heavy discount supermarkets. During the year ended December 31, 2002 and the five month period ended May 31, 2003, the Company converted four Super-Sol stores, 24 Hyper-Netto stores, one Birkat Rachel store and one Cosmos store to other chains — 23 stores to the Food Warehouses chain, four stores to the Hyper-Netto chain, two stores to the Cosmos chain and one store to the Universe Club chain. In addition to the above mentioned store formats, the Company operates a home-shopping service, Netsal, allowing the Company’s customers to purchase goods via telephone, fax or Internet.

          On March 14, 2002, the Company sold its interest in Avnat Ltd., the owner of the shopping mall in Petach Tikva, for NIS 49 million.

          The Company’s supermarket sales accounted for 98% of the Company’s total revenue during 2002. The Company also owns, or has equity interests in, a number of shopping malls and commercial centers in which the Company’s stores are anchor tenants.

          The Company’s ordinary shares, nominal (par) value NIS 0.1 per shares (the “ Ordinary Shares”) have been traded on the Tel-Aviv Stock Exchange since 1980. In October 1997, the Company offered and sold in a public offering 6,650,000 American Depositary Shares (the “ADSs”). The ADSs traded on the New York Stock Exchange (the “NYSE”) under the symbol “SAE”. Each ADS represented five Ordinary Shares. On November 20, 2002 the Company’s Board of Directors resolved to terminate its American Depositary Receipt program and to cause the ADSs to be delisted from trading on the NYSE. Trading of the ADSs on the NYSE ceased on December 26, 2002.

          ADS holders may convert ADSs to Ordinary Shares of the Company until December 25, 2003. Any outstanding ADSs on December 25, 2003 will be sold by the former depositary of the ADSs, which will then hold the net cash proceeds of such sale, without liability for interest, in trust for the benefit of holders who did not surrender their ADSs by such date.

          Super-Sol, Gidron, Universe Club, Hyper-Netto, Birkat Rachel, Cosmos, M. M. M. Machsanei Mazon and NetSal are registered trademarks of the Company in Israel.

Corporate Information

Corporate Address:

Super-Sol Ltd.,
30 Shmotkin Benyamin St.,
Rishon Lezion 75363,
Israel
Telephone: 972-3-948 1527
Facsimile: 972-3-950 5824
Internet address: www.supersol.co.il

Registrar and Transfer Agent:

Former ADS holders may address inquires or comments to:
JP Morgan ADR Service Center
c/o EquiServe
Mail Stop 450254
150 Royall Street
Canton, MA 02021
Telephone: (781)-575 4328

Stock Market Listing:

Tel-Aviv Stock Exchange

Independent Auditors:

KPMG Somekh Chaikin
17 Ha’arba’a St.,
Tel-Aviv 64739 Israel

The following reports are available upon request by writing the Company or by calling 972-3-948 1527:

Annual Report on Form 20-F;
Quarterly Financial Information on Form 6-K;
Current Press Releases (*)

(*) Also available via fax or on the Company’s website.

Supermarket Operations

          Super-Sol had sales of NIS 6,710 million, NIS 6,785 million and NIS 6,300 million for the three years ended December 31, 2002, 2001 and 2000, respectively. During the most recent year, no single store accounted for as much as 5% of total Company sales.

General

          The Company operates supermarkets in Israel. As of December 31, 2002 the average store size was approximately 2,200 square meters. Supermarket stores (Super-Sol, Hyper-Netto, Birkat Rachel and Food Warehouses formats) range in size from 550 square meters to 5,500 square meters. Cosmos and Universe Club stores have an average size of 6,100 and 5,800 square meters respectively, ranging in size from 2,300 square meters to 11,300 square meters.

          Since August 1997, in addition to its regular home delivery service, the Company has offered its customers supermarket shopping over the Internet. The Company’s Internet site, Netsal.co.il, was launched in 2000 to further develop the Company’s e-commerce activities, internet business and home-shopping activities. Customers may enter the Company’s Internet site and order items from the selections presented.  The customer receives delivery of his order from the nearest Company store. As of April 30, 2003 deliveries were made from 15 stores.

Merchandise, Service and Manufacturing

          Most of the Company’s stores have a range of food departments.  The Company gives particular emphasis to its large and diverse offering of in-store, full service fresh departments, including bakeries and ready-to-eat food, butchers and delicatessens. These specialty service departments sell a wide variety of products, often prepared on the premises, such as fresh bread and pastries, ready-to-eat salads and cut-to-order meat and cheeses.

          In addition, the Company is expanding and diversifying the type and amount of non-food products offered in many of its stores. The Company believes that its customers prefer one-stop-shopping stores, where they can buy a wide range of everyday products along with their food. Therefore, the Company is offering, and intends to continue to offer, a wide variety of non-food products, such as leisure items, basic clothing and footwear, optics, housewares, kitchenwares, computers and electronic equipment and pharmaceutical items. The Company’s Cosmos and Universe Club stores carry a more comprehensive non-food selection than the supermarkets. The grocery assortment in these stores is also wider than in the Company’s other supermarket stores.

          The Company offers private label products - “Super-Class” - across many product categories and price ranges. The Company intends to continue to expand its private label food and non-food products, because these products have higher margins compared to competing products, meet the needs of price-conscious customers and enhance customer loyalty. Sales of private label products accounted for 10.1% of total sales for December 2002, compared to 8% for December 2001 and 5.2% for December 2000.

          As of December 31, 2002, the Company, through Gidron, a wholly owned subsidiary, operated three manufacturing plants. These plants consisted of two bakery plants and one delicatessen plant.

          The Company periodically assesses, remodels or renovates its stores in order to add or expand improved specialty service departments, such as bakeries, delicatessens and butchers and to increase its stores’ focus on customer service. The Company will continue to assess existing stores as to possible replacement, remodeling, enlarging or closing.

Segments

          The Company operates food retail stores in Israel. The Company’s retail operations, which represent approximately 98% of consolidated revenues, is its only reportable segment. All of the Company’s operations are in Israel.

Seasonal Aspects of Operations

          The supermarket industry in Israel is subject to fluctuations in quarterly sales and profits, primarily because holiday shopping seasons (and the increased sales attributable thereto) occur in different quarters from year to year.  For instance, in 2001 Passover occurred on April 7, whereas in 2002 Passover occurred on March 27 and in 2003 Passover occurred on April 16. Generally, holiday shopping takes place during the two-week period before the holiday. In addition, the Company enters into agreements with its suppliers relating to rebates and volume discounts at the beginning of the year. Such agreements generally provide that the Company will receive specified discounts if certain purchase targets are met during the ensuing year. During the year, the Company, on a quarterly basis, estimates the amounts of volume discounts to which it will be entitled and accrues such estimated amounts for each quarter as progress is made towards achieving the minimal amount or number of purchases required in order to be eligible for the discount. At the end of the year, when the actual amount of purchases as to which the Company is entitled to volume discounts is known, the Company records the actual amounts of the discounts. The Company also receives during the course of the year certain special discounts from its suppliers, which set a specific NIS amount as a discount, rather than as a percentage of purchases. The timing of the accrual of these discounts can cause quarterly fluctuations in the Company’s financial results. In addition, timing of the opening of new stores will have an impact on quarterly results.

Suppliers

          The Company purchases products for its supermarkets from more than 1,000 suppliers, including manufacturers, importers and distributors. The Company generally avoids reliance on a sole supplier and actively seeks to diversify its suppliers when possible. However, the Company purchases most of its dairy and poultry products from Tnuva Cooperative (“Tnuva”), an Israeli food cooperative, which holds a leading position in the domestic dairy and poultry markets. In 2002, Tnuva’s products accounted for approximately 10.8% of the Company’s sales. The Company’s six largest suppliers, including Tnuva, accounted for approximately 31.4% of sales in 2002. The Company has no written agreements with Tnuva or these other suppliers requiring them to supply products.  However, the Company does not believe that its supermarket business is dependent on any one supplier or group of suppliers and, to date, the Company has not experienced any material problems in obtaining products of the quantity and quality required.

          On May 29, 2003, the Israeli Antitrust Commissioner (hereafter “the Commissioner”) published a document describing his position regarding various trade practices among the large marketing chains, including the Company and dominant food suppliers. The document includes a description of business practices among the large marketing chains and dominant food suppliers, which in the opinion of the Commissioner violate the Israeli Antitrust Law of 1988 (hereafter “the Antitrust Law”). The Commissioner did not state in the document which large marketing chain operated according to the said practices, in part or in entirety. The wording of the document is general and is addressed to all the chains and all the food suppliers. Furthermore, the Commissioner states in the document that he has not yet decided whether to exercise his authority regarding past activities. Along with the description of the business practices that prevailed, or continue to prevail, among the chains and the dominant food suppliers, the Commissioner stipulates a long list of future behavior rules that he wishes to implement in the relationships among the marketing chains and the dominant food suppliers. According to the opinion of the Company’s legal counsel, part of the future behavior rules are derived from the Antitrust Law and the Commissioner’s determination does not alter the law. On the other hand, part of said rules are not derived from law and constitute prohibitions that are not founded in law. The Commissioner published the document for comment by the public for a 45-day period, i.e. until July 13, 2003. As the Commissioner’s document is preliminary and general in nature, it is difficult, at this stage, to evaluate the impact on the Company of any actions the Commissioner may take or any final rules that may be adopted.

Distribution

          In 1998, the Company began operating its new distribution center, which includes 25,000 square meters of warehouse space and which enables the Company to receive and distribute from a central location a large proportion of the goods it sells.  This distribution center replaced the leased warehouses from which the Company formerly distributed its goods, reduced the number of suppliers’ direct-to-store shipments on which the Company formerly relied and replaced the Company’s former headquarters. During December 2002, approximately 56% of the Company’s goods were distributed directly by the Company to its stores. As a result of the opening of the distribution center in 1998, the Company has been able to reduce costs by reducing suppliers’ delivery charges and by reducing the number of daily shipments to the stores; distribute shipments to its stores with more speed and flexibility; increase available selling space in its stores by reducing space that was used for inventory storage; monitor sales more effectively and improve category management.

          The Company plans to increase the rate of self-distribution through this facility.  In May 2002, the Company’s Board of Directors approved a plan for the expansion of the existing distribution center. The expansion entailed the construction of an additional 11,000 square meters of warehouse facilities at the current site at a total anticipated investment of approximately NIS 135 million. In October 2002 the Board of Directors re-examined the expansion plan and resolved that management present the Board with a new expansion plan for approval. The new plan has not yet been prepared.

Governmental Regulation

          The Company’s operation of its supermarkets and the acquisition of new supermarkets require a number of licenses and permits from governmental authorities, including the Israel Antitrust Authority.  Some of the Company’s supermarkets require licenses or permits that have not yet been obtained or have expired and require renewal.  The Company also leases or owns a number of supermarkets as to which it lacks lease consents or other real estate ownership documentation.  Capital expenditures may be required in order to obtain such licenses, permits, lease consents or other real estate ownership documentation.  If the Company is unable to obtain these licenses or permits, it may be required to close or to take other remedial action in respect of these supermarkets.  In addition, the Company’s real estate development activities require licenses and permits from various governmental agencies, including zoning, planning and building authorities.  The laws regulating certain licenses and permits provide for the imposition of civil and criminal penalties and, in cases where such permits and licenses were not issued, government enforcement action has been, and may continue to be, taken against the Company and its officers, directors and employees.

          Certain food products, including certain types of bread, flour, eggs and margarine, sold by the Company are subject to government-imposed price controls.  During periods of high inflation in the past, more extensive price controls have been imposed throughout Israel.

          The salaries of a substantial majority of the Company’s employees are based on the minimum wage, which is set by the Israeli Minimum Wage Law, 1987.  The wages payable pursuant to the Minimum Wage Law were increased by 10.2%, effective April 1, 2001. Any future imposition of more extensive price controls or increase in the minimum wages payable pursuant to the Minimum Wage Law may result in increase in the Company’s costs and decrease in profit margins.

Competition

          The supermarket industry in Israel is highly competitive.  The Company competes with other supermarket chains, such as Blue Square—Israel Ltd., Clubmarket Marketing Chains Ltd., Co-Op Jerusalem, Kol-Bo Hatzi Hinam and Tiv Ta’am as well as with small grocery stores, privately owned heavy discount supermarket chains, supermarket chains that open on the Sabbath and sell non-Kosher products, open air markets and other retailers selling supermarket goods.  Competitive pressures will increase if the Company’s competitors expand their operations or new companies enter the market. Entry into the field of non-food products exposes the Company to competition with other non-food chains and stores in this field.

Property

          As of December 31, 2002, the Company owned or leased 379,000 square meters of floor space, which are used for its 170 supermarkets.  The Company’s supermarket leases generally have 20 to 24-year terms (which include renewal options).  The Company has not experienced any significant difficulties in renewing its leases in the past.  The Company leases property from the Israel Lands Administration generally with 49-year terms and 49-year renewal options.  The Company also enters into development agreements with the Israel Lands Administration, and the Company’s rights thereunder are subject to its compliance with the terms and conditions contained in such agreements.  Most of these leases from the Israel Lands Administration are capitalized and annual fees are not required.  The Company leases or owns a number of supermarkets, as to which it lacks the appropriate lease consents or other real estate ownership documentation.  Although the Company is attempting to obtain the appropriate lease consents or other real estate ownership documentation, there can be no assurance with respect thereto.

          The Company also owns and leases space, which it uses for warehouses, bakeries, offices and the distribution center, in addition to some properties, which are currently leased to third parties or are unused.

          The following table sets forth certain information concerning the Company’s properties (all of which are in Israel), excluding malls, commercial centers and office buildings, as of December 31, 2002:

	Property	Type of Ownership (time remaining under lease)	Area (square meters)

	Existing supermarkets—170

	23	Owned	30,700
	35	Leased from Israel Lands Administration (long term)	73,600
	22	Leased (less than 5 years)	41,800
	26	Leased (between 6 to 10 years)	52,700
	27	Leased (between 11 to 15 years)	60,200
	37	Leased (between 16 to 24 years)	120,000

			379,000

	Supermarkets in development—9
	1	Owned	5,000
	1	Leased from Israel Lands Administration (long term)	3,500
	7	Leased (between 16 to 25 years)	20,145

			28,645

	Distribution center and offices	Owned	28,600

Warehouse and bakeries—	1	Owned	1,200
	4	Leased (between 1 to 5 years)	9,800

			11,000

	Land (building rights)	Owned	56,000

Property	Type of Ownership (time remaining under lease)	Area (square meters)

Leased to third parties:
5 Buildings	Owned	5,100
4 Buildings	Leased from Israel Lands Administration (long term)	6,100
3 Buildings	Leased (between 1 to 10 years)	2,800
1 Land	Owned	1,300

		15,300

Unutilized properties—6
1 Office	Leased (2 years)	3,300
2 Stores	Owned	3,100
1 Store	Leased (5 years)	1,400
2 Stores	Leased from Israel Lands Administration (long term)	2,100

		9,900

          The following table sets forth certain information concerning the Company’s ownership in shopping malls, commercial centers and office buildings, as of December 31, 2002.  All of these malls and commercial centers have one of the Company’s supermarkets as an anchor tenant.

Locations	Square Meters of Floor Space	Ownership by the Company	Occupancy by the Company

Shopping malls:
Haifa (Bay Heart)	27,000	37%	3,300
Bat Yam	16,000	50%	2,800
Kfar Saba	3,900	50%	2,000

Commercial centers and office buildings:
Netanya(*)	32,000	100%	7,400
Haifa (Kiryat Ata)	13,000	100%	4,200
Ashdod	10,500	50%	1,900
Mizpe Sapir	10,000	100%	4,400

          (*) In December 2000, the Company rented approximately 12,000 square meters of the office space in the Netanya Commercial Center to a third party for an initial period of five years with the third party having the option to extend the rental period for three additional five year periods up to a total of 20 years. The remaining 10,000 square meters of the office space have not yet been rented.

          On March 14, 2002, the Company sold its interest in Avnat Ltd., the owner of a 36,000 square meter shopping mall in Petach Tikva, for NIS 49 million. The Company continues to occupy 2,700 square meters of space in this shopping mall.

          The properties owned by the Company are subject to the risks incident to the ownership of real property, including adverse changes in Israeli economic conditions that may affect real estate generally, adverse changes in local markets and changes in local economic conditions or neighborhood characteristics which may adversely affect the Company’s properties.  These risks include increases in operating expenses, the financial condition of tenants and other factors which are beyond the control of the Company.  The inability of the Company to attract or retain tenants would also have an adverse effect on the Company’s real estate operations.

          See Item 5 – “Operating and Financial Review and Prospects – Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources” for information regarding capital expenditures related to the Company’s properties.

Organizational structure

          Listed in the table below are the Company’s main investees and the ownership interest of the Company in each of them:

Name of Investee	Ownership by Company (%)

Katif B.M.	100
Hantez-Exporters and Importers Ltd.	100
Hyper-Kol B.M.	100
Hevrat Hanechasim Shel Supersol B.M.	100
Orvani Hevra Lehashkaot B.M.	100
Gidron Taassiot B.M.	100
Hyper Reshet Ha’gal Hayarok Ltd.	100
Super-Sol–Bailsol Hashkaot B.M.	50
Israel Kanyonim Ltd.	50
Merkaz Hakirya (Ashdod 1995) Ltd.	50
Bay Heart Ltd.	37

          All of the company’s investees are incorporated in israel. Discount investment corporation ltd., an israeli corporation, owns approximately 50.5% of the outstanding ordinary shares of the company.  Approximately 71.5% of the outstanding shares of discount investment corporation ltd. Are owned by idb development corporation.  Approximately 57.8% of the outstanding shares of idb development corporation are owned by idb holding corporation.

ITEM 5.     OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Management’s discussion and analysis of financial conditions and results of operations

          The following discussion and analysis should be read in conjunction with Item 3 — “Key Information” and the Consolidated Financial Statements and notes thereto appearing under Item 17 in this Report.  The Company’s Consolidated Financial Statements are prepared in conformity with Israeli GAAP, which, as described in Note 23 of the Notes to the Consolidated Financial Statements, differs in certain respects from U.S. GAAP.  The financial statements of the Company are presented in NIS, adjusted to reflect changes in the Israeli CPI.  Consequently, all NIS amounts set forth in the historical financial statements of the Company are adjusted each time the Company publishes new financial statements in order to reflect changes in the Israeli CPI as of the date of the latest balance sheet presented therein (Adjusted NIS).  This presentation permits the financial information to be set forth in constant or “real” terms as measured by changes in the Israeli CPI.

Overview

          The Company is Israel’s largest supermarket chains in terms of total revenue. The Company had 170 stores throughout the country at December 31, 2002.  Another marketing arm of the Company is Net-Sal, which allows customers to order supermarket products by telephone, fax or Internet for direct delivery to their homes.  During the year ended December 31, 2002, the Company’s supermarket sales accounted for 98% of the Company’s total revenue.

          During 2002, the Company opened 10 stores and closed two stores. The total floor space of the Company’s supermarkets increased to 379,000 square meters at the end of 2002 from 356,100 square meters at the end of 2001.

Results of Operations

          The following table shows certain statement of income data as a percentage of revenue or sales, where indicated, for the periods indicated.

	Year Ended December 31,

	2000	2001	2002

Sales	99.1	99.0	99.1
Rentals and operation of shopping malls	0.9	1.0	0.9
Total revenue	100.0	100.0	100.0
Cost of sales (1)	73.2	72.8	73.3
Gross profit (1)	26.8	27.2	26.7
Operating, selling administrative and general expenses (2)	22.7	22.9	24.3

Operating profit (2)	4.7	5.0	3.1
Net earnings (loss) (2)	2.8	3.0	(0.21)

(1)	As a percentage of sales
(2)	As a percentage of total revenue

2002 compared to 2001

          Total revenue. Revenues for 2002 reached NIS 6,771 million, a decrease of 1.2% compared to NIS 6,856 million in the prior year. The Company’s same store sales decreased by 7.5% during the year compared to the prior year. The decrease in sales was mainly the result of the deepening recession, the real decrease in food prices and the increasing competition in the supermarket sector including as a result of the opening of new stores.

          The Company’s financial statements are adjusted for inflation according to the increase in the Israeli CPI. On the other hand, actual sales are impacted only by the Food Price Index. During the year the Israeli CPI increased 6.5% while the Food Price Index increased only 4.9%. This gap between the two indices means that, in general, food prices decreased in real terms by an average of 3% during the year compared to the prior year. This had a negative impact on sales growth.

          The difficult economic situation, the inflationary erosion in salaries and disposable income and the increase in the unemployment rate contributed to the decline in the Israeli public’s purchasing power compared to the prior year. According to the data of the Israeli Central Bureau of Statistics, in 2002 there was an inflationary erosion of 5.6% in wages compared to the prior year and the unemployment rate increased. The average weekly unemployment rate was 10.3% in 2002 compared to 9.4% in 2001.

          The 1% increase in the VAT rate to 18%, that came into effect in June 2002, also contributed to the decrease in sales.

          The above is reflected in private consumption per capita figures in Israel: during the second half of 2002 per capita spending on durable goods decreased at an annual rate of 16%. Purchases of household equipment decreased significantly (11.7%) as did food purchases (3.8%).

          Revenues from rentals and operation of shopping malls were NIS 61 million for 2002, compared to NIS 71 million in 2001. The decrease is due to the sale of the Company’s holdings in Avnat Ltd. at the beginning of 2002.

          Gross profit. The Company’s gross profit relates to sales only, excluding rental income, and is calculated by deducting cost of sales from sales. Gross profit was NIS 1,790 million in 2002, a decrease of 3.0% compared to NIS 1,844 million for the prior year. Gross margin was 26.7% for 2002, compared to 27.2% in 2001. The decrease in the gross profit margin is the result of the increasing competition in the supermarket sector, the conversion of stores to discount formats, the decrease in real terms in food prices and the erosion of the inventory.

          The financial results for 2002 reflect an increase of 6.5% in the Israeli CPI, while the results for the prior year reflect an increase of 1.4% in the Israeli CPI. The difference of 5.1% resulted in a decrease of NIS 27 million in gross profit and operating profit for 2002 compared to the prior year, due to the inflationary adjustment of the opening balance of the inventory. Gross profit for the year included an increase of NIS 18 million in discounts received from suppliers compared to the prior year. This increase was recorded subsequent to the settlement of accounts for 2002 by the date the financial statements were signed. In the prior year the recording of a small part of the supplier discounts was deferred as settlement of accounts ended subsequent to the signing of the financial statements.

          The increasing emphasis of the Company on its large discount store formats is expected to contribute to lower gross margins.  However, the Company is expanding or adding specialty service departments, is continuing to develop its private label program and is continuing the expansion of its self distribution capabilities through its distribution center, all of which are expected to offset, in part, the lower gross margins attributable to the emphasis on large discount store formats.

          Operating, selling, administrative and general expenses.Operating, selling, general and administrative costs were NIS 1,644 million during 2002, an increase of 4.5% compared to NIS 1,573 million during the prior year. The ratio of operating, selling, general and administrative costs to total revenues was 24.3% compared to 22.9% during the prior year. The increase in expenses was attributable primarily to the increase in rentals, municipal taxes and depreciation due to the opening of new stores, increased credit card transaction processing fees, increased security costs in stores resulting from the threat of terrorist attacks, and the sharp rise in electricity tariffs, net of the decrease in salary expenses.

          Operating profit.Operating profit for the year was NIS 207 million, a decrease of 39.8% compared to NIS 342 million in the prior year. The operating margin was 3.1% compared to 5.0% during the prior year.

          Financial expenses, net.  The Company’s financial expenses, net were NIS 7 million for the year, compared to NIS 24 million in the prior year.  The decrease in the Company’s financial expenses, net is mainly due to the increase of 6.5% in the Israeli CPI during the year, which resulted in financing income from the inflationary erosion of the excess of unlinked monetary liabilities over unlinked monetary assets, net. In 2001 the Israeli CPI increased by 1.4%.

          Other income (expenses), net. During 2002, the Company recorded other expenses, net of NIS 166 million, mainly due to the loss of NIS 184 million in respect of the impairment of assets according to Israeli Accounting Standard No.15, net of capital gains of NIS 26 million from the sale of the Company’s holdings in Avnat Ltd. During 2001, the Company recorded other expenses, net of NIS 3 million mainly due to capital losses.

          The Impact of Accounting Standard Number 15 – “Impairment of Assets”. In February 2003 the Israeli Accounting Standards Board released Israeli Accounting Standard No. 15 – “Impairment of Assets” (“Standard 15”). Standard 15 is based on International Accounting Standard No. 36 – “Impairment of Assets”. Standard 15 requires the recording of an impairment loss whenever the carrying amount of an asset exceeds its recoverable amount. Recoverable amount is the greater of the net selling price and the present value of estimated future cash flows expected to result from the use and disposition of the asset (the “value in use”). Standard 15 also requires that if the recoverable amount of the asset exceeds its carrying amount, this excess amount should not be reflected in the financial statements. During 2002, the Company calculated the recoverable amount for every store and every other rental property (each, a “cash-generating unit”), altogether about 200 real estate assets.

          The Company’s financial statements for the year ended December 31, 2002 include the early implementation of Standard 15. As a result of the initial implementation of Standard 15, and due to the deterioration in the economic conditions in Israel, the Company recorded a loss from the impairment of certain of its assets in the amount of NIS 184 million before tax (NIS 128 million after tax). This impairment loss represents 6.8% of the Company’s total fixed and other assets of NIS 2.70 billion, prior to the recording of the impairment loss. This loss reflects the difference between the carrying amount of the assets prior to the implementation of Standard 15, and their recoverable amount at that date. Furthermore, the Company recorded its equity in the loss of an affiliated company in the amount of NIS 10 million in respect of the impairment of assets recorded by the affiliated company. The affiliated company did not record deferred taxes in respect of the impairment loss.

          In examining the impairment in value of a cash-generating unit, goodwill and corporate assets (such as head office assets and the Company’s warehouses) related to the cash-generating unit were taken into account. Furthermore, overhead costs that can be directly related or reasonably allocated to a cash-generating unit were taken into account in calculating the value in use of a cash-generating unit. In determining the value in use of a cash-generating unit, the Company used cash flow forecasts reflecting the present condition of the asset and representing management’s best estimate of the economic conditions prevailing during the remainder of the useful life of the asset. These cash flows were discounted at pre-tax discount rates of 12% and 10% for stores and rental properties, respectively.

          The Company made use of real estate valuations in determining the estimated net selling price of buildings, including land and leasehold rights.

          Income taxes. The Company’s tax expense for 2002 was NIS 25 million, a decrease of 76.7% compared to NIS 108 million for the prior year. The effective tax rate for 2002 was 73.8%, compared to 34.4% for the prior year, because deferred taxes were not recorded in respect of that part of the impairment loss according to Statement 15 that was allocated to land and goodwill, and due to the taxes in respect of the sale of the Company’s holdings in Avnat Ltd.

          Equity in loss of affiliated companies. The Company’s equity in the loss of an affiliated company, net was NIS 22 million for 2002 and resulted mainly from the loss from impairment of assets in accordance with Statement 15 recorded by the affiliated company. The affiliated company did not record deferred taxes in respect of the impairment loss because the utilization of the deferred tax asset is uncertain.

          Net earnings (loss). Net loss for 2002 was NIS 14 million, compared to net earnings of NIS 205 million in the prior year.

2001 compared to 2000

          Total revenue.  The Company’s total revenue was NIS 6,856 million in 2001, representing an increase of 7.8 % from NIS 6,359 million in 2000, attributable mainly to the contribution of new stores. Same store sales decreased by 3.2% in 2001 compared to 2000, mainly as a result of the opening of new stores, both by the Company and by competitors, and the general slowdown of the economy in 2001.

          Gross profit. The Company’s gross profit relates to sales only, excluding rental income, and is calculated by deducting cost of sales from sales. The Company’s gross profit was NIS 1,844 million in 2001, representing an increase of 9.3% from NIS 1,687 million in 2000. As a percentage of sales, gross profit was 27.2% in 2001 compared to 26.8% in 2000. This improvement was mainly the result of significant increases in the volume of self-distribution and sales of private label products, category management and improvement in inventory management.

          Operating, selling, administrative and general expenses. In 2001, operating, selling, administrative and general expenses, consisting primarily of salaries, rent and advertising expenses, were NIS 1,573 million, representing an increase of 8.9% from NIS 1,445 million in 2000. Most of this increase was a result of the April 2001 increase in the wages payable pursuant to the Minimum Wage Law, since the salaries of a substantial majority of the Company’s employees are based on the minimum wage.

          Operating profit. The Company’s operating profit in 2001 was NIS 342 million, representing a 13.7% increase from NIS 301 million in 2000. As a percentage of total revenue, operating profit in 2001 was 5.0%, an increase from 4.7% in 2000.

          Financial expenses, net.  The Company’s financial expenses, net in 2001 were NIS 24 million, compared to NIS 25 million in 2000.

          Other income (expenses), net.  Other income (expenses), net includes capital gains and losses from the sale or disposal of assets, and other income. Other expenses, net were NIS 3 million in 2001 compared to other income, net of NIS 7 million in 2000. Other expenses, net for 2001 consisted primarily of capital losses. Other income, net for 2000 included primarily a capital gain of NIS 16 million from the sale of a plot of land by a subsidiary, net of a provision of NIS 6 million for future losses from a store that will not be opened due to licensing difficulties, and net of a capital loss of NIS 3 million from the closing of stores.

          Income taxes.  Income taxes in 2001 were NIS 108 million, representing an increase of 4.0% from NIS 104 million in 2000.  As a percentage of earnings before income taxes and equity losses, income taxes were 34.4% compared to 36.7% in 2000.

          Net earnings.  Net earnings were NIS 205 million in 2001, an increase of 14.4% from NIS 179 million in 2000, representing 3.0% of total revenue in 2001 and 2.8% of total revenue in 2000.

Critical Accounting Policies

          The Company’s significant accounting policies are summarized in Note 1 to the Consolidated Financial Statements.

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses, and related disclosures of contingent assets and liabilities. Management bases its estimates on historical experience and other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates.

          Management believes that the following accounting policies are the most critical in the preparation of the Company’s financial statements, because they involve the most difficult, subjective or complex judgments about the effect of matters that are inherently uncertain.

          Inventory. Inventory, which consists, primarily of merchandise in stores and warehouses, is stated at the lower of cost or market. Cost is determined by the moving average method. Prior to September 2001, merchandise in stores was valued according to the “retail inventory method”. The difference between the two calculations is immaterial. Inventory losses are evaluated throughout the year based on actual physical counts in the Company’s facilities. Allowances for inventory losses are recorded, based on the results of the counts to provide for estimated losses as of the balance sheet date.

          Impairment of assets. The Israeli Accounting Standard No. 15 – Impairment of Assets (“Standard 15”), which was released by the Israel Accounting Standards Board in February 2003, prescribes procedures that an entity is required to adopt in order to ensure that assets included in the consolidated financial statements will not be shown in an amount exceeding their recoverable amount. The recoverable amount is the greater of the net selling price and the present value of estimated future cash flows expected to arise from the use and disposition of the asset (a “ value in use”). Standard 15 also prescribes the presentation and disclosure rules applicable to impaired assets. The Company calculated the estimated recoverable amount for each store and for every other rental property (a “cash-generating unit”). In examining the impairment in value of a cash-generating unit, goodwill and corporate assets related to the cash-generating unit (such as head office assets and warehouses) were taken into account. Furthermore, overhead costs that can be directly related or may be reasonably allocated to a cash-generating unit were taken into account in calculating the value in use of a cash-generating unit.

          In determining the value in use of a cash-generating unit, the Company used cash flow forecasts reflecting the present condition of the assets and the best estimate of the economic conditions prevailing during the remainder of the useful life of the asset. These cash flows were discounted at pre-tax discount rates of 12% and 10% for stores and rental properties, respectively.

          The Company made use of real estate valuations in determining the net selling price of the buildings, including land and leasehold rights.

          Rebates and Discounts from Suppliers. The Company records the rebates and discounts it receives from its suppliers as a reduction of purchases. Therefore, that part of the discounts that relates to the amount of the purchases included in the closing balance of the inventory, is allocated to inventory, and the remainder of the discounts reduces the cost of sales.

          There are two types of discounts:

          1) A fixed discount that is not contingent on the volume of purchases – this discount is calculated as a fixed percentage of purchases from the supplier, or as a fixed annual amount that is not contingent on the purchase volume.

          2) A volume rebate that is contingent on the volume of purchases (a “variable discount”).  The Company recognizes a variable discount in accordance with the directives of the U.S. Financial Accounting Standards Board set forth in EITF 02-16, “Accounting by a Customer (including a Reseller) for Certain Consideration Received from a Vendor.”

          This accounting standard prescribes that a variable discount be recognized in a systematic manner, as progress is made towards achieving the minimal amount or number of purchases required in order to be eligible for the variable discount, provided that it is probable that the variable discount will be received and that the amount of the variable discount is reasonably estimable.

          The accrual in respect of the variable discount increases during the year, as the agreements with the suppliers are finalized, and as the chance of attaining the milestones required in order to be eligible for the discount becomes probable.

          In the event that collection of the variable discount is not probable as of the balance sheet date, the variable discount is recognized only in the following year when the uncertainty relating to the calculation of the purchase volume is resolved upon the final settling of accounts with the supplier.

Contractual Obligations and Commercial Commitments

          The Company has various financial obligations and commitments incurred in the normal course of its operations and financing activities. Financial obligations represent known future cash payments that the Company is required to make under existing contractual arrangements, such as debt and lease agreements.

          The following table presents the scheduled maturities of the Company’s long-term debt and its significant financial obligations under other material contractual commitments as of December 31, 2002:

	Payments Due by Period

	Total	2003	2004	2005	2006	2007	2008 & thereafter

	NIS (in millions)

Long-term debt to banks, holders of notes and others	797	112	69	57	57	117	385
Operating leases (1)	1,605	184	178	168	149	129	797
Commitments (2)	93	80	13	-	-	-	-
Total	2,495	376	260	225	206	246	1,182

(1)

The Company and its investee companies, of which the Company is a guarantor, have long-term non-cancelable operating lease commitments for retail and office space. The abovementioned amounts are the minimum lease payments under these agreements, not including additional amounts computed as a percentage of sales or renewal options. All of these leases are linked to the changes in the Israeli CPI or in the U.S. dollar and these amounts do not give effect to changes that may result from changes in these indices.

(2)

Includes commitments of the Company to construct new store premises and to purchase equipment. Some of these commitments are linked to the changes in the Israeli CPI, U.S. dollar or residential building cost index and these amounts do not give effect to changes that may result from changes in these indices. The Company is contingently liable as a guarantor of the liabilities of certain subsidiaries and proportionately consolidated investees in an aggregate amount of NIS 35 million. The Company is also contingently liable for the payment of operating leases in the amount of NIS 175 million (not including renewal options) on buildings under construction, contingent on completion of the buildings by the lessors and the Company taking possession of the stores.

Liquidity and Capital Resources

          The principal source of liquidity for the Company is the cash generated by its operations.  In 2002, approximately 28% of the Company’s supermarket goods sales were paid for with cash and cash equivalents at the point of sale, approximately 62% of sales were paid for with credit cards, approximately 4% of sales were paid using short-term credit arrangements (as to which the Company bears the risk of non-payment) and approximately 6% of sales were paid for with prepaid discount vouchers issued by the Company.

          The average time period within which the Company’s accounts receivable are paid is shorter than the time period within which the Company pays its accounts payable.  Accordingly, the Company’s operations are generally cash positive at the operating level and increased capital resources are not required to support any increase in its receivables or inventories (which are generally sold before the Company pays suppliers in respect thereof), except when the Company opens a new store.  The Company’s receivables are comprised primarily of credit card receivables, of which a significant part is paid by the credit card companies at the beginning of each month. Working capital therefore reaches a peak at the end of each month, and decreases after receipt of the credit card receivables.  Net cash generated by operations was NIS 137 million in 2002, a decrease of NIS 251 million, or 64.8%, from NIS 388 million for 2001. The decrease in 2002 compared to 2001 was mainly due to two reasons. In 2000, the Company factored part of its credit card receivables in the amount of NIS 162 million. The Company continued to factor such receivables in 2001 in the amount of NIS 160 million. In 2002 the Company did not factor credit card receivables, because it obtained an alternative source of financing from the issue of notes in the amount of NIS 419 million at the beginning of 2002 as described below. Therefore, the accounts receivable balance as of December 31, 2002 increased significantly compared to the balance as of December 31, 2001. Excluding the effect of the factoring of credit card receivables, net cash from operating activities were NIS 297 million in 2002, compared to NIS 390 million in the prior year. Furthermore, in 2002 cash flows from operating activities decreased by NIS 152 million due to the decrease in the accounts payable balance, compared to an increase of NIS 92 million in 2001. The decrease in 2002 was mainly due to the decrease in the proportion of sales of non-food products, which are characterized by longer supplier credit terms than food products, and by the decrease in purchases during the fourth quarter resulting from the decrease in sales.

          Net cash outflow from investing activities amounted to NIS 377 million for 2002, compared to NIS 323 million for 2001. Purchase of marketable securities amounted to NIS 107 million in 2002. During 2002, the Company invested in fixed assets, deferred costs, and other assets NIS 329 million, compared to NIS 365 million invested in 2001. Of the amount invested in 2002, NIS 109 million was invested in remodeling and renovation of existing stores, compared to NIS 148 million in 2001; NIS 144 million was invested in 2002 in new stores, compared to NIS 105 million in 2001; NIS 36 million was invested in 2002 in the distribution center, compared to NIS 30 million in 2001; and NIS 16 million was invested in 2002 in commercial centers, compared to NIS 43 million in 2001.

          The Company’s net cash inflow from financing activities amounted to NIS 267 million for 2002, compared to outflow of NIS 42 million for 2001. The increase in net cash inflow in 2002 was due mainly to the issue of notes in the amount of NIS 419 million, net of a dividend distribution amounting to NIS 101 million in 2002 compared to a dividend of NIS 52 million in 2001.At December 31, 2002, the Company had net short-term assets (cash, deposits and marketable securities net of short-term bank credit), on a consolidated basis, of NIS 151 million, compared to net short-term borrowings of NIS 42 million in 2001.

          On January 21, 2002, the Company sold in a private placement to institutional and other investors two series of Israeli CPI - linked notes in an aggregate principal amount of NIS 427 million, as follows:

               1.     NIS 88 million bearing interest of 4.0% per annum, due from 2003 to 2007.

               2.     NIS 339 million bearing interest of 4.8% per annum, due from 2007 to 2012.

          The notes are not secured and are not registered for trading on the Tel Aviv Stock Exchange.

          The notes were rated AA+ by Ma’alot – The Israel Securities Rating Company Ltd. (an affiliate of Standard & Poor’s).

          Most of the proceeds were used to fund the Company’s working capital requirements and for capital expenditures. The remainder of the proceeds was used for purchase of marketable securities.

          At December 31, 2002, the principal amount of the Company’s two primary long-term bank loans aggregated NIS 240 million.  The principal amounts of these loans are linked to the Israeli CPI and interest is payable on the principal amounts so adjusted.  One of these loans is with Bank Leumi LeIsrael B.M. and matures in 2009.  This loan bears interest at a variable rate (adjusted bi-annually) based on the average yield of certain Israeli government bonds, plus a premium. As of December 31, 2002, the remaining principal balance of such loan was NIS 132 million and bore interest at a rate of 6.1% per annum. Subsequent to the balance sheet date, the interest on this loan was adjusted to 5.9% per annum. The other loan, in the principal amount of NIS 108 million at December 31, 2002 is with Israel Discount Bank Limited (of which an affiliate of certain principal shareholders of the Company owns approximately 13%) and matures no later than 2009. This loan bears interest at a fixed rate of 3.2% per annum, linked to the Israeli CPI.

          The abovementioned loan agreements contain certain loan covenants. The agreement with Bank Leumi stipulates the following: the Company’s shareholders’ equity must exceed 30% of consolidated assets and amount to no less than NIS 900 million linked to the Israeli CPI for December 1996 (in NIS as of December 2002 – NIS 1,145 million); in any given year the Company must not have a net loss exceeding 15% of shareholders’ equity; the Company must not have in any two consecutive years net losses exceeding 5% of shareholders’ equity. The agreement with Israel Discount Bank stipulates that the Company’s shareholders’ equity must exceed NIS 700 million linked to the Israeli CPI for December 1996 (in NIS as of December 2002 – NIS 890 million); the Company’s total bank credit (including all banks and financial institutions) must not exceed 1.5 times the Company’s shareholders’ equity. If the Company were to fail to meet these loan covenants, the banks are entitled to call for immediate repayment of the loans. The Company has met the abovementioned loan covenants to date.

          In February 2003 the Company received a long-term loan from Bank Hapoalim B.M. in the principal amount of NIS 100 million. This loan bears interest at a fixed rate of 6.3% per annum, linked to the Israeli CPI and matures no later than 2008.

          In addition, the Company has other long-term bank loans linked to the Israeli CPI aggregating at December 31, 2002 NIS 72 million at interest rates of 3% to 7.6% maturing no later than 2011.

          The Company also has an unlinked long-term bank loan bearing interest of 8%, aggregating NIS 50 million, that matured in February 2003.

          As of December 31, 2002, the Company had NIS 68 million in cash and cash equivalents.

          Unutilized lines of short-term credit available to the Company as of May 31, 2003 amounted to approximately NIS 171 million. Utilization of the lines of credit is contingent on the examination by the bank, at the time that the Company wishes to utilize the line of credit, that the bank is able to grant the credit subject to the regulations of the Bank of Israel regarding maximum credit granted to an entity or group of entities. Furthermore, the Company has an arrangement with a credit card company for the factoring of its credit card receivables. In 2002 the Company did not factor credit card receivables due to the obtaining of alternative sources of financing from the issue of notes in the amount of NIS 419 million at the beginning of 2002. On December 31, 2001 the Company factored credit card receivables in the amount of NIS 160 million. The Company believes that its cash flow from operations, availability under its current or other lines of credit and cash will be sufficient to fund its planned capital expenditure program, debt service requirements and cash flow needs for the foreseeable future.

          Due to the deterioration in the economic conditions in Israel, the Company has decided to minimize its investment programs and therefore in 2003 currently plans to renovate four and to convert 15 stores only at an aggregate estimated cost of NIS 11 and 5 million, respectively.

          See Item 4 – “Information on the Company - Distribution” for information regarding the Company’s plan for the expansion of the existing distribution center.

          See Item 11 – “Quantitative and Qualitative Disclosures about Market Risk” for information regarding the type of financial instruments used, the maturity profile of debt, currency and interest rate structure, treasury policies and objectives and control of treasury activities, and the use of financial instruments for hedging purposes.

Trend Information

          The Company’s results of operations are directly impacted by the political, economic and security conditions in Israel. The deterioration in the economic and security conditions in Israel has had a negative effect on the Company’s results of operations. The Company’s results of operations will continue to be impacted by the above.

          Same store sales decreased by 12.5% during the fourth quarter of 2002, compared to the same period in the prior year. This trend continued during the first quarter of 2003. The decrease is mainly the result of the deepening recession in the Israeli economy, the real decrease in food prices and the increasing competition in the supermarket sector, including the opening of new stores.

          The difficult economic situation and the inflationary erosion in salaries and disposable income contributed to the decline in the public’s purchasing power compared to 2002. According to the trend data published by the Israeli Central Bureau of Statistics (the “ICBS”), average wages in real terms during January-February 2003 decreased by 6% compared to the same period last year, and by 9.2% compared to average real wages in 2001.

          During the first quarter of 2003 subsequent to the deepening recession, the decline in the public’s purchasing power and the competition in the supermarket sector, the Company reduced its selling prices. This had an adverse effect on the Company’s gross margin, which decreased from 27.2% in the fourth quarter of 2002 to 24.4% in the first quarter of 2003. In the first quarter of 2003 the Company subsequently recorded an operating loss of NIS 4 million and a net loss of NIS 3 million. The Company intends to raise its gross margin during the remainder of 2003 compared to the first quarter, however the forecast for 2003 indicates that the negative economic situation will continue, thus the ability of the Company to raise selling prices and return to the gross margins exhibited in prior periods is uncertain.

Off-balance Sheet Arrangements

          During the year, the Company purchased forward contracts on the U.S. dollar and Euro exchange rates. The Company had no open derivative positions as of the balance sheet date. The Company’s maximum investment in derivatives was on June 30, 2002.

The Company’s maximum derivative positions were as follows:

	$		Euro

	Par value	Fair value	Par value	Fair value

	Long – up to one year		Long – up to one year

Adjusted NIS (millions)

Forward contracts For hedging purposes

(recognized for accounting purposes)	10	10	2	2

Recent Accounting Pronouncements

           Statement of Financial Accounting Standards No. 143 “Accounting for Asset Retirement Obligations” (“SFAS 143”) was issued in June 2001. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The Company is evaluating the impact, if any, SFAS 143 may have on its future financial statements.

          In June 2002, the Financial Accounting Standards Board issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS 146”), which addresses significant issues relating to the recognition, measurement and reporting of costs associated with exit and disposal activities initiated after December 31, 2002. The Company is currently evaluating the impact, if any, SFAS 146 may have on its financial statements.

          On May 15, 2003, the Financial Accounting Standards Board issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (“SFAS 150”). SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of nonpublic entities. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. Restatement is not permitted. The Company is currently evaluating the impact, if any, SFAS 150 may have on its financial statements.

          In November 2002, the Financial Accounting Standards Board issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”), which addresses guarantor’s accounting for, and disclosure of, the issuance of some guarantees. The provisions of FIN 45 relating to initial recognition and measurement are effective on a prospective basis for guarantees issued or modified after December 31, 2002. The Company is currently evaluating the impact, if any, FIN 45 may have on its financial statements.

          In July 2001 the Israel Accounting Standards Board published Accounting Standard No. 12 “Discontinuance of Adjustment of Financial Statements”. According to this standard the adjustment of financial statements to the effect of the changes in the general purchasing power of the Israeli currency will be discontinued as of January 1, 2003.

          In December 2002 the Israel Accounting Standards Board published Accounting Standard No. 17 according to which the implementation of the Standard No. 12 is deferred to January 1, 2004. Therefore the adjustment of the financial statements will be discontinued as of January 1, 2004 and until December 31, 2003 the Company will continue to prepare adjusted financial statements according to Opinion No. 36 of the Institute of Certified Public Accountants in Israel. The inflation adjusted amounts included in the financial statements as at December 31, 2003 will be the basis for the nominal financial reporting starting January 1, 2004. The implementation of Standard No. 12 could have a material effect on the reported business results of the Company. The extent of the effect depends on the rate of inflation, composition of assets and on the Company’s sources of financing.

Political, military and economic conditions in Israel affecting results of operations

          The Company and its subsidiaries are incorporated under the laws of Israel and have their offices and operations in Israel.  The Company is, therefore, directly influenced by the political, economic and military conditions affecting Israel.  Any major hostilities involving Israel, the interruption or curtailment of trade between Israel and its trading partners or a significant downturn in the economic or financial condition of Israel could have a material adverse effect on the Company’s business, financial condition and results of operations.

          Political Conditions.  Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel. While Israel has entered into peace agreements with both Egypt and Jordan and several other countries have announced their intentions to establish trade and other relations with Israel, Israel has not entered into any peace arrangement with Syria or Lebanon. Moreover, although Israel has conducted peace negotiations with the Palestinian Authority, efforts to resolve the problem have failed to result in an agreeable solution and there has been a significant deterioration in Israel’s relationship with the Palestinian Authority and continuing and increasing acts of terrorism in Israel. Continued hostilities between the Palestinian community and Israel and any failure to settle the conflict may have a material adverse effect on the Company’s business. Further deterioration of hostilities into a full scale conflict might require more widespread military reserve service by some of the Company’s employees which may have a material adverse effect on the Company’s business.

          Beginning in 1948, nearly all Arab countries formally adhered to a boycott of Israel and Israeli companies and, since the early 1950s, of non-Israeli companies doing business in Israel or with such companies.  Despite measures to counteract the boycott, including anti-boycott legislation in the U.S., the boycott has had an indeterminate negative effect upon trade with and foreign investment in Israel.  The Company does not believe that the boycott has had a material adverse effect on the Company, but there can be no assurance that restrictive laws, policies or practices directed toward Israel or Israeli businesses will not have an adverse impact on the operation or expansion of the Company’s business.

          Military Service.  Generally, all male adult citizens and permanent residents of Israel under the age of 48 are, unless exempt, obligated to perform up to approximately 43 days of military reserve duty annually.  Additionally, all such residents are subject to being called to active duty at any time under emergency circumstances.  Some of the Company’s officers and employees are currently obligated to perform annual reserve duty. While the Company has operated effectively under these requirements since it began operations, no assessment can be made as to the full impact of such requirements on the Company’s workforce or business if conditions should change, and no prediction can be made as to the effect on the Company of any expansion or reduction of such obligations.

          Economic Conditions.  Israel’s economy has been subject to numerous destabilizing factors, including a period of rampant inflation in the early to mid-1980s that reached an annual peak of 445%, low foreign exchange reserves, fluctuations in world commodity prices, military conflicts and civil unrest.  The Israeli government has, for these and other reasons, intervened in the economy by utilizing, among other means, fiscal and monetary policies, import duties, foreign currency restrictions and control of wages, prices and exchange rates.  The Israeli government periodically changes its policies in all these areas. In recent years, the Israeli economy has been in a recession.  From 1997 through 2000, Israel’s GDP increased 3.3%, 3.0%, 2.6% and 7.4% respectively whereas in 2001 and 2002 Israel’s GDP decreased 0.9% and 1.0% respectively.  According to the trend data published by the Israeli Central Bureau of Statistics (hereafter – “ICBS”), average wages in real terms during January-February 2003 decreased by 6% compared to the same period in 2002, and by 9.2% compared to average real wages in 2001. The average weekly unemployment rate was 10.3% in 2002 compared to 9.4% in 2001. The above is reflected in private consumption per capita figures: during the second half of 2002 per capita spending on durable goods decreased at an annual rate of 16%. Purchases of household equipment decreased significantly (11.7%) as did food purchases (3.8%).

          Changes in the general business and economic conditions in Israel, including the rate of inflation, population growth and employment and job growth in the markets in which the Company operates may affect the Company’s ability to hire and train qualified employees. This would negatively affect earnings and sales growth. General economic changes may also affect the shopping habits of the Company’s customers, which could affect sales and earnings.

ITEM 6.     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

          Set forth below is certain information concerning each of the directors and executive officers of the Company as of June 2, 2003:

Name	Age	Title

Avraham Bigger	57	Chairman of the Board of Directors (since June 2, 2003)
Joel Feldschuh	54	Chief Executive Officer (since May 26, 2003)
Eliahu Cohen	70	Director
Ami Erel(3)	56	Director
Barak Libai (1)(2)	41	Director (since April 27, 2003)
Doron Tamir (1)(2) (3)	55	Director
Oren Lieder (2) (3)	55	Director (since January 1, 2003)
Nochi Dankner	49	Director (since May 26, 2003)
Zehavit Joseph	40	Director (since June 2, 2003)
Darko Horvat	37	Director (since May 26, 2003)
Zvi Livnat	50	Director (since May 26, 2003)
Rafael Bisker	52	Director (since May 26, 2003)
Isaac Manor	62	Director (since May 26, 2003)
Ido Bergman	44	Director (since May 26, 2003)
Chaim Elkan	57	Executive Vice President—Logistics and Acting Chief Executive Officer (from March 12, 2003 to May 26, 2003)
Itzik Zion	39	Executive Vice President—Chief Financial Officer
Eli Aharoni	48	Executive Vice President – Operations (since April 10, 2003)
Israel Einhorn	52	Executive Vice President—Marketing & Commerce
Effie Rosenhaus	52	Deputy CEO (since May 26, 2003)
Linda Shafir	53	General Counsel and Corporate Secretary

(1)	External Director.

(2)	Member of the Audit Committee of the Board of Directors.
(3)	Member of the Real Estate Committee of the Board of Directors.

          Avraham Bigger was appointed as Chairman of the Board of Directors of the Company on June 2, 2003.Over the last five years, Mr. Bigger owns and serves as a director of Bigger Investments Ltd., partner in B.R.A.B. Holdings Ltd., Chairman and holder of 10% of the stock of Caniel Beverage Packaging Ltd. and Caniel Packaging Industries Ltd., Deputy Chairman of the Caesarea Edmond Benjamin de Rothschild Foundation, Deputy Chairman of the Caesarea Edmond Benjamin de Rothschild Development Corporation Ltd.

          Other corporations in which Mr. Bigger serves as director are:Paz Oil Company Ltd., Bank Leumi LeIsrael Ltd. (from 1995 a member of the finance and credit committee – until May 2003), Strauss – Elite Ltd., Partner Communications Company Ltd., Y.D. Vehicles and Transportation Ltd. (Europecar Israel.), Mediterranean Car Agency Ltd.

          Joel Feldschuh was appointed as Chief Executive Officer of the Company on May 26, 2003. Prior to joining the Company in the past five years Mr. Feldschuh served as the Chief Executive Officer of El-Al (the Israeli airline company), the Chief Executive Officer of Ganden Technologies Ltd. and Chairman and Chief Executive Officer of GS-3 Ltd.  Mr. Feldschuh is also a director in Natour-Travel Agents Association for Organized Tours Ltd., United Tourism and Aviation Ltd. and GS-3 Ltd.

          Eliahu Cohen has served as a director of the Company since 1982.  He has been a director since 1979, Co-Chief Executive Officer from 1986 to 1996, Chairman of the Executive Committee from 1996 to 2000 and Chief Executive Officer since February 2003 of IDB Holding Corporation Ltd. and a director since 1981, Co-Chief Executive Officer from 1986 to May 2003 and Chief Executive Officer since June 1, 2003 of IDB Development Corporation Ltd. Mr. Cohen is also a director of Discount Investment Corporation Ltd. and several of its subsidiaries, Clal Industries and Investments Corporation Ltd. and Clal Insurance Enterprises Holdings Ltd., of which he is Chairman.

          Doron Tamir has served as an external director (as defined by the Israeli Companies Law) and as a member of the audit committee and real estate committee since May 1, 2000.  Mr. Tamir is the Chief Executive Officer of Global Wire Group and a director in Mercantile Discount Bank, H.M.M. (Conductors Wires) Ltd. and Global Metals.

          Ami Erel has served as a director of the Company since June 14, 2001, as President and Chief Executive Officer of Discount Investment since May 2001 and as a member of the real estate committee since April 10, 2003. Over the last five years, he served as Chairman of the Board of Directors and President of Elron Electronic Industry Ltd, Chairman of the Board of Directors of Elbit Ltd, Chairman of the Presidency of the Israel Association of Electronics and Information and Electronics Industries Union, President and Chief Executive Officer of Bezeq – The Israel Telecommunications Corp. Ltd, Chairman of the Board of Directors of Pelephone Communications Ltd., and Chief Executive Officer and director of ForSoft Ltd. In addition, Mr. Erel served as the President of and as a director in F.C.T. Formula Computerizing Technologies Ltd.

          Oren Lieder was appointed as a director of the Company on January 1, 2003 and as a member of the audit committee on April 10, 2003. In addition, Mr. Lieder serves as Executive Vice President and Chief Financial Officer of Discount Investment Corporation Ltd.Over the last five years, Mr. Lieder served as Chief Financial officer in Bezeq - The Israel Telecommunications Corp. Ltd, a member of the Board of Directors and of the Executive Committee of Pelephone Cellular Communications Ltd. and of D.B.S. Satellite Services (1998) Ltd.

          Barak Libai was appointed as an external director (as defined by the Israeli Companies Law) and a member of the audit committee on April 27,2003. In past five years Mr. Libai has served as a lecturer of marketing in the Faculty of Industrial Engineering and Management at the Technion – Israel Institute of Technology and as a visiting lecturer, Faculty of Management, Tel-Aviv University. In addition, he taught in various business executive education programs in Israel.

          Zehavit Joseph was appointed as a director of the Company on June 2, 2003. From March 1999 to August 2000 she was a Vice President  - Strategy and from August 2000 she has served as Executive Vice President and CFO of IDB Holding Corporation Ltd. and IDB Development Corporation Ltd. Dr. Zehavit Joseph is a professor of Finance and a Fellow at The Wharton School, University of Pennsylvania.

          Darko Horvat was appointed as a director of the Company on May 26, 2003. Mr. Horvat is the founder, owner and president of Aktiva Group, an international business group based in Amsterdam, Holland. In addition, over the last five years Mr. Horvat served or serves as director in several companies:IDB Holding Corporation Ltd., IDB Development Corporation Ltd., Discount Investment Corporation Ltd., Clal Insurance Enterprises Holdings Ltd., Clal Industries and Investments Corporation Ltd., Ganden Holdings Ltd., Ganden Tourism and Aviation Ltd., Worknowledge Aviareps, Locationet, Factor Banka, Pinus, Pokojninska A, Hemofarm, Aktiva Ventures BV, Virtus UK BV, Aktiva Holdings BV, Aktiva Capital UK BV, Aktiva UK BV, Aktiva Italia BV.

           Nochi Dankner was appointed as a director of the Company on May 26, 2003.Over the last five years, Mr. Dankner has served as the Business Manager, Chairman of Ganden Group, Attorney, member of the boards of directors (including Bank Hapoalim B.M. and various companies in Ganden Group or connected therewith), and as a director in the following companies: IDB Holding Corporation Ltd. (Chairman), IDB Development Corporation Ltd (Chairman), Discount Investment Corporation Ltd. (Chairman), Clal Insurance Enterprises Holdings Ltd., Clal Industries and Investments Corporation Ltd (Chairman), Azorim Investment Development and Construction Company Ltd., Bank Hapoalim B.M., Ganden Holdings Ltd. (Chairman), Ganden Tourism and Aviation Ltd. (Joint Chairman), Ganden Investments I.D.B. Ltd., Ganden Investments 2000 Ltd. (Chairman), Ganden Real Estate Holdings (2000) Ltd. (Chairman), Ganden Real Estate Properties (2000) Ltd. (Chairman), Ganden Properties and Investments (2000) Ltd. (Chairman), Raanana Park Hitech Ltd. (Chairman), Ganden Communications (2000) Ltd. (Chairman), Azorim Properties Ltd., Kardan Real Estate Enterprises and Development Ltd., El Har Engineering and Building Ltd., Villar International Ltd., Ganden Holdings in Tourism Ltd. (Joint Chairman), Israir Aviation and Tourism Ltd. (Joint Chairman), Israir Charter (1994) Ltd., Arei Barcelona (1997) Management Ltd., Open Sky Ltd., Open Sky – Lauefer Ltd., Open Sky U.S.A. Ltd., Natour - Association of Travel Agents for Organized Tours Ltd., Discovery Leisure Management Ltd., Flying Carpet Ltd., The Third Millennium Tourism and Vacationing Holdings Ltd., GS-3 Ltd., Ganden Biotech Ltd. (company in liquidation), Habas - H.Z. Investments (1960) Ltd., Ganden Technologies Ltd., Tomahawk Investments Ltd., Hubert Investments Ltd., Peleg-Dan Investments Ltd., Shahaf-Dan Ltd., Oshir Holdings Ltd., Rona Trustees Ltd., Shir Trustees Ltd., D.N.L.O. Trustees Ltd., Ronad Holdings (1992) Ltd.

          Zvi Livnat was appointed as a director of the Company on May 26, 2003. Over the last five years, Mr. Livnat has served as Vice President of Commerce in Taavura Holdings Group Ltd. and as director in IDB Holding Corporation Ltd., IDB Development Corporation Ltd., Discount Investment Corporation Ltd., Clal Industries and Investments Corporation Ltd. (Co-CEO), Taavura Holdings Ltd., Taavura Cement Containers Ltd., Taalmarine Off Shore Operations Ltd., Yozma Galil Holdings 1982 Ltd., Yozma Galil Transport Company 1993 Ltd., Yozma Galil Development Ltd., Western Galilee 1993 Transport Company Ltd., Explosive Industries Ltd., Tamig Ltd., Venta Marketing Ltd., Venta Ventilation Technologies Ltd., Shmerling - Synchro Engineering Company Ltd., Shmerling Engineering, Investments and Development Ltd., MAMAN –  Cargo Handling Terminals Ltd. (alternate), M.M.M. Unified Solid Waste Corporation 1998 Ltd., Taavura Bulk (1995) Ltd., Carmen Properties and Investments Ltd., Yahak Investing – Limited Partnership, Carmen Financing 1994 Ltd., Gav-Yam Maman Properties in Lod Ltd., Or Asaf Ltd., Mashbir Holdings Ltd. and a number of inactive companies in A. Livnat Group Ltd. and Taavura Group.

          Rafael Bisker was appointed as a director of the Company on May 26, 2003.Over the last five years, Mr. Bisker has served as General Manager of Ganden Real Estate Ltd., Chairman of Azorim Properties Ltd., Chairman of El Har Engineering and Building Ltd., previously General Manager of Dankner Investments Ltd., and as a director in IDB Holding Corporation Ltd., IDB Development Corporation Ltd., Discount Investment Corporation Ltd., Azorim Investment Development and Construction Company Ltd., Clal Industries and Investments Corporation Ltd., Ganden Holdings Ltd., Ganden Investments I.D.B. Ltd., Ganden Investments 2000 Ltd., Ganden Real Estate Holdings (2000) Ltd., Ganden Real Estate Properties (2000) Ltd., Raanana Park Hitech Ltd., Ganden Properties and Investments (2000) Ltd., Azorim Properties Ltd., Ganden Communications (2000) Ltd., Bashur Investment Company Ltd., Villar International Ltd., Bashur G.A.T. Ltd., El Har Engineering and Building Ltd., Kardan Real Estate Enterprises and Development Ltd., Melel Areas Industries Ltd., Clal Real Estate Investments Ltd., Avnat Ltd., Mishkanot Clal (1982) Ltd., Azorim Development Properties Ltd.

          Isaac Manor was appointed as a director of the Company on May 26, 2003. Since October 2000 he has served as Chairman of the Board of Directors of the Automobile Sector Companies in the David Lubinski Group Ltd. Until October 2000 he served as Joint CEO of the Automobile Sector Companies in the David Lubinski Group Ltd.

          Other corporations in which he served or serves as director in the last five years:IDB Holding Corporation Ltd., IDB Development Corporation Ltd., Discount Investment Corporation Ltd., Azorim Investment Development and Construction Company Ltd., Clal Industries and Investments Corporation Ltd., David Lubinski Ltd., Chroudar Ltd., Adamit Jerusalem Industries and Car Services Ltd., Lubex Trading Ltd., David Lubinski Commodities (Holdings) 1993 Ltd., Dolev Automobile Financing Company Ltd, Lubit Insurance Agency (1997) Ltd., Odit Investments Ltd., Garage Lubinski Tel-Aviv Ltd., Chroudar Properties Ltd., Manor Holdings B.A. Ltd., Manor Investments R.I. Ltd., Vital Medical Ltd., Euroman Investments Ltd., Euroman Automotive Ltd., D.T.M.S. Investments Ltd., Manor Investments I.D.B. Ltd., D.L.B. Motorsport Ltd., Union Bank of Israel Ltd.

          Ido Bergman was appointed as a director of the Company on May 26, 2003.Over the last five years, Mr. Bergman has served as General Manager of Bar Marketing and Distribution, Holding Company Ltd. and additional companies in the Bar group. He has also served as director in Bar Marketing and Distribution Holding Company Ltd., Bar B2D Ltd., Bar Point of Seal Ltd., P.M.I. Trading and Enterprise Ltd., Meser B.A.B. Ltd., Bar M.R.M. Customer Service Center Ltd., Bar Aviv Dispatching, Anog Trading and Entreprise Ltd., S.D.M. Sales Arrays and Direct Marketing Ltd., Zedef Club Management Ltd.

          Chaim Elkan has served as Executive Vice President of the Company since 1992. From March 12, 2003 to May 26, 2003 he served as Acting Chief Executive Officer of the Company.  Mr. Elkan has served as General Manager of Katif Ltd., a subsidiary of the Company, since 1991. Mr. Elkan will resign from the Company on December 31, 2003.

          Itzik Zion has served as Executive Vice President and Chief Financial Officer of the Company since October 15, 1999.  From 1995 to 1999 Mr. Zion was Chief Financial Officer of New Dimension Software Ltd.

          Israel Einhorn has served as the Executive Vice President - Marketing & Commerce of the Company since December 31, 2000. Prior to joining the Company in the most recent five years Mr. Einhorn (Brigadier General in the Israeli Defense Forces), was the Managing Director of Israel’s largest optical store chain, Vice President – Operations, Logistics and Human Resources of the Greenberg supermarket chain, director of “Mivtachim” and Vice President of the Odar Engineering and Construction Ltd. Mr. Einhorn will resign from the Company on July 14, 2003.

          Effie Rosenhaus was appointed as Deputy CEO of the Company on May 26, 2003. Prior to joining the Company in the past five years, Mr. Rosenhaus was the Executive Vice President - Marketing of Partner Communications Company Ltd.

          Eli Aharoni was appointed as Director of Operations of the Company on March 10, 2002 and as Executive Vice President – Operations on April 10, 2003. Prior to joining the Company Mr. Aharoni (Brigadier General in the Israeli Defense Forces), was the head of the logistics operation division at the IDF. Mr. Aharoni will resign from the Company on December 29, 2003.

          Linda Shafir has served as the General Counsel and Corporate Secretary of the Company since January 14, 2001.  In the most recent five years she was the President of Hevrat Nichsei Hail (Noah) Ltd., General Counsel of Ha’aguda Le-Ma’an Hahayal be-Israel and a director of each of Elta Electronic Industries Ltd., Megurim Ltd. and Ozarot Ltd.

          The Company’s executive officers are not employed for a fixed term. None of the Company’s officers or directors owns in excess of one percent of the outstanding Ordinary Shares, excluding Ordinary Shares owned by corporations or authorities for which any of these individuals serve as directors or executive officers.

          The Company has been advised that Ganden, Manor and Livnat, principal shareholders of the ultimate parent of Discount Investment, the Company’s principal shareholder, have agreed to cooperate in electing directors of the Company. The Company is not a party to such agreement.

          Set forth below is certain information concerning other persons who served as directors or executive officers of the Company during all or part of 2002:

Name	Age	Title

Dalia Lev	55	Chairperson of the Board of Directors (until June 2, 2003)
Amiaz Sagis	54	Chief Executive Officer (until March 12, 2003)
Jacob Hornik	61	Director (until April 27, 2003)
Ehud Houminer	62	Director (until May 22, 2003)
Avshalom Hershkovitz	39	Director (until May 25, 2003)
Lenny Recanati	49	Director (until May 19, 2003)
Yitzhak Elimelech	49	Executive Vice President (until August 8, 2002)

          Dalia Lev was a director of the Company from April 1988 and Chairperson of the Board of Directors of the Company from April 1997 until June 1, 2003.

          Amiaz Sagis was Chief Executive Officer of the Company from January 1, 1999 until March 12, 2003.  Mr. Sagis served as General Manager of the Company from September 1, 1998 until December 31, 1998.

          Avshalom Hershkovitz was a director and a member of the audit committee and real estate committee from February 7, 2000 until May 25, 2003.

          Jacob Hornik was an external director (as defined by the Israeli Companies Law) since April 28, 1998 and Chairman of the Audit Committee of the Board of Directors, and a member of the real estate committee from March 20, 2000 until April 27, 2003.

          Ehud Houminer was a director from December 24, 1997 until May 22, 2003.

          Lenny Recanati was a director of the Company from 1995 until May 19, 2003.

          Itzhak Elimelech served as Executive Vice President of the Company from March 10, 2002 until August 8, 2002. From June 6, 1999 Mr. Elimelech served as the Executive Vice President – Research & Development and from June 1, 2000 as Executive Vice President - Operations, Research & Development.

Committees of the Board of Directors

          Pursuant to the Israeli Companies Law, the board of directors of any company that is required to nominate independent directors must also appoint an audit committee, comprised of at least three directors including all of the independent directors, but excluding the chairman of the board of directors, general manager, chief executive officer or certain other officers, and also excluding a controlling shareholder and any director employed by the company or who provides services to the company on a regular basis.  The role of the audit committee is to examine flaws in the business management of the company, in consultation with the internal auditor and the company’s independent accountants and suggest the appropriate course of action.  In addition, the approval of the audit committee is required in order to effect certain actions and transactions with office holders and interested parties.  The members of the audit committee of the Company are Barak Libai (from April 27, 2003), Doron Tamir (from May 1, 2000) and Oren Lieder (from April 10, 2003). The audit committee operates under the Companies Law and the Audit Committee Charter.

          Subject to provisions of the Companies Law and the Articles of Association, the Board of Directors may, as it deems fit, establish committees of two or more members, and appoint members thereto from amongst members of the Board of Directors.

           The real estate committee of the Company operates under the Companies Law and the Articles of Association.
The role of the real estate committee is to examine real estate assets and the profitability of investments in real estate. The members of the real estate committee are Doron Tamir (from May 1, 2000), Ami Erel (from April 10, 2003) and Oren Lieder (from April 10, 2003).

          An interested party is defined in the Companies Law as (1) a 5% or greater shareholder; (2) a person who has the right to designate (a) one director or more or (b) the general manager of the company; or (3) a person who serves as a director or as a general manager.

          An audit committee may not approve an action or a transaction with an interested party or with an office holder unless at the time of approval the two independent directors are serving as members of the audit committee and at least one of whom was present at the meeting in which the approval was granted.

          Under the Companies Law, the board of directors must also appoint an internal auditor, in accordance with the recommendation of the audit committee.  The role of the internal auditor is to examine, among other matters, whether the company’s actions comply with the law, integrity and orderly business procedure.  Under the Companies Law, the internal auditor may not be an interested party, an office holder, or an affiliate, or a relative of an interested party, an office holder or affiliate, and nor may the internal auditor be the company’s independent accountant or its representative.  The company’s internal auditor is Mr. Levi Shteinboim, who has served in that capacity since October 1997.

Compensation

          The following table sets forth the aggregate compensation paid to, or accrued by the Company for all directors and officers of the Company and its subsidiaries for services rendered by them to the Company for the year ended December 31, 2002:

	Salaries, Fees, Expenses, Directors Fees, Commissions and Bonuses	Pension, Retirement and Similar Benefits

	(NIS in millions)
All directors and officers as a group	10.2	(0.3)

          In addition, the abovementioned directors and officers as a group were granted options in the aggregate as follows:

Options granted on May 14, 2002 under 2002 Plan

Number of shares	324,342

Average exercise price (NIS)	16.11

Average remaining contractual life in years	4.74

          The Company pays directors’ fees within the maximum amount payable to external directors under Israeli law for a company with equity equal to the Company’s equity. The fee of the Company’s Chairperson of the Board (elected on June 2, 2003) has not yet been determined.  Directors’ fees are paid to the directors’ employers, except the Company’s external directors who are paid directly.  The compensation and other benefits payable to executive officers of the Company are subject to approval of the Audit Committee and the Board of Directors. Executive officers of the Company are eligible for an annual bonus, which is calculated each year based on the Company’s return on equity and the growth of the Company’s net income. The Company maintains liability insurance for its officers and directors. In accordance with the Company’s Articles of Association, the Company will indemnify executive officers and directors in respect of their responsibilities, subject to legal and other limitations.

          Compensation paid to each of the five highest paid officers for the year ended December 31, 2002 was as follows:

(NIS in thousands)

	1	2	3	4	5

Type of payments	Chief Executive Officer (*)	Executive Vice President – Logistics	Executive Vice President – Marketing	Executive Vice President – Operations, Research & Development (**)	Executive Vice President – Chief Financial Officer

Compensation	1,589	975	1,038	1,090	1,079
April 11, 2002 payment – in accordance with employment agreement	2,081	-	-	-	-
Social benefits	529	179	113	60	48

Total	4,199	1,154	1,151	1,150	1,127

Loans outstanding at December 31, 2002	-	75	262	-	194
Highest balance of loan outstanding during 2002	-	315	368	296	274

(*)	On March 12, 2003, the CEO retired from the Company.
(**)	Including retirement benefits. This executive left the Company in August 2002.
                              As of December 31, 2002, the Company had seven share incentive option plans, in order to provide the officers and key employees of the Company and its affiliates with incentives to render, or continue rendering, services to the Company and to acquire a proprietary interest in the long-term success of the Company.  See Note 12B to the Company’s Consolidated Financial Statements under Item 17 for a summary of the Company’s option plans.

Employees

          As of December 31, 2002, the Company employed approximately 8,900 full and part time employees, including approximately 550 temporary, or leased, employees under agreements with employment agencies. Israeli labor laws and regulations are applicable to all of the Company’s employees. The laws principally concern matters such as annual vacation, sick days, the length of the workday, overtime, insurance for work-related accidents, severance pay and other conditions of employment.  Israeli law generally requires severance pay (calculated on one month’s base salary for each year’s service), which may be funded by pension funds or executive insurance, upon the retirement or death of an employee or, under certain circumstances, termination of employment.  Employees who participate in such pension funds or executive insurance and the Company each contribute to such pension funds or executive insurance an amount based on a fixed percentage of such employees’ base salary.  Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute.  Since January 1, 1995, such amounts also include payments for national health insurance.

          The Company, the Histadrut (General Federation of Labor in Israel) and the Company’s employees committee are parties to a special collective bargaining agreement which expired on March 1, 2003, and which covered most of the Company’s employees (other than managerial personnel, leased employees who are employed by manpower companies or by personal agreements and certain other employees). The Company and the Histadrut are currently negotiating a new special collective bargaining agreement and the Company believes that the agreement will be signed soon. However, there can be no assurance as to the outcome of these negotiations.  The Agreement principally regulates the length of the working day, minimum wages, worker’s compensation, payments to pension funds, termination and severance.  Certain employees of Gidron, one of the Company’s subsidiaries, are subject to a general collective bargaining agreement among the Histadrut, Mivtahim the Workers Social Insurance Fund Ltd. and the Manufacturers’ Association regarding payments to a pension fund.

          The Company believes that its relationship with its employees is satisfactory.  The Company has not experienced any strikes or work stoppages in at least 15 years.

ITEM 7.     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major shareholders

          The following table sets forth certain information regarding the beneficial ownership of Ordinary Shares as of May 31, 2003 by each person or entity who is known to the Company to own beneficially more than 5% of the outstanding Ordinary Shares.

Name	Ordinary Shares Beneficially Owned	Percent of Class

Discount Investment Corporation Ltd.(1)	106,991,815	50.5%
Bank Leumi L’Israel(2)	13,255,237	6.3%

(1)     Discount Investment Corporation Ltd. (“Discount Investment”) is an Israeli corporation, approximately 71.5% of which is owned by IDB Development Corporation Ltd. (“IDB Development”). IDB Holding Corporation Ltd. (“IDB Holding”) owns approximately 57.8% of the outstanding ordinary shares of IDB Development.

          On May 19, 2003, private companies controlled by Oudi Recanati, Leon Y. Recanati, Judith Yovel Recanati and Elaine Recanati completed a sale of all of the shares of IDB Holding held by them, constituting approximately 51.7% of the outstanding share capital of IDB Holding, to a group comprised of: (i) Ganden Investments I.D.B. Ltd. (“Ganden”), a private Israeli company controlled by Nochi Dankner and his sister, Shelly Dankner-Bergman, which, following this transaction, holds 31.02% of the equity and of voting power in IDB Holding; (ii) Manor Investments-IDB Ltd. (“Manor”), a private Israeli company controlled by Ruth Manor, which, following this transaction, holds 10.34% of the equity and of voting power in IDB Holding; and (iii) Avraham Livnat Investments (2002) Ltd. (“Livnat”), a private Israeli company controlled by Avraham Livnat, which, following this transaction, holds 10.34% of the equity and of voting power in IDB Holding. Ganden, Manor and Livnat, owning in the aggregate approximately 51.7% of the equity and of voting power in IDB Holding, entered into a Shareholders Agreement relating, among other things, to their joint control of IDB Holding, the term of which is until May 19, 2023.

          Nochi Dankner is Chairman of IDB Holding, IDB Development and Discount Investment. Shelly Dankner-Bergman, Isaac Manor (the husband of Ruth Manor), Dori Manor (the son of Isaac and Ruth Manor) and Zvi Livnat (the son of Avraham Livnat) are directors of each IDB Holding, IDB Development and Discount Investment.

          At December 31, 1998, Discount Investment owned 45% of the outstanding Ordinary Shares of the Company. During 1999, Discount Investment increased its ownership of the Company to 50.8%. The decrease in the ownership percentage from 50.8% to 50.5% as of May 31, 2003 was the result of the issue of shares by the Company pursuant to the exercise of stock options.

(2)     Represents Ordinary Shares owned by mutual funds for which Bank Leumi L’Israel acts as independent advisor.

               During the year ended December 31, 1999, a subsidiary of the Company, Hevrat Hanechasim Shel Supersol B. M. purchased 8,864,801 of the Company’s Ordinary Shares, for NIS 91 million. As of May 31, 2003, the subsidiary holds 4.2% of the Company’s outstanding Ordinary Shares.

               The Company believes that as of December 26, 2002, the date on which the Company terminated its ADS program and ceased trading on the NYSE, approximately 1.9% of the Ordinary Shares were held beneficially and of record by approximately 208 holders of ADSs and approximately 178 holders of Ordinary Shares resident in the United States.

Related party transactions

               Discount Investment, a principal shareholder of the Company, is an affiliate of IDB Holding.  All of the directors of the Company, other than Doron Tamir, Barak Libai, Ido Bergman and Avraham Bigger, are officers or directors of IDB Holding or companies in which IDB Holding has a direct or indirect equity interest.

          The Company and Israel Discount Bank Limited are parties to a loan agreement under which the Company borrowed NIS 130 million.  As of December 31, 2002, the principal amount of such loan was NIS 108 million, which increase reflects the adjustment to the Israeli CPI.  The Company also has a short-term credit facility with Israel Discount Bank Limited under which the Company may borrow up to NIS 20 million.  As of December 31, 2002, nothing was outstanding under this facility.  Discount Investment, a principal shareholder of the Company, is a subsidiary of IDB Holding, which owns approximately 13% of Israel Discount Bank Limited.

          On June 24, 1997, the shareholders’ meeting approved the payment of NIS 400,000 per year, linked to the Israeli CPI to IDB Development, for the services of Dalia Lev as Chairperson of the Board of Directors of the Company, so long as Ms. Lev served as an office holder of IDB Development and as Chairperson of the Board of Directors of the Company.  Ms. Lev was not paid directly for these services. During 2002, the Company paid IDB Development NIS 485,000 and for the period January – May 2003 the Company paid IDB Development NIS 209,000 for these services. In accordance with the decision of shareholders’ meeting from June 24, 1997, following the retirement of Ms. Dalia Lev on June 1, 2003, the Company ceased the payments to IDB Development.

          From time to time, prior to July 30, 2002, the Company made loans to its officers.  As of December 31, 2002, the aggregate amount of such outstanding loans to officers was NIS 0.5 million and during such year, the highest aggregate amount of such loans to officers was NIS 1.3 million. Loans granted before June 2000 bear interest at 2% over the Israeli CPI and loans granted after such date bear interest at 4% over the Israeli CPI.

          In the ordinary course of its business, the Company from time to time purchases goods and services, and enters into loan and lease agreements or otherwise engages in transactions with entities which are affiliates of officers, directors or principal shareholders of the Company.  The Company believes that all such transactions are on commercially reasonable terms comparable to those which it could obtain from unaffiliated parties.  In addition, the Company, in the ordinary course of its business, invests on a short-term basis cash not immediately needed in its operations in marketable securities, which may from time to time include securities issued by affiliates of the Company.

ITEM 8.     FINANCIAL INFORMATION

Consolidated statements and other financial information

See pages F-1 through F-47 for the Company’s Consolidated Financial Statements and page F-48 for the Independent Auditors’ Report of Bay Heart Ltd., an affiliate of the Company.

Legal proceedings

               In the ordinary course of its business, the Company and its officers, directors and employees are parties to litigation brought by various governmental authorities.  Such litigation typically relates to matters such as licensing and permit requirements, and the applicable laws relating thereto provide for the imposition of civil and criminal penalties.  The Company believes that an adverse outcome in such legal proceedings would not have a material adverse effect, either individually or in the aggregate, upon the Company.

               On April 17, 2000, representatives of the Israel Antitrust Authority (the “Authority”) conducted a search at the offices of the Company in connection with suspected restrictive trade practices among supermarket chains and suppliers. The Authority seized documents of the Company, including correspondence with suppliers, relating to the years 1996 – 2000. To the best of the Company’s knowledge, three former executive officers of the Company, one executive officer and certain employees were questioned by the Authority.

               On May 29, 2003, the Israeli Antitrust Commissioner (hereafter “the Commissioner”) published a document describing his position regarding various trade practices among the large marketing chains, including the Company and dominant food suppliers. The document includes a description of business practices among the large marketing chains and dominant food suppliers, which in the opinion of the Commissioner violate the Israeli Antitrust Law of 1988 (hereafter “the Antitrust Law”). The Commissioner did not state in the document which large marketing chain operated according to the said practices, in part or in entirety. The wording of the document is general and is addressed to all the chains and all the food suppliers. Furthermore, the Commissioner states in the document that he has not yet decided whether to exercise his authority regarding past activities. Along with the description of the business practices that prevailed, or continue to prevail, among the chains and the dominant food suppliers, the Commissioner stipulates a long list of future behavior rules that he wishes to implement in the relationships among the marketing chains and the dominant food suppliers. According to the opinion of the Company’s legal counsel, part of the future behavior rules are derived from the Antitrust Law and the Commissioner’s determination does not alter the law. On the other hand, part of said rules are not derived from law and constitute prohibitions that are not founded in law. The Commissioner published the document for comment by the public for a 45-day period, i.e. until July 13, 2003. As the Commissioner’s document is preliminary and general in nature, it is difficult, at this stage, to evaluate the impact on the Company of any actions the Commissioner may take or any final rules that may be adopted.

               On November 18, 2001, a motion was filed with the Tel Aviv District Court for recognition as a class action suit of a claim concerning adherence to the Beverage Bottle Deposit Law. The claim named the Beverage Bottle Collection Corporation Ltd. and the supermarket chains, including the Company.  The claim was for monetary compensation of NIS 240 million. On January 13, 2003 the Court dismissed the request. The plaintiffs filed an appeal on the decision of the District Court with the Supreme Court. In the opinion of the Company’s management, based on the opinion of its legal counsel and on the aforementioned Court ruling, the appeal presents a low degree of risk, and therefore no provision with respect thereto was recorded in the financial statements. A date has not yet been scheduled for a hearing on the appeal.

               On April 9, 2003, the Company received a motion that was filed with the Tel Aviv District Court for recognition of, as a class action suit, a claim against the Blue Square, Kol-Bo Hatzi-Hinam, Club Market and the Company, for monetary compensation of NIS 320 million. In as much as it relates to the Company, the claim concerns the purchase of two delicatessen products by weight.

               Based on an examination of the facts of the claim against the Company, the Company considers that the appeal presents a low degree of risk.

               On May 27, 2003, the Company received a motion for recognition of, as a class action suit, a claim against the Company, for monetary compensation of NIS 12 million, in accordance with clauses 17a and 17b of the Consumer Protection Law 5741 – 1981, regarding the display of prices upon beverage bottles.

               According to the opinion of the legal advisors of the Company, at this stage it is not possible to estimate the chances of lawsuit or even the chances of the request for recognition of the claim as a class action suit.

Dividend policy

               The Company has paid a cash dividend on its Ordinary Shares each year since 1986. The amount of dividends payable in the future will be reviewed periodically by the Board of Directors in light of the Company’s earnings, financial condition and capital requirements, among other things.  An Israeli company may only pay dividends out of profits (as determined under Israeli law) and it is the policy of the Board of Directors that the Company retain an adequate portion of its earnings to support the growth of its business. On February 3, 2003 an interim dividend for 2002 of NIS 0.35 per Ordinary Share was distributed to the shareholders of record as of January 16, 2003.  The aggregate amount of the dividend was NIS 72 million. The declaration and payment of dividends is subject to the discretion of the Board of Directors.  Therefore, there is no requirement or assurance that dividends will be paid in the future.

ITEM 9.     THE OFFER AND LISTING

Stock price history

          Until December 26, 2002 the Ordinary Shares traded on both the New York Stock Exchange (in the form of ADSs) under the symbol SAE and on the Tel-Aviv Stock Exchange. On November 20, 2002 the Company’s Board of Directors resolved to terminate its American Depositary Receipt program and to cause the ADSs to be delisted from trading on the NYSE. Trading of the ADSs on the NYSE ceased on December 26, 2002.

          ADS holders may convert ADSs to Ordinary Shares of the Company until December 25, 2003. Any outstanding ADSs on December 25, 2003 will be sold by the former depositary of the ADSs, which will then hold the net cash proceeds of such sale, without liability for interest, in trust for the benefit of holders who did not surrender their ADSs by such date. The Company’s Ordinary Shares continue to trade on the Tel-Aviv Stock Exchange.

          The following table sets forth the high and low sales prices per ADS on the New York Stock Exchange for the periods indicated, rounded to the nearest U.S. cent. Each ADS represents five Ordinary Shares.

	High	Low

	(in $ per American Depositary Share)

1998	18.06	10.38

1999	17.00	11.63

2000	18.88	15.94

2001	20.20	16.65

2002	20.55	9.13

November 2002	10.40	9.50

December 2002 (until December 26, 2002)	11.15	9.13

          The following table sets forth the high and low sales prices per Ordinary Shares in NIS, unadjusted for changes in the Israeli CPI, during the periods indicated, for the Ordinary Shares traded on the Tel Aviv Stock Exchange.

	High	Low

	(in NIS per Ordinary Shares)

1998	13.58	8.93

1999	14.13	9.60

2000	15.28	12.83

2001	17.76	13.90

2002	18.60	8.69

November 2002	9.75	9.02

December 2002	10.52	8.69

January 2003	8.91	7.69

February 2003	7.53	6.81

March 2003	7.55	7.00

April 2003	9.14	7.42

May 2003	10.06	8.24

               The following table sets forth the high and low sales prices per ADS on the New York Stock Exchange for the periods indicated, rounded to the nearest U.S. cent.  Each ADS represents five Ordinary Shares.

	High	Low

	(in $per American Depositary Share)
2001
First quarter	18.00	16.82

Second quarter	18.95	16.65

Third quarter	19.82	17.06

Fourth quarter	20.20	17.01

2002
First quarter	20.55	18.85

Second quarter	18.24	14.70

Third quarter	16.35	12.30

Fourth quarter (until December 26, 2002)	12.07	9.35

               The following table sets forth the high and low sales prices per Ordinary Share in NIS, unadjusted for changes in the Israeli CPI, during the periods indicated, for the Ordinary Shares traded on the Tel-Aviv Stock Exchange.

	High	Low

	(in NIS per Ordinary Share)

2001

First quarter	14.82	13.90

Second quarter	15.62	14.26

Third quarter	16.81	15.03

Fourth quarter	17.76	14.98

2002

First quarter	18.60	17.02

Second quarter	17.50	14.51

Third quarter	15.31	11.67

Fourth quarter	11.80	8.69

2003

First quarter	8.91	6.81

ITEM 10.      ADDITIONAL INFORMATION

          Set forth below is a summary of certain provisions of the Company’s Memorandum and Articles of Association and Israeli law affecting shareholders of the Company.

          Purposes of the Company. The purposes and objects of the Company, as set forth in section 2 of its Memorandum of Association, are, among other things, (a) to own and operate a chain of supermarkets and to conduct any other business activity related to the ownership or operation of supermarkets; (b) to buy, sell or manufacture foodstuffs or other articles sold in supermarkets or for sale generally; (c) to own and operate restaurants; (d) to borrow or raise money by the issuance and sale of securities and to invest the funds so obtained: (e) to lend money or to give guarantees in respect of borrowed monies; (f) to secure any indebtedness of the Company by mortgages or other means; (g) to purchase or otherwise acquire land, buildings or other real or personal property; (h) to exercise any corporate powers permitted under Israeli law; and (i) to do all such things as may be considered incidental to the achievement of the foregoing purposes.

          Approval of Related Party Transactions; Corporate Borrowings.The Israeli Companies Law requires that an office holder of a company, including directors and executive officers, promptly disclose to the company, no later than at the first board of directors meeting in which the transaction is first discussed, any personal interest that the office holder, including any personal interest of a relative of the office holder or a corporation in which the office holder or his or her relative are interested parties therein (“personal interest”) (provided, that with respect to personal interest of a relative, no disclosure shall be required concerning a transaction which is not exceptional) may have, including all related documents or material information known about any existing or proposed transaction with the company.

          Disclosure Requirements. The Companies Law applies the same disclosure requirement to a controlling shareholder of a public company. A controlling shareholder is a shareholder who has the ability to direct the activities of a company, including a shareholder that owns 25% or more of the voting rights in the general meetings of the company if no other shareholder owns more than 50% of the voting rights, but excluding a shareholder whose ability to direct the activities of the company derives solely from his or her position on the board of directors or any other position with the company.

          Transactions according to the Companies Law and the Company’s Articles of Association. The transactions set forth below require the following approvals, provided that they do not harm the interests of the Company:

1.

A transaction of the company with an office holder and a transaction of the company with another person in which the office holder has a personal interest; provided, however, that an office holder shall not be deemed to have a personal interest in a transaction between a company and its wholly-owned subsidiary due to his position as office holder in both such companies.

2.	The granting of exemption, insurance, an indemnification obligation or indemnification pursuant to an indemnification permit to an office holder who is not a director.

3.

An agreement between the company and a director concerning the terms of his service, including the granting of exemption, insurance, an indemnification obligation or an indemnification pursuant to an indemnification permit, and also an agreement between the company and a director concerning the terms of his service in other positions in the company (“Terms of Employment”).

4.

An exceptional transaction of a public company with its controlling shareholder or an exceptional transaction of a public company with another person in which the controlling shareholder has a personal interest, including a private offering which is an exceptional transaction; and in addition, an agreement between a public company with its controlling shareholder if he is also an office holder of such company concerning his Terms of Employment, and if he is an employee of the company and not an office holder – concerning his employment with the company.

5.

A private offering, which as a result thereof the holdings of a shareholder holding 5% or more of the outstanding shares of the company or its voting rights (“Material Shareholder”) shall be increased or as a result thereof any person shall become a Material Shareholder.

          Approvals. A transaction as specified in section 1 which is not an exceptional transaction requires the approval of the board of directors, unless the articles of association provide otherwise. A transaction as specified in section 1 that is an exceptional transaction or a transaction pursuant to section 2 require the approval of the audit committee followed by the approval of the board of directors.

          A transaction as specified in section 3 requires the approval of the audit committee followed by the approval of the board of directors and the general meeting.

          A transaction as specified in section 5 requires approval of the board of directors followed by the approval of the general meeting.

          Approval of Transactions with a Controlling Shareholder. A transaction as specified in section 4 requires the approval of the audit committee followed by the approval of the board of directors and the general meeting, provided that with respect to the vote at the general meeting, either the majority of votes cast includes at least one third of all votes cast by shareholders present at the meeting that do not have a personal interest in the transaction (excluding abstentions) or the total votes cast by opposing shareholders at such general meeting does not exceed 1% of all of the voting rights in the company. A shareholder participating at such general meeting must disclose any personal interest he may have in the approval of the transaction prior to voting at such meeting.

          Abstention. A director having a personal interest in the approval of a transaction, except a transaction as specified in section 1 which is not an exceptional transaction, that is brought to discussion and vote at the audit committee or the board of directors shall not be present in the discussion and at the vote. Notwithstanding the foregoing, a director may be present and vote if a majority of the directors of the company or members of the audit committee, as the case may be, have a personal interest in the approval of the transaction, and under such circumstances, the approval of such transaction shall also require the approval of the general meeting.

          Compensation. Compensation to the Company’s external directors must be approved by the Audit Committee, the Board of Directors and by the shareholders within the limitations set by the regulations promulgated under the Companies Law regarding payment of compensation to external directors. Under such regulations, compensation of external directors in companies with capital similar the Company consists of annual compensation ranging from NIS 26,000 to NIS 42,245 and a per meeting payment ranging from NIS 915 to NIS 1,625. These amounts are adjusted twice a year in accordance with the Israeli CPI.

          Borrowings. The Company’s Articles of Association grant broad powers to the Board of Directors to authorize the Company to borrow funds, repay borrowings, make guarantees and grant security interests in borrowings. There is no mandatory retirement age for the Company’s directors and a director need not be a shareholder of the Company.

          Share Capital. The current share capital of the Company is comprised of Ordinary Shares. The Board of Directors has the authority to issue, out of the registered share capital of the Company, preferred shares in one or more classes or series and to fix the voting powers, preferences and relative participating, optional or other special rights of such preferred shares, without any further vote or action by the shareholders. The holders of the Ordinary Shares are entitled to one vote per Ordinary Share held of record on all matters submitted to a vote of the shareholders, have no preemptive rights unless the Board of Directors resolves otherwise, and are not subject to future calls or assessments by the Company, except with respect to unpaid sums (if any) on their shares.

          Subject to preferential rights with respect to any series of preferred securities that may be issued, in the event of a liquidation or dissolution, after satisfaction of liabilities to creditors, the Company’s assets will be distributed to the holders of outstanding shares pro rata to the nominal value of each share owned by them.

          Dividends. The Company’s Articles of Association provide that the Board of Directors may declare dividends out of funds legally available for distribution. Such dividends shall be distributed to the shareholders pro rata to the nominal value of each share owned by them. Under the Companies Law, dividends may be paid out of earnings, as calculated under that Law, from the greater of the balance of retained earnings and retained earnings accumulated for the two years preceding the distribution of the dividend , provided that there is no reasonable concern that the distribution will prevent the Company from satisfying its existing and foreseeable obligations as they become due. The Company’s Articles of Association provide that a dividend that is not claimed within seven years of the payment date shall be forfeited. According to the Articles of Association adopted by the Company on August 16, 2000, all shareholders for whom the sum of the dividend exceeds $3, are entitled to receive said dividend.

          Changes of Rights of Holders of the Ordinary Shares. The rights attached to the Ordinary Shares may be cancelled, converted, extended, added to, restricted, amended or otherwise altered with the vote of the holders of at least 75% of the Ordinary Shares present at a duly convened shareholders meeting.

          Shareholders’ Meetings. An annual meeting shall be convened at least once every calendar year, and no later than 15 months after the preceding annual meeting, to deliberate on the financial reports, appoint directors, appoint an auditor, report on the auditor’s compensation and discuss any other matter which the board of directors places on the agenda for the annual meeting, at a time and place that the board of directors shall determine. A special shareholders’ meeting may be convened by the board of directors and will be convened at the demand of any of the following: two directors or one quarter of the directors then serving; one or more shareholders who hold at least five percent of the issued and outstanding shares and at least one percent of the voting rights in the company; one or more shareholders who hold at least five percent of the voting rights in the company.

          According to the Company’s Articles of Association, the quorum required for a general meeting of shareholders is at least two shareholders present in person or by proxy who together hold or represent in the aggregate at least 33% of the voting power. A meeting adjourned for lack of a quorum is reconvened on the same day in the following week at the same time and place without being required to notify the shareholders thereof or any time and place determined by the Board of Directors and included in the notice to the shareholders. At the reconvened meeting, if there is a lack of quorum the meeting will be cancelled. A notice regarding a general meeting must be published in at least two daily newspapers in Hebrew having wide circulation and must be sent at least 21 days before the meeting to every shareholder of record. Every holder of record of the Ordinary Shares as of the date set in the resolution convening the meeting is entitled to vote in a shareholders’ meeting provided that such date does not exceed 21 days prior to the meeting and is not less that four days prior to such meeting.

          There are no limitations on the rights of non-residents or foreign owners to hold or vote Ordinary Shares imposed under Israeli law or under the Company’s Memorandum or Articles of Association.

          Election of Directors. The Company’s Articles of Association provide that directors may be elected at the annual meeting of shareholders by a vote of the holders of a majority of the total number of votes represented at such meeting. The maximum number of directors to be elected at each annual meeting shall equal the number of directors immediately prior to such meeting, excluding the external directors, divided by three and rounded down to the nearest whole number. This method for election of directors may have the effect of delaying a change in control of the Company. The Companies Law requires that the offices of Chief Executive Officer and Chairman of the Board of Directors be held by different persons.

          Changes in Capital. The Company’s registered share capital may be increased with the vote of the holders of at least 75% of the Ordinary Shares present at a duly convened shareholders’ meeting. Registered share capital that has not been issued may be cancelled with the vote of a majority of the Ordinary Shares present at a duly convened shareholders’ meeting, provided that the Company has not undertaken, including by way of a conditioned undertaking, to issue such shares.

Israeli Exchange Control Laws

          Commencing May 1998, except for certain reporting requirements, substantially all restrictions relating to exchange controls in Israel have been cancelled. Accordingly, shareholders will be able to convert dividends (if any) and any amounts payable upon the dissolution, liquidation or winding up of the affairs of the Company, provided that Israeli income tax has been withheld by the Company with respect to such amounts, as well as convert the proceeds of any sale in Israel of the Ordinary Shares, into freely repatriable dollars at a rate of exchange prevailing at the time of conversion.

U. S. Taxation

          The following describes the material United States federal income tax consequences of the purchase, ownership and disposition of the ADSs or the Ordinary Shares to a U.S. holder.

For purposes of this discussion, a “U.S. holder” is:
•	A natural person who is a citizen or resident of the United States;

•	A corporation or another entity taxable as a corporation created or organized under the laws of the United States or any political subdivision of the United States;

•	An estate, the income of which is includable in gross income for United States federal income tax purposes regardless of its sources; or

•	A trust, if (a) a U.S. court is able to exercise primary supervision over its administration and (b) one or more U.S. persons have the authority to control all of its substantial decisions.

          This summary is for general information purposes only and does not purport to be a comprehensive description of all of the U.S. federal income tax considerations that may be relevant to a decision to purchase, hold or dispose of the ADSs or the Ordinary Shares. This summary generally considers only U.S. holders that will own the ADSs or the Ordinary Shares as capital assets and does not consider the U.S. tax consequences to a person that is not a U.S. holder or the tax treatment of persons who hold the ADSs or the Ordinary Shares through a partnership or other pass-through entity.  In addition, the possible application of U.S. federal estate or gift taxes or any aspect of state, local or non-U.S. tax laws is not considered.  This discussion is based on current provisions of the Internal Revenue Code, current and proposed Treasury Regulations promulgated under the Internal Revenue Code, and administrative and judicial interpretations of the Internal Revenue Code, all as in effect today and all of which may change, possible with a retroactive effect.

          This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular U.S. holder based on the holder’s particular circumstances, such as,

•	persons who own, directly, indirectly or constructively, 10% or more of the Company’s outstanding voting shares;

•	persons who hold the ordinary shares as part of a hedging, straddle or conversion transaction;

•	persons whose functional currency is not the dollar;

•	persons who acquire their ordinary shares in a compensatory transaction;

•	broker-dealers;

•	insurance companies;

•	tax-exempt organizations;

•	financial institutions; and

•	persons subject to the alternative minimum tax.

          Investors are advised to consult their tax advisors about the specific U.S. federal income tax consequences to them of purchasing, holding or disposing of the ADSs or the Ordinary Shares.

Conversion of ADS to Ordinary Shares

          On November 20, 2002, the Company’s Board of Directors resolved to delist the ADSs from trading on the NYSE. On December 26, 2002, trading of the Company’s ADS on the NYSE ceased. ADS holders may convert ADSs to Ordinary Shares until December 25, 2003. Any outstanding ADSs on that date will be sold by the former depositary of the ADSs, which will then hold the net cash proceeds of such sale, without liability for interest, in trust for the benefit of holders who did not surrender their ADSs by such date.

          The conversion of ADSs to Ordinary Shares is not a taxable event and accordingly, a U.S. holder will not recognize any taxable income or loss on the conversion.  The converting U.S. holder’s tax basis in the Ordinary Shares received on conversion will equal such holder’s tax basis in his/her/its ADSs relinquished in the conversion.  Additionally, the U.S. holder will obtain a carryover holding period for the Ordinary Shares received on conversion.  The redemption of a U.S. holder’s ADSs for cash will be treated as a sale.  See the section below entitled “Sale or Exchange of the ADSs or Ordinary Shares” for the federal income tax consequences of a sale of an ADS.

Distributions on the ADSs or the Ordinary Shares

          If the Company makes any distributions of cash or other property to a U.S. holder in respect of such holder’s ADSs or the Ordinary Shares, the amount of the distribution for U.S. federal income tax purposes will equal the amount of cash and the fair market value of any property distributed and will also include the amount of Israeli taxes withheld, if any.  In general, a distribution paid by the Company in respect of the ADSs or the Ordinary Shares to a U.S. holder will be treated as dividend income if the distribution does not exceed the Company’s current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of any distribution which exceeds these earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. holder’s tax basis in its ADSs or the Ordinary Shares to the extent thereof, and then as capital gain from the sale or exchange of ADSs or Ordinary Shares.  Corporate holders generally will not be allowed a deduction for dividends received on the ADSs or the Ordinary Shares.

          A dividend paid by the Company in NIS will be included in the income of U.S. holders at the U.S. dollar value of the dividend, measured by reference to the exchange rate for converting NIS into U.S. dollars in effect on the date of the distribution.  U.S. holders will have a tax basis in the NIS for U.S. federal income tax purposes equal to that U.S. dollar value.  Any subsequent gain or loss resulting from exchange rate fluctuations between the day the dividend was included in income of U.S. holders and the day the NIS are converted into U.S. dollars, or otherwise are disposed of, will be taxable as ordinary income or loss from U.S. sources.

          Recently enacted legislation, the Jobs Growth Tax Relief Reconciliation Act of 2003, generally has lowered to 15% the maximum full income tax rate imposed on dividends received from U.S. and certain foreign corporations for years 2003 through 2008.  Recipients of dividends from foreign corporations will benefit from these reduced rates, provided that certain holding period requirements are satisfied, as long as the dividends are received from a “qualified foreign corporation.”  A qualified foreign corporation generally includes a corporation located in a jurisdiction with which the United States has an income tax treaty which the Secretary of the Treasury determines is satisfactory and which includes an information exchange program.  While there is an income tax treaty between the United States and Israel, the Secretary of the Treasury has not yet identified any jurisdiction whose income tax treaty would qualify under the legislation.  Additionally, while dividends paid with respect to stock of a foreign corporation which is readily tradable on an established securities market in the United States also will be treated as having been received from a qualified foreign corporation, as of December 26, 2002, the ADSs are no longer tradable on an established securities market in the United States.  Accordingly, there can be no assurance that dividends received with respect to the ADSs or the Ordinary Shares will be entitled to as favorable treatment as dividends received with respect to stock of a U.S. corporation under the legislation.  You are urged to consult your tax advisor regarding this legislative change.

          In addition, the legislation also accelerated to January 1, 2003, the reduction in ordinary income tax rates previously calculated to take effect over the next several years.

          Dividends paid by the Company generally will be foreign source “passive income” for U.S. foreign tax credit purposes or, in the case of a U.S. holder that is a financial services entity, “financial services income.”  U.S. holders may elect to claim as a foreign tax credit against their U.S. federal income tax liability, the Israeli income tax withheld from dividends received in respect of the ADSs or the Ordinary Shares.  The Internal Revenue Code provides limitations on the amount of foreign tax credits that a U.S. holder may claim.  U.S. holders that do not elect to claim a foreign tax credit may instead claim a deduction for Israeli income tax withheld, but only for a year in which these U.S. holders elect to do so for all foreign income taxes.  The rules relating to foreign tax credits are complex, and you should consult your tax advisor to determine whether and if you would be entitled to this credit.

Sale or Exchange of the ADSs or the Ordinary Shares

          Upon the sale or exchange of ADSs or Ordinary Shares, a U.S. holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized on the sale or exchange and the U.S. holder’s tax basis in the ADSs or the Ordinary Shares.  The gain or loss recognized on the sale or exchange of the ADSs or the Ordinary Shares generally will be long-term capital gain or loss if the U.S. holder’s holding period of the ADSs or the Ordinary Shares is more than one year at the time of the disposition.  Long term capital gains recognized by an individual holder generally are subject to maximum federal income tax rate of 20% in respect of property held for more than one year. Recent legislation has reduced the maximum federal income tax rate to 15% for capital gains taken into account from May 6, 2003 through December 31, 2008. The deductibility of capital losses is subject to limitation.

          Gain or loss recognized by a U.S. holder on a sale or exchange of ADSs or Ordinary Shares generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes.  Under the tax treaty between the United States and Israel, gain derived from the sale, exchange or other disposition of ADSs or Ordinary Shares by a holder who is a resident of the United States for purposes of the treaty and who sells the ADSs or the Ordinary Shares within Israel may be treated as foreign source income for U.S. foreign tax credit purposes.

Passive Foreign Investment Companies

          In general, a foreign corporation will be a passive foreign investment company for any taxable year if either (1) 75% or more of its gross income in the taxable year is passive income or (2) 50% or more of the average value of its gross assets in the taxable year, calculated quarterly, is held for the production of, or produces, passive income.  For this purpose, passive income includes dividends, interest, royalties, rents, annuities and the excess of gain over losses from the disposition of assets which produce passive income.  If a corporation is treated as a passive foreign investment company for any year during a U.S. holder’s holding period and the U.S. holder does not timely elect to treat the corporation as a “qualified electing fund” under Section 1295 of the Internal Revenue Code or elect to mark its ADSs or Ordinary Shares to market, any gain on the disposition of the ADSs or the Ordinary Shares will be treated as ordinary income rather than capital gain and the holder will be required to compute the tax liability on that gain, as well as on dividends and certain other distributions, as if the income had been earned ratably over each day in the U.S. holder’s holding period in the shares.  Also, the portion of the gain and distributions allocated to prior taxable years in which a corporation was a passive foreign investment company will be taxed at the highest ordinary income tax rate in effect for each taxable year to which this portion is allocated and an interest charge will be imposed on the amount of the tax allocated to these taxable years.  Additionally, if a corporation is a passive foreign investment company, a U.S. holder who acquired shares in the corporation from a decedent will be denied the normally available step-up in tax basis to fair market value for the shares at the date of death and instead will have a tax basis equal to the decedent’s tax basis if lower than fair market value.

          Status of the Company as a Passive Foreign Investment Company.  Based on a review of its income and assets, the Company believes that it was not a passive foreign investment company in 2002 and will not be a passive foreign investment company in 2003 or thereafter.  However, passive foreign investment company status is determined as of the end of the taxable year and is dependent on a number of factors, including the amount and nature of a corporation’s gross assets and gross income.  Therefore, there can be no assurance that the Company will not become a passive foreign investment company in 2003 or in any future year.

          The Company will notify U.S. holders if it concludes that it will be treated as a passive foreign investment company for any taxable year to enable U.S. holders to consider whether or not to elect to treat the Company as a “qualified electing fund” or to elect to “mark to market” the ADSs or the Ordinary Shares.  In particular, if a U.S. holder makes a qualified electing fund election for all taxable years that the U.S. holder holds the ADSs or the Ordinary Shares during which the Company is treated as a passive foreign investment company, the U.S. holder will be required for each taxable year to include in income a pro rata share of the Company’s undistributed ordinary earnings and net capital gain, if any, as ordinary income and long-term capital gain, respectively.  The Company will comply with all the requirements of the Internal Revenue Code so that U.S. holders of its ADSs or its Ordinary Shares will be able to elect to treat the Company as a “qualified electing fund” if they so choose.

          Alternatively, if a U.S. holder elects to “mark-to-market” the ADSs or the Ordinary Shares, the U.S. holder will generally include in income any excess of the fair market value of the ADSs or the Ordinary Shares at the close of each taxable year over the holders’ adjusted basis in such stock.  A U.S. holder generally will be allowed an ordinary deduction for the excess, if any, of the adjusted tax basis of the ADSs or the Ordinary Shares over the fair market value of the ADSs or the Ordinary Shares as of the close of the taxable year, or the amount of any net mark-to-market gains recognized for prior taxable years, whichever is less.  A U.S. holder’s adjusted tax basis in the ADSs or the Ordinary Shares will generally be adjusted to reflect the amounts included or deducted under the mark-to-market election.  Additionally, any gain on the actual sale or other disposition of the ADSs or the Ordinary Shares generally will be treated as ordinary income.  Ordinary loss treatment also will apply to any loss recognized on the actual sale or other disposition of ADSs or Ordinary Shares to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included with respect to such stock.  An election to mark-to-market generally will apply to the taxable year in which the election is made and all subsequent taxable years.

          If a U.S. holder makes one of these two elections, distributions and gain will not be recognized ratably over the U.S. holder’s holding period or be subject to an interest charge as described above.  Further, the denial of basis step-up at death described above will not apply.  If a U.S. holder elects to treat the Company as a “qualified electing fund,” gain on the sale of the ADSs or the Ordinary Shares will be characterized as capital gain.  However, U.S. holders making one of these two elections may experience current income recognition, even if the Company does not distribute any cash.

          A number of specific rules and requirements apply to both of these elections, and investors are urged to consult their tax advisors concerning these elections if the Company becomes a passive foreign investment company.

          United States Information Reporting and Backup Withholding

          In general, information reporting requirements may apply to payments of dividends on ADSs or Ordinary Shares and to the payment of the proceeds of the sale of the ADSs or Ordinary Shares to a U.S. holder (other than a corporation or other exempt recipient).

          Additionally, a U.S. holder (other than a corporation or other exempt recipient) may be subject to backup withholding at a rate of 28% with respect to such payments, unless such U.S. holder provides its taxpayer identification number (social security number or employer identification number), certifies that it is not subject to backup withholding and otherwise complies with applicable requirements of the backup withholding rules. Generally, a U.S. holder will provide such certification on IRS Form W-9 (“Request for Taxpayer Identification Number and Certification”) or a substitute Form W-9.

          If a U.S. holder does not provide its correct taxpayer identification number, such U.S. holder may be subject to penalties imposed by the IRS, as well as backup withholding. However, any amount withheld under the backup withholding rules may be allowable as a credit against the U.S. holder’s U.S. federal income tax liability (which might entitle such U.S. holder to a refund), provided that the U.S. holder furnishes the required information to the IRS.

Israeli Taxation

          The following discussion represents a summary of certain Israeli tax laws affecting U.S. shareholders, all as in effect as of the date hereof and all of which are subject to change, possibly on a retrospective basis.  To the extent that the discussion is based on new tax legislation yet to be subject to judicial or administrative interpretation, there can be no assurance that the views expressed herein will accord with any such interpretation in the future.  This discussion is not intended, and should not be construed, as legal or professional tax advice, and does not cover all possible tax considerations.

          Holders of the Company’s Ordinary Shares should consult their own tax advisors as to the United States, Israeli or other tax consequences of the purchase, ownership and disposition of Ordinary Shares, including, in particular, the effect of any foreign, state or local taxes.

Tax Reform

          On January 1, 2003, the Law for Amendment of the Income Tax Ordinance- 2002, as amended, known as the “Tax Reform”, came into effect. The Tax Reform, aimed at broadening the categories of taxable income and reducing the tax rates imposed on employment income, introduced, among other things, the following provisions:

•
Reduction of the tax rate levied on capital gains (other than gains from the sale of listed securities) derived after January 1, 2003, to a general rate of 25% for both individuals and corporations. Regarding assets acquired prior to January 1, 2003, the reduced tax rate will apply to a proportionate part of the gain, in accordance with the holding periods of the asset, before or after January 1, 2003, on a linear basis;

•
Imposition of Israeli tax on all income of Israeli residents, individuals and corporations, regardless of the territorial source of income, including income derived from passive sources such as interest, dividends and royalties;

•
Introduction of controlled foreign corporation (CFC) rules into the Israeli tax structure. Generally, under such rules, an Israeli resident who holds, directly or indirectly, 10% or more of the rights in a foreign corporation whose shares are not publicly traded (or which has offered less than 30% of its shares or any rights to its shares to the public), in which more than 50% of the rights are held directly or indirectly by Israeli residents, and a majority of whose income in a tax year is considered passive income, will be liable for tax on the portion of such income attributed to his holdings in such corporation, as if such income were distributed to him as a dividend;

•
Imposition of capital gains tax on capital gains realized by individuals as of January 1, 2003, from the sale of shares of publicly traded companies (such gain was previously exempt from capital gains tax in Israel). For information with respect to the applicability of Israeli capital gains taxes on the sale of ordinary shares, see “Capital Gains Tax” below;

•	Introduction of a new regime for the taxation of shares and options issued to employees, officers and directors;

•
Introduction of tax at a rate of 25% on dividends paid by one Israeli company to another (which are generally not subject to tax), if the source of such dividends is income that was derived outside of Israel.

•	The seven year limit for carrying forward of capital losses has been removed with respect to capital losses arising from 1996 and thereafter.

Special Provisions Relating to Taxation Under Inflationary Conditions

          The Income Tax Law (Inflationary Adjustments), 1985, represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing rapid inflation. The Inflationary Adjustments Law is highly complex. Its features, which are material to the Company, can be described as follows:

•

When the value of the Company’s equity, as calculated under the Inflationary Adjustments Law, exceeds the depreciated cost of fixed assets, a deduction from taxable income is permitted equal to the product of the excess multiplied by the applicable annual rate of inflation. The maximum deduction permitted in any single tax year is 70% of taxable income, with the unused portion permitted to be carried forward, linked to the increase in the Israeli Consumer Price Index.

•	If the depreciated cost of fixed assets exceeds the Company’s equity, then the product of such excess multiplied by the applicable annual rate of inflation is added to taxable income.

•	Subject to certain limitations, depreciation deductions on fixed assets and losses carried forward are adjusted for inflation based on the increase in the Israeli Consumer Price Index.

•	Taxable gains on certain traded securities, which normally are exempt from tax, are taxable in certain circumstances.

          However, the Minister of Finance may, with the approval of the Knesset Finance Committee, determine by order, during a certain fiscal year (or until February 28th of the following year) in which the rate of increase of the price index would not exceed or shall not have exceeded, as applicable, 3%, that all or some of the provisions of this Law shall not apply to such fiscal year, or, that the rate of increase of the price index relating to such fiscal year shall be deemed to be 0%, and to make the adjustments required to be made as a result of such determination.

          Capital Gains Tax

          Israeli law generally imposes on residents and non-residents of Israel a tax on the sale of capital assets in Israel, including the Company’s ordinary shares, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise. The law distinguishes between the inflationary surplus and the real gain. The inflationary surplus is a portion of the total capital gain, which is equivalent to the increase of the relevant asset’s purchase price that is attributable to the increase in the Israeli consumer price index between the date of purchase and the date of sale. The real gain is the excess of the total capital gain over the inflationary surplus.

          Pursuant to the Tax Reform, generally, capital gains tax is imposed at a rate of 15% on real gains derived on or after January 1, 2003, from the sale of shares in companies (i) publicly traded on the Tel Aviv Stock Exchange (“TASE”) (such as the Company) or (ii) (subject to a necessary determination by the Israeli Minister of Finance) Israeli companies publicly traded on a recognized stock exchange or regulated market outside of Israel. This tax rate is contingent upon the shareholder not claiming a deduction for financing expenses, and does not apply to: (i) dealers in securities; (ii) shareholders that report in accordance with the Inflationary Adjustment Law; or (iii) shareholders who acquired their shares prior to an initial public offering (that are subject to a different tax arrangement). The tax basis of shares acquired prior to January 1, 2003 will be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003. However, a request may be made to the tax authorities to consider the actual adjusted cost of the shares as the tax basis if it is higher than such average price.

          Non-Israeli residents are exempt from Israeli capital gains tax on any gains derived from the sale of shares publicly traded on the TASE, and are exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on a recognized stock exchange or regulated market outside of Israel, provided that such capital gains are not derived from a permanent establishment in Israel and that such shareholders did not acquire their shares prior to the issuer’s initial public offering. However, non-Israeli corporations will not be entitled to such exemption if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation, or (ii) is the beneficiary of or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

          In some instances where the Company’s shareholders may be liable to Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at the source.

          Pursuant to a treaty between the governments of the United States and Israel, the sale of shares by a person who qualifies as a resident of the United States within the meaning of the treaty and who is entitled to claim the benefits afforded to a resident by the treaty will not be subject to Israeli capital gains tax.  This exemption does not apply if (i) the person holds, directly or indirectly, shares representing 10% or more of the voting power of the Company during any part of the 12-month period preceding the applicable sale, or (ii) the capital gains from such sale can be allocated to a permanent establishment in Israel. However, the person would be permitted to claim a credit for the capital gains tax paid in Israel against the U.S. income tax imposed with respect to the applicable sale, subject to the limitations in U.S. laws applicable to foreign tax credits.

Taxation of Dividends

          Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel.  These sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel. On distributions of dividends other than bonus shares, or stock dividends, the Company would be required to withhold income tax at the rate of 25%. A different rate may be provided in a treaty between Israel and the shareholder’s country of residence. Under the U.S.-Israel tax treaty income tax with respect to shareholders that are U.S. corporations holding at least 10% of the voting power of the Company in the twelve-month period preceding the distribution of such dividends, is required to be withheld at the rate of 12.5%.

Documents on display

          The exhibits to this report, including the exhibits incorporated herein by reference, have been filed by the Company with the Securities and Exchange Commission and can be inspected without charge at the public reference facilities maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of all or any part of those documents may be obtained at prescribed rates from the SEC’s public reference section at these addresses.

          The Company also files reports with the TASE and files reports with the Israeli Registrar of Companies regarding the Company’s registered address, registered capital, shareholders of record and the number of shares held by each, the identity of the Company’s directors and details regarding security interests on its assets.  In addition, the Company files with the Registrar of Companies the Company’s Articles of Association and a copy of any resolution adopted by a general meeting of shareholders.  The information filed with the Registrar of Companies is available to the public.

          Documents referred to in this report may be inspected, upon prior written request, at the Company’s principal executive offices, 30 Shmotkin Benyamin St., Rishon Lezion 75363, Israel.

ITEM 11.          QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

          Market risk reflects the risk of changes in the value of financial instruments caused by fluctuations in interest rates, the Israeli CPI, foreign currency exchange rates and equity prices.

          In accordance with the Board of Directors’ policy, the Company invests its liquid surplus with the aim of attaining an adequate return while maintaining a balance between risk and return.

          In 2002, the Company invested part of its monetary balances in short-term Israeli CPI-linked government bonds that are traded on the Tel Aviv Stock Exchange. The Company is exposed to changes in the market value of such bonds.

          The Company does not usually use interest rate derivatives for hedging purposes, because management believes that any future increase in interest rates will not have a material effect on the financial results. However, the Company may use derivatives for hedging purposes according to management’s discretion.

          During 2002, the Company used derivatives in order to match the currency-linkage bases of its financial assets and liabilities as much as possible.

          The Company does not invest in entities whose primary activity involves short selling of derivatives.

          The Company monitors the changes in interest rates, the Israeli CPI and the yield-to-maturity of bonds.

          The Company’s Investment Committee, which reports to the Company’s Chief Executive Officer, has responsibility for the matter of financial exposure, development of hedging policy, supervision of its application and immediate reaction to unusual market events.

          The Investment Committee consists of the Company’s Chief Financial Officer, Treasurer and Deputy Vice President – Marketing. The Investment Committee occasionally consults with capital market experts. The Investment Committee convenes as required and at least once a month.

Interest Risks

          On December 31, 2002, the Company had balances of cash and cash equivalents denominated in Israeli currency, in the amount of NIS 68 million, which are stated at market value.

          On December 31, 2002, the Company had invested part of its monetary balances in short-term Israeli CPI-linked government bonds that are traded on the Tel Aviv Stock Exchange in the amount of NIS 107 million, which are stated at market value.

          On December 31, 2002, the balance of short-term bank loans was NIS 24 million.  These loans were repaid in their entirety subsequent to such date.

          On December 31, 2002, the balance of the Company’s long-term loans and notes, including current maturities, was NIS 797 million, which was composed of the following:

          (1)          Loans, in the amount of NIS 72 million, linked to the Israeli CPI and bearing interest at a fixed rate.  Against these loans there are investments in loans, deposits and government and corporate bonds, in the amount of NIS 18 million which are linked to the Israeli CPI, bear a fixed rate of interest and which have similar maturity periods.

          (2)          Bank loans that are not linked to the Israeli CPI, in the amount of NIS 50 million that bear variable rates of interest.  Against these loans there are investments in cash in the amount of NIS 67 million.

(3) A loan in the amount of NIS 132 million, linked to the Israeli CPI, bearing interest that varies every two years.

(4) A loan in the amount of NIS 108 million, linked to the Israeli CPI, bearing interest at a fixed rate of 3.2% per annum.

(5) A loan in the amount of NIS 8 million, linked to the Israeli CPI, bearing no interest.

(6) Israeli CPI-linked notes in an aggregate value of NIS 427 million, as follows:

(a)	NIS 88 million bearing interest of 4.0% per annum, due during the years 2003-2007.
(b)	NIS 339 million bearing interest of 4.8% per annum, due during the years 2007-2012.

          On December 31, 2002, the Company had no open derivative positions.

          The table below provides information as of December 31, 2002, about the Company’s assets and debt obligations that are sensitive to changes in interest rates. For assets and debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates:

	Expected Year of Maturity

	2003	2004	2005	2006	2007	Thereafter	Total	Fair Value

	NIS (in millions)

Short-term assets
Cash and cash equivalents	68	-	-	-	-	-	68	68
Average interest rate	7.3%	-	-	-	-	-	7.3%
Marketable securities – linked to the Israeli CPI	55	24	-	-	-	-	79	79
Average interest rate	4.0%	4.2%	-	-	-	-	4.1%
Marketable securities – not linked	28	-	-	-	-	-	28	28
Average interest rate	-	-	-	-	-	-	-

Short-term debt
Bank credit – not linked	24	-	-	-	-	-	24	24
Average interest rate	10.8%	-	-	-	-	-	10.8%

Long- term debt
Fixed rate – linked to the Israeli CPI	44	51	38	36	92	326	587	537
Average interest rate	3.6%	3.9%	3.7%	3.8%	4.4%	4.6%	4.3%
Fixed rate – not linked	50	-	-	-	-	-	50	50
Average interest rate	8.0%	-	-	-	-	-	8.0%
Variable rate - linked to the Israeli CPI	19	19	19	22	24	57	160	160
Average interest rate	6.1%	6.1%	6.1%	6.1%	6.1%	6.0%	6.1%

Inflation Risks

          The Company’s financial statements are adjusted for inflation in accordance with Israeli GAAP, as follows: Non-monetary items are adjusted for inflation on the basis of the changes in the Israeli CPI from the month of the transaction to the balance sheet date. Monetary items are stated in the financial statements at their historical values, including linkage to the Israeli CPI where applicable, in accordance with the terms of the specific transactions.

          The Company has a net excess of unlinked monetary liabilities over unlinked monetary assets, thus financing expenses are impacted by changes in the Israeli CPI:

          An increase in the Israeli CPI results in financing income due to the erosion of the net unlinked monetary liabilities, whereas a decrease in the Israeli CPI results in financing expenses due to the appreciation of the net unlinked monetary liabilities.

          Furthermore, according to Israeli GAAP, the Company’s non-monetary assets are adjusted to the Israeli CPI in respect of the month of the balance sheet date, while the long-term bank loans are adjusted to the Israeli CPI for the month preceding the balance sheet date (the “known index”). Therefore, an increase in the known index in excess of the increase in the index in respect of the month, raises financing expenses.

          The annual rates of inflation over the past three years were as follows:

2000 – 0%
2001 – 1.41%
2002 – 6.50%
January – May 2003 – 0.09%

          Monetary assets and liabilities analyzed by currency and linkage base as at December 31, 2002 were as follows:

	Israeli currency		Foreign currency or linked thereto	Other	Total

	Non-linked	Linked to Israeli CPI

	Adjusted NIS (millions)

Cash and cash equivalents	67	-	1	-	68
Marketable securities	28	79	-	-	107
Trade receivables, net	703	-	-	-	703
Other receivables	35	23	-	12	70
Long-term loans and funds, including current maturities	-	18	-	4	22

	833	120	1	16	970

Bank credit	24	-	-	-	24
Trade payables	861	-	1	-	862
Other payables	272	21	-	-	293
Dividend proposed	72	-	-	-	72
Notes, including current maturities	-	427	-	-	427
Liabilities to banks and others, including current maturities	50	320	-	-	370

	(1,279)	(768)	(1)	-	(2,048)

	(446)	(648)	-	16	(1,078)

ITEM 12.          DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable

PART II

ITEM 13.          DEFAULTS, DIVIDENDS, ARREARAGES AND DELINQUENCIES

None.

ITEM 14.          MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See Item 4 – “Information on the Company – History and Development” for information regarding the termination of the Company’s American Depositary Receipt program.

PART III

ITEM 15.          CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

          Based on their evaluation as of a date within 90 days of the filing date of this Report, the Company’s principal executive officer and principal financial officer have concluded that the Company’s disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14(c) under the Securities Exchange Act of 1934 (the “Exchange Act”)) are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

Changes in internal controls

          There were no significant changes in the Company’s internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

ITEM 16.          [RESERVED]

ITEM 17.          FINANCIAL STATEMENTS

The following financial statements of the Company are filed herewith pursuant to this Item 17:

Independent Auditors’ Report

Financial Statements Adjusted for the Effect of Inflation on the Basis of the CPI for December 2002:

Consolidated Balance Sheets as at December 31, 2001 and 2002

Consolidated Statements of Income for the years ended December 31, 2000, 2001 and 2002

Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2000, 2001 and 2002

Notes to the Consolidated Financial Statements

Schedule  — List of Active Investee Companies

Independent Auditors’ Report of Bay Heart Ltd., an affiliate of the Company

ITEM 18.          FINANCIAL STATEMENTS

Not applicable

ITEM 19.	EXHIBITS

1.1	Memorandum of Association of the Company (incorporated by reference to exhibit 3.1 to the Company’s Registration Statement on Form F-1 (Registration No. 333-7318))

1.2	Articles of Association of the Company (incorporated by reference to exhibit 1.2 to the Company’s Annual Report on Form 20-F for the year 2000)

2.1	Five Installment Track Notes regarding Series A Notes of NIS 88 million (incorporated by reference to exhibit 2.1 to the Company’s Annual Report on Form 20-F for the year 2001)

2.2	Deed of Trust in respect of Series A Notes (incorporated by reference to exhibit 2.2 to the Company’s Annual Report on Form 20-F for the year 2001)

2.3	Six Installment Track Notes regarding Series B Notes of NIS 339 million (incorporated by reference to exhibit 2.3 to the Company’s Annual Report on Form 20-F for the year 2001)

2.4	Deed of Trust in respect of Series B Notes (incorporated by reference to exhibit 2.4 to the Company’s Annual Report on Form 20-F for the year 2001)

4.1

Agreements regarding pension plan between Super-Sol Ltd., Havaad Hamerkazi Shel Histadrut Hapkidim Beisrael Vevaad Ovdei Super-Sol Ltd. and Hakupa Hamerkazit Letagmulim Vepensia Lapakid (incorporated by reference to exhibit 10.1 to the Company’s Registration Statement on Form F-1 (Registration No. 333-7318))

4.2

Special Collective Bargaining Agreement, dated April 1, 1978, among the Histadrut (General Federation of Labor in Israel), the Company and the Company’s employee committee (incorporated by reference to exhibit 10.2 to the Company’s Registration Statement on Form F-1 (Registration No. 333-7318))

4.3

Amendment, dated July 22, 1998, to the Special Collective Bargaining Agreement, dated as of April 1, 1978, among the Histadrut (General Federation of Labor in Israel), the Company and the Company’s employee committee (incorporated by reference to exhibit 4.3 to the Company’s Annual Report on Form 20-F for the year 2000)

4.4

Amendment, dated August 7, 2000, to the Special Collective Bargaining Agreement, dated as of April 1, 1978, among the Histadrut (General Federation of Labor in Israel), the Company and the Company’s employee committee (incorporated by reference to exhibit 4.4 to the Company’s Annual Report on Form 20-F for the year 2000)

4.5

Loan agreement, dated March 30, 1997, between Super-Sol Ltd. and Bank Leumi Lelsrael Ltd. (incorporated by reference to exhibit 10.6 to the Company’s Registration Statement on Form F-1 (Registration No. 333-7318))

4.6

Loan agreement, dated January 20, 1997, between Super-Sol Ltd. and Israel Discount Bank Ltd. (incorporated by reference to exhibit 10.7 to the Company’s Registration Statement on Form F-1 (Registration No. 333-7318))

4.7	Loan agreement, dated February 19, 2003, between Super-Sol Ltd. and Bank Hapoalim B.M.

4.8	1995 Share Incentive Option Plan (incorporated by reference to exhibit 10.10 to the Company’s Registration Statement on Form F-1 (Registration No. 333-7318))

4.9	1997 Share Incentive Option Plan (incorporated by reference to exhibit 10.11 to the Company’s Registration Statement on Form F-1 (Registration No. 333-7318))

4.10	1998 Share Incentive Option Plan (incorporated by reference to exhibit to the Company’s report on Form 6-K, dated October 7, 2000)

4.11	1999 Share Incentive Option Plan (incorporated by reference to exhibit 10.8 to the Company’s Annual Report on Form 20-F for the year 1999)

4.12	2000 Share Incentive Option Plan (incorporated by reference to attachment #1 to the Company’s Annual Report on Form 6-K, dated March 18, 2001)

4.13	2001 Share Incentive Option Plan (incorporated by reference to exhibit 4.12 to the Company’s Annual Report on Form 20-F for the year 2001)

4.14	2002 Share Incentive Option Plan (incorporated by reference to attachment #1 to the Company’s Report on Form 6-K, dated May 28, 2002)

4.15	Employment Agreement, dated May 26, 2003, between Super-Sol Ltd. and Joel Feldschuh

4.16	Employment Agreement, dated May 26, 2003, between Super-Sol Ltd. and Effie Rosenhaus

4.17	Employment Agreement, dated November 30, 1999, between Super-Sol Ltd. and Amiaz Sagis (incorporated by reference to exhibit 10.9 to the Company’s Annual Report on Form 20-F for the year 1999)

4.18	Employment Agreement, dated August 8, 1999, between Super-Sol Ltd. and Zion Itzhak (incorporated by reference to exhibit 10.10 to the Company’s Annual Report on Form 20-F for the year 1999)

4.19	Employment Agreement between Super-Sol Ltd. and Elimelech Yitzak (incorporated by reference to exhibit 10.12 to the Company’s Annual Report on Form 20-F for the year 1999)

4.20	Employment Agreement between Super-Sol Ltd. and Israel Einhorn (incorporated by reference to exhibit 4.15 to the Company’s Annual Report on Form 20-F for the year 2000)

4.21	Employment Agreement between Super-Sol Ltd. and Linda Shafir (incorporated by reference to exhibit 4.16 to the Company’s Annual Report on Form 20-F for the year 2000)

12	Certification pursuant to section 906 of the Sarbanes-Oxley Act of 2002

Consolidated Financial Statements as at December 31, 2002

Super-Sol Ltd.

Somekh Chaikin

Mail address PO Box 609 Tel Aviv 61006 Israel	Office address KPMG Millennium Tower 17 Ha'arba'a Street Tel Aviv 61070 Israel	Telephone: 972 3 684 8000 Fax: 972 3 684 8444

Independent Auditors’ Report to
the Shareholders of Super-Sol Ltd.

We have audited the accompanying consolidated balance sheets of Super-Sol Ltd. (the Company) and its subsidiaries as at December 31, 2001 and 2002 and the related statements of income, shareholders’ equity and cash flows for each of the three years, the last of which ended December 31, 2002. These consolidated financial statements are the responsibility of the Company’s Board of Directors and of its Management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of the affiliated company. The Company’s investment in the affiliated company at December 31, 2001 and 2002, was NIS 25 million and NIS 3 million, respectively, and its equity in losses was NIS 0 million, NIS 1 million and NIS 22 million for the years ended December 31, 2000, 2001 and 2002 , respectively. The financial statements of the affiliated company were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for the affiliated company, is based solely on the report of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Board of Directors and by Management as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and on the report of the abovementioned other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as at December 31, 2001 and 2002 and the results of their operations, the changes in shareholders’ equity and their cash flows, for each of the three years, the last of which ended December 31, 2002, in conformity with accounting principles generally accepted in Israel.

As discussed in Note 1M to the consolidated financial statements, the Company adopted in the year ended December 31, 2002, the provisions of Israeli Accounting Standard No. 15 — “Impairment of Assets”.

Accounting principles generally accepted in Israel vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected results of operations for each of the years in the three-year period ended December 31, 2002 and shareholders’ equity as of December 31, 2001 and 2002, to the extent summarized in Note 23 to the consolidated financial statements.

As explained in Note 1, the above mentioned consolidated financial statements are stated in values adjusted for the changes in the general purchasing power of the Israeli currency, in accordance with Opinions of the Institute of Certified Public Accountants in Israel.

Somekh Chaikin
Certified Public Accountants (Isr.)

Tel Aviv, March 17, 2003

Somekh Chaikin, a partnership registered under
the Israeli Partnership Ordinance, is a member of
KPMG International, a Swiss association.

Consolidated Balance Sheets at December 31

Adjusted New Israeli Shekels as of December 2002	Super-Sol Ltd.

		Adjusted NIS		Convenience translation into U.S. dollars (Note 1D)
		2001	2002	2002
	Note	(millions)
Assets

Current assets

Cash and cash equivalents		41	68	14
Marketable securities		-	107	23
Trade receivables	2	619	703	148
Other receivables		69	70	15
Inventory		446	428	90

		1,175	1,376	290

Investments and loans

Affiliated company	3	25	3	1
Long-term loans and fund	4	23	21	4

		48	24	5

Fixed assets	5	2,584	2,414	510

Deferred costs and other assets	6	109	97	20

In the name of the Board of Directors:

___________________ Chairperson of the Board of Directors
Dalia Lev

___________________ Acting CEO
Chaim Elkan

___________________ Executive Vice President — Chief Financial Officer
Itzik Zion

Date of approval: March 17, 2003

3,916	3,911	825

Consolidated Balance Sheets at December 31

Adjusted New Israeli Shekels as of December 2002	Super-Sol Ltd.

		Adjusted NIS		Convenience translation into U.S. dollars (Note 1D)
		2001	2002	2002
	Note	(millions)
Liabilities and shareholders' equity

Current liabilities

Bank credit	7	83	119	25
Current maturities in respect of notes	10	-	18	4
Trade payables		1,021	862	182
Other payables	8	277	293	62
Proposed dividend		102	72	15

		1,483	1,364	288

Long-term liabilities

Liabilities to banks and others	9	442	275	59
Liabilities in respect of notes	10	-	409	86
Liabilities for employee severance benefits	11	5	7	1
Deferred taxes	16	71	23	5

		518	714	151

Shareholders' equity	12	1,915	1,833	386

Contingent liabilities and commitments	19

		3,916	3,911	825

The accompanying notes and schedule are an integral part of these consolidated financial statements.

Consolidated Statements of Income for the Years Ended December 31

Adjusted New Israeli Shekels as of December 2002	Super-Sol Ltd.

		Adjusted NIS			Convenience Translation into U.S. Dollars (Note 1D)
		2000	2001	2002	2002
	Note	(millions except per share data)
Revenues

Sales		6,300	6,785	6,710	1,416
Rentals and operation of
shopping malls		59	71	61	13

		6,359	6,856	6,771	1,429

Costs and expenses

Cost of sales		4,613	4,941	4,920	1,039
Operating, selling,
administrative and
general, net	13	1,445	1,573	1,644	347

		6,058	6,514	6,564	1,386

Operating profit		301	342	207	43

Other expenses, net
Financing expenses, net	14	(25)	(24)	(7)	(1)
Other income (expenses), net	15	7	(3)	(166)	(35)

		(18)	(27)	(173)	(36)

Earnings before income
tax		283	315	34	7

Income tax	16D	104	108	25	5

Earnings after income
tax		179	207	9	2
Company's equity in
losses of affiliated
company, net	17	-	(1)	(22)	(5)

		179	206	(13)	(3)
Minority interest in
earnings of subsidiary		-	(1)	(1)	-

Net earnings (loss)
for the year		179	205	(14)	(3)

Earnings per share
(basic and diluted)	21

Earnings (loss) per NIS 0.1 par value		0.88	1.01	(0.07)	(0.015)

Earnings (loss) per NIS 1 par value		8.85	10.12	(0.7)	(0.15)

The accompanying notes and schedule are an integral part of these consolidated financial statements.

Statements of Changes in Shareholders’ Equity

Adjusted New Israeli Shekels as of December 2002	Super-Sol Ltd.

	Adjusted NIS (millions)
	Share capital (1)	Premium on shares (2)	Treasury shares (4)	Retained earnings	Total
Balance at
January 1, 2000	243	479	(87)	1,034	1,669
Exercise of stock options	-	3	-	-	3
Tax benefit in respect
of stock options
exercised by employees	-	2	-	-	2
Net earnings for the year
ended December 31, 2000	-	-	-	179	179
Erosion of prior year
proposed dividend	-	-	-	(4)	(4)
Proposed dividend (3)	-	-	-	(51)	(51)

Balance at
December 31, 2000	243	484	(87)	1,158	1,798
Exercise of stock options	-	11	-	-	11
Tax benefit in respect
of stock options
exercised by employees	-	3	-	-	3
Net earnings for the year
ended December 31, 2001	-	-	-	205	205
Proposed dividend (3)	-	-	-	(102)	(102)

Balance at
December 31, 2001	243	498	(87)	1,261	1,915
Exercise of stock options	1	1	-	-	2
Tax benefit in respect
of stock options
exercised by employees	-	1	-	-	1
Net loss for the year
ended December 31, 2002	-	-	-	(14)	(14)
Appreciation of
prior year
proposed dividend	-	-	-	1	1
Proposed dividend (3)	-	-	-	(72)	(72)

Balance at
December 31,2002	244	500	(87)	1,176	1,833

(1)	Includes capital reserves up to October 31, 1985.
(2)	As from November 1, 1985.
(3)	After deducting the dividend to a subsidiary.
(4)	Purchase of shares of the Company by a wholly owned and fully controlled subsidiary, see Note 12C.

The accompanying notes and schedule are an integral part of these consolidated financial statements.

Statements of Changes in Shareholders’ Equity

Adjusted New Israeli Shekels as of December 2002	Super-Sol Ltd.

	Convenience translation into US dollars - millions (Note 1D)
	Share capital (1)	Premium on shares (2)	Treasury shares (4)	Retained earnings	Total
Balance at
January 1, 2002	51	105	(18)	266	404
Exercise of stock options	-	-	-	-	-
Tax benefit in respect
of stock options
exercised by employees	-	-	-	-	-
Net loss for the year ended
December 31, 2002	-	-	-	(3)	(3)
Proposed dividend (3)	-	-	-	(15)	(15)

Balance at
December 31, 2002	51	105	(18)	248	386

(1)	Includes capital reserves up to October 31, 1985.
(2)	As from November 1, 1985.
(3)	After deducting the dividend to a subsidiary.
(4)	Purchase of shares of the Company by a wholly owned and fully controlled subsidiary, see Note 12C.

The accompanying notes and schedule are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows for the Years Ended December 31

Adjusted New Israeli Shekels as of December 2002	Super-Sol Ltd.

	Adjusted NIS			Convenience translation into U.S. dollars (Note 1D)
	2000	2001	2002	2002
	(millions)
Cash flows from operating activities
Net earnings (loss) for the year	179	205	(14)	(3)
Adjustments necessary to reflect cash flows
from operating activities (see Annex 1)	438	183	151	32

Net cash generated by operating activities	617	388	137	29

Cash flows from investing activities
Purchase of fixed assets	(393)	(326)	(305)	(64)
Investment in deferred costs and other assets	(27)	(39)	(24)	(5)
Purchase of marketable securities	(4)	-	(107)	(23)
Proceeds from sale of marketable securities	64	-	2	-
Proceeds from disposal of fixed assets	23	8	11	2
Long-term loans granted and funds	-	(1)	-	-
Long-term loans repaid	6	30	1	-
Proceeds from sale of investment in
proportionately consolidated company (see	-	-	49	10
Annex 2)
Proceeds from sale of (investment in) capital
notes and loans to affiliated company, net	-	5	(4)	-

Net cash used in investing activities	(331)	(323)	(377)	(80)

Cash flows from financing activities
Exercise of stock options
(net of issue expenses)	3	11	1	-
Proceeds from issue of notes
(net of issue expenses)	-	-	419	88
Dividend paid	(314)	(52)	(101)	(21)
Minority interest in dividend paid by
subsidiary	-	(1)	-	-
Receipt of long-term loans from banks and
others	44	73	3	-
Repayment of long-term loans from banks and
others	(46)	(57)	(75)	(15)
Short-term credit from banks, net	(3)	(16)	20	4

Net cash generated by (used in)
financing activities	(316)	(42)	267	56

Increase (decrease) in cash and
cash equivalents	(30)	23	27	5

Balance of cash and cash equivalents
at the beginning of the year	48	18	41	9

Balance of cash and cash equivalents
at the end of the year	18	41	68	14

The accompanying notes and schedule are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows for the Years Ended December 31 (cont’d)

Adjusted New Israeli Shekels as of December 2002	Super-Sol Ltd.

	Adjusted NIS			Convenience translation into U.S. dollars (Note 1D)
	2000	2001	2002	2002
	(millions)
Annex 1

Adjustments necessary to reflect
cash flows from operating activities

Income and expenses not
involving cash flows:
Depreciation of fixed assets and amortization
of deferred costs	169	196	210	44
Impairment of fixed assets and deferred costs
due to the initial implementation of
Standard 15	-	-	184	39
Change in deferred taxes, net	9	7	(37)	(8)
Company's equity in losses of
affiliated company, net	-	1	22	5
Minority interest in earnings of subsidiary	-	1	1	-
Increase (decrease) in liabilities for
employee severance benefits	2	(6)	2	-
Capital losses (gains), net	(9)	2	1	-
Appreciation (erosion) of long-term liabilities	-	(2)	1	-
Appreciation (erosion) and accrued interest,
net, on long-term loans granted to others	(2)	2	3	-
Increase in value of marketable securities	(1)	-	(2)	-
Capital gain on the sale of the investment in a
proportionately consolidated company	-	-	(26)	(5)

Changes in asset and liability
items:
Decrease (increase) in trade receivables	121	(40)	(84)	(17)
Decrease (increase) in other receivables	2	(8)	(10)	(2)
Decrease (increase) in inventory	(23)	(58)	18	4
Increase (decrease) in trade payables	113	92	(152)	(32)
Increase (decrease) in other payables	57	(4)	20	4

	438	183	151	32

Consolidated Statements of Cash Flows for the Years Ended December 31 (cont’d)

Adjusted New Israeli Shekels as of December 2002	Super-Sol Ltd.

	Adjusted NIS			Convenience translation into U.S. dollars (Note 1D)
	2000	2001	2002	2002
	(millions)
Annex 2

Proceeds from sale of investment in
proportionately consolidated company

Assets and liabilities:
Working capital (excluding cash)	-	-	(2)	-
Fixed assets	-	-	102	21
Long-term liabilities	-	-	(77)	(16)
Capital gain on sale of investment	-	-	26	5

	-	-	49	10

Annex 3

Additional data relating to
investing and financing activities
not involving cash flows

Investment in fixed assets	37	26	21	4

Increase in deferred costs	8	8	7	1

Proposed dividend	52	102	72	15

Receivables arising from sale of fixed assets	8	1	-	-

Notes to the Consolidated Financial Statements as at December 31, 2002

Adjusted New Israeli Shekels as of December 2002	Super-Sol Ltd.

Note 1 —Reporting Principles and Accounting Policies

General

The main activity of Super-Sol Ltd. (the “Company”) is the operation of a supermarket chain in Israel.

The Company’s Consolidated Financial Statements presented herein are prepared in accordance with generally accepted accounting principles in Israel (“Israeli GAAP”), which differ in certain respects from those followed in the United States. See Note 24.

A.	Definitions

In these financial statements:

(1)	Subsidiaries — companies whose financial statements have been consolidated, directly or indirectly, with those of the Company.

(2)	Proportionately consolidated companies — jointly held companies whose financial statements are consolidated with those of the Company by the proportionate consolidation method.

(3)	Affiliates — companies, other than subsidiaries or proportionately consolidated companies, the Company’s investment in which these companies is stated, directly or indirectly, on the equity basis.

(4)	Investee companies — subsidiaries, proportionately consolidated companies and affiliates.

(5)	Related parties — as defined in Opinion 29 of the Institute of Certified Public Accountants in Israel (the “ICPAI”):

a.	Parties, one of which directly or indirectly (1) owns 10% or more of the issued share capital of the other company, or of its voting rights or of the rights to appoint its directors, (2) has the right to appoint the company’s chief executive officer or (3) acts as the company’s director or general manager;
b.	Any corporate entity of which one of the parties mentioned in (a) above, owns 25% or more of the entity’s issued share capital, or of its voting rights or of the rights to appoint its directors; or
c.	Spouses or minor children of parties described in (a) above.

(6)	Interested parties — as defined in paragraph (1) of the definition of “interested parties” in Section 1 of the Israeli Securities Law:

a.	The holder of 5% or more of the issued share capital or of the voting rights of a company, a person who has the right to appoint one or more members of the board of directors of a company or its chief executive officer, a person serving as the chief executive officer or as a member of the board of directors, an entity in which a person described above holds 20% or more of its issued share capital or of its voting rights, or has the right to appoint 20% or more of its board members; or

b.	A subsidiary of a company, other than a nominee company.

(7)	CPI – the Consumer Price Index as published by the Israeli Central Bureau of Statistics.

Notes to the Consolidated Financial Statements as at December 31, 2002

Adjusted New Israeli Shekels as of December 2002	Super-Sol Ltd.

Note 1 — Reporting Principles and Accounting Policies (cont’d)

B.	Financial statements in inflation adjusted values

(1)	The consolidated financial statements have been prepared on the basis of historical cost adjusted for the changes in the general purchasing power of the Israeli currency.

(2)	The adjusted amounts of non-monetary assets do not necessarily represent their market value or their value to the business, but rather their cost as adjusted to reflect the changes in the general purchasing power of the Israeli currency.

(3)	In the adjusted statements the term “cost” means “adjusted cost”.

(4)	All comparative data for prior periods is also stated in terms of shekels of December 2002.

C.	Principles of adjustment

(1)	Balance sheet

Non-monetary items (such as fixed assets and shareholders’ equity) have been adjusted on the basis of the changes in the CPI, between the index of the month of their inception and the index of the month of balance sheet date. Monetary items are stated in the adjusted balance sheet at their historical values. The net asset value of investments in investee companies is based on the adjusted financial statements of those companies.

(2)	Statement of income

a.	Income statement items were adjusted according to the changes in the CPI as follows:

(1)	Expenses deriving from non-monetary items (such as depreciation and amortization) or from provisions included in the balance sheet (such as for employee severance benefits and for vacation pay) were adjusted on the basis of the same indices used to adjust the related balance sheet items.

(2)	The other components of the income statement (such as sales, purchases and other costs), excluding financing income and expenses, were adjusted on the basis of the changes in the CPI from the index of the month in which the relevant transaction was effected until the index of the month of balance sheet date.

(3)	The net financing item reflects financing income and financing expenses in real terms, inflationary erosion of monetary items during the year, and gains and losses from the sale of marketable securities.

b.	Taxes on income:

Payments on account of income tax have been adjusted on the basis of the index of the month of each payment, while amounts due (or refundable) have not been adjusted. Therefore, current taxes also include the expense resulting from the inflationary erosion of the payments on account from the date of payment until the end of the year.

c.	The Company’s equity in the operating results of investee companies is determined on the basis of the adjusted financial statements of such companies.

(3)	Statement of changes in shareholders’ equity

a.	Dividends proposed and paid during the year have been adjusted on the basis of the CPI at the date of payment.

b.	Share capital and capital reserves created from retained earnings represent capitalization of real profits.

Notes to the Consolidated Financial Statements as at December 31, 2002

Adjusted New Israeli Shekels as of December 2002	Super-Sol Ltd.

Note 1 — Reporting Principles and Accounting Policies (cont’d)

D.	Convenience translation into U.S. Dollars

For the convenience of the reader, the adjusted NIS figures of December 31, 2002 and for the year then ended have been presented in U.S. Dollars, using the representative exchange rate at December 31, 2002 (NIS 4.737 = U.S.$1). The dollar amounts presented in these financial statements should not be construed as representing amounts receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

E.	Principles of consolidation

The consolidated financial statements include the financial statements of companies over which the Company has control. The financial statements of jointly controlled companies have been consolidated by the proportionate consolidation method.

A list of companies whose financial statements were included in the consolidated statements, levels of holdings in securities providing for voting rights and levels of holdings in securities providing for participation in income are provided in the Schedule to the financial statements.

Balances and transactions between and among the Company, its subsidiaries and its proportionately consolidated investees have been eliminated upon consolidation.

F.	Cash and cash equivalents

This item includes bank deposits deposited for an initial period not in excess of three months, in accordance with the definition of cash in Opinion 51 of the ICPAI.

G.	Marketable securities

Short-term investments in government and other bonds are stated at market value in accordance with opinions issued by the ICPAI. Changes in market value are reflected in the consolidated statements of income.

H.	Allowance for doubtful accounts

The allowance for doubtful accounts, which was deducted from “trade receivables”, represents management’s fair estimate of the loss anticipated on receivables in respect of which collection is doubtful.

Management determined the adequacy of the allowance by, among other things, estimating the risk, on the basis of information on customers’ financial position, scope of activity and assessment of the collateral received from those customers.

I.	Inventory

The inventory, which consists primarily of merchandise in stores and warehouses, is stated at the lower of cost or market. Cost is determined by the moving average method. Up to September 2001, merchandise in stores was valued according to the “retail inventory method”. The difference between the two calculations is immaterial.

J.	Investments in investee companies

Investments in investee companies are stated according to the equity method on the basis of the audited financial statements of the investee companies at the balance sheet date.

Notes to the Consolidated Financial Statements as at December 31, 2002

Adjusted New Israeli Shekels as of December 2002	Super-Sol Ltd.

Note 1 — Reporting Principles and Accounting Policies (cont’d)

K.	Fixed assets

(1)	Fixed assets are stated on the basis of the estimated useful lives of the assets, at cost less accumulated depreciation, calculated by the straight line method, at the following annual rates:

%
Buildings	2
Leasehold improvements (see item 6 below)	Over the term of the lease including
the option period
Equipment and fixtures	6 - 33
Motor vehicles	10 - 20

(2)	A subsidiary and proportionately consolidated companies have constructed commercial centers. Certain expenses were capitalized during the construction period.

(3)	Up to December 31, 1999, the Company did not capitalize financing costs of projects under construction except as stated in (2) above. Accounting Standard No. 3 of the Israel Accounting Standards Board relating to capitalization of financing costs came into effect from January 2000. Therefore, financing expenses, expressed in real terms, in respect of loans and credit used for financing the construction of fixed assets, and also other costs relating to the construction of fixed assets are capitalized as cost of these assets.

(4)	Improvements are capitalized as part of the assets’ costs, whereas repair and maintenance costs are expensed as incurred.

(5)	Leasehold land from the Israel Land Authority is depreciated over the term of the lease.

(6)	In 2001 the Company re-examined the useful life of the leasehold improvements, due to the fact that leasehold improvements made in recent years are of a higher standard than in the past. As a result of this re-examination, as from October 1, 2001, the Company decided to change the period of depreciation of leasehold improvements from 10 years to the term of the relevant lease, (including options to extend the term of the lease), which is not longer than the economic life of such assets. The effect of this change on the financial statements for the year 2001 was not material.

L.	Deferred costs and other assets

(1)	Acquisition and development costs of computer software —

The Company capitalizes the development and acquisition costs of software; these costs are amortized over the expected usage period (3 to 10 years, average — 5 years).

(2)	Goodwill is amortized at an annual rate of 10%. See also Note 1M.

(3)	Acquisition taxes in respect of long-term leases are amortized over the periods of the leases.

Notes to the Consolidated Financial Statements as at December 31, 2002

Adjusted New Israeli Shekels as of December 2002	Super-Sol Ltd.

Note 1 — Reporting Principles and Accounting Policies (cont’d)

M.	Impairment of Assets

The Company’s financial statements for the year ended December 31, 2002 reflect the early implementation of Israeli Accounting Standard No. 15 – Impairment of Assets (hereinafter – “the Standard”). The Standard, which was released by the Israel Accounting Standards Board in February 2003, prescribes procedures that an entity is required to adopt in order to ensure that assets included in the consolidated financial statements will not be shown in an amount exceeding their recoverable amount. The recoverable amount is the greater of the net selling price and the present value of estimated future cash flows expected to arise from the use and disposition of the asset (hereinafter – ” value in use”). The Standard also prescribes the presentation and disclosure rules applicable to impaired assets. The Company calculated the estimated recoverable amount for each store and for every other rental property (hereinafter – “cash-generating unit”). In examining the impairment in value of a cash-generating unit, goodwill and corporate assets related to the cash-generating unit (such as head office assets and warehouses) were taken into account.. Furthermore, overhead costs that can be directly related or reasonably allocated to a cash-generating unit were taken into account in calculating the value in use of a cash-generating unit.

As a result of initial implementation of the Standard the Company recorded an impairment loss in the amount of NIS 184 million before tax (NIS 128 million after tax), due to the difference between the carrying amount of the assets and their recoverable amount as at the implementation date of the Standard. If the recoverable amount of an asset exceeds its carrying amount, the asset is not to be presented according to its recoverable amount, meaning that a gain is not recognized from an increase in the value of assets. Furthermore, the Company recorded its equity in the loss of an affiliated company in the amount of NIS 10 million, in respect of the impairment of assets recorded by the affiliated company. The affiliated company did not record deferred taxes in respect of the impairment loss.

This loss is included in the financial statements under “Other Expenses”. See also Note 5 “Fixed Assets” and Note 6 “Other Assets” regarding the breakdown of the impairment loss.

In determining the value in use of a cash-generating unit, the Company used cash flow forecasts reflecting the present condition of the assets and the best estimate of the economic conditions prevailing during the remainder of the useful life of the asset. These cash flows were discounted at pre-tax discount rates of 12% and 10% for stores and rental properties, respectively.

The Company made use of real estate valuations in determining the net selling price of the buildings, including land and leasehold rights .

N.	Deferred taxes

The Group companies record deferred taxes in respect of temporary differences. Temporary differences are differences in the value of assets and liabilities for tax and financial reporting purposes. Such deferred taxes are recorded in respect of differences applying to assets and liabilities, the utilization or depreciation of which is deductible for tax purposes.

Deferred tax balances (asset or liability) are calculated according to the liability approach, i.e., the tax rates expected to apply when the deferred tax liability is utilized, or when the deferred tax asset is realized, as such are known proximate to the date of approval of the financial statements.

The main factors, in respect of which deferred taxes were not recorded, are as follows:

(1)	Amounts of adjustments to changes in the purchasing power of the shekel, relating mainly to buildings and private motor vehicles, under the principles set by the ICPAI.

(2)	Investments in investee companies, that the Company intends to hold and not sell.

(3)	Future tax benefits in respect of temporary differences where the probability of realization is doubtful.

Notes to the Consolidated Financial Statements as at December 31, 2002

Adjusted New Israeli Shekels as of December 2002	Super-Sol Ltd.

Note 1 — Reporting Principles and Accounting Policies (cont’d)

O.	Trade payables

Under agreements with suppliers, the Company may offset discounts claimed against amounts due to the suppliers for purchases. Accordingly, the discounts are recorded as a reduction of amounts due to suppliers. See also Note 1Q.

P.	Sales

Revenue is recognized upon delivery of the merchandise. The Company records the discounts it grants to customers who purchase merchandise with purchase vouchers as a reduction of sales, at such a time as the purchase vouchers are realized.

Q.	Cost of sales

1)	Cost of sales includes the cost of inventory loss, storage and distribution of merchandise up until the final point of sale.

2)	The Company records the rebates and discounts it receives from its suppliers as a reduction of purchases. Therefore, that part of the discounts that relates to the amount of the purchases included in the closing balance of the inventory, is allocated to inventory, and the remainder of the discounts reduces the cost of sales.

There are two types of discounts:

1)	A fixed discount that is not contingent on the volume of purchases – this discount is calculated as a fixed percentage of purchases from the supplier, or as a fixed annual amount, that is not contingent on the purchase volume.

2)	A volume rebate that is contingent on the volume of purchases (hereinafter – “variable discount”). The Company recognizes this discount in accordance with the directives of the US Financial Accounting Standards Board set forth in EITF 02-16, “Accounting by a Customer (including a Reseller) for Certain Consideration Received from a Vendor.” This accounting standard prescribes that the discount be recognized in a systematic manner, as progress is made towards achieving the minimal amount or number of purchases required in order to be eligible for the discount, provided that it is probable that the discount will be received and that the amount of the discount is reasonably estimable. The accrual in respect of the variable discount increases during the year, as the agreements with the suppliers are finalized, and as the chance of attaining the milestones required in order to be eligible for the discount becomes probable.

In the event that collection of the variable discount is not probable as of the balance sheet date, the discount is recognized only in the following year when the uncertainty relating to the calculation of the purchase volume is resolved upon the final settling of accounts with the supplier.

R.	Advertising costs

Advertising costs are expensed as incurred.

S.	Assets and liabilities in foreign currency or linked to the CPI

Assets (other than marketable securities) and liabilities linked to the CPI are stated on the basis of the latest known CPI published prior to the balance sheet date or according to the index for the month of balance sheet date, in accordance with the terms of the transactions. Assets and liabilities in foreign currency or linked thereto are stated on the basis of the representative rates of exchange as published by Bank of Israel at the balance sheet date.

Notes to the Consolidated Financial Statements as at December 31, 2002

Adjusted New Israeli Shekels as of December 2002	Super-Sol Ltd.

Note 1 — Reporting Principles and Accounting Policies (cont’d)

S.	Assets and liabilities in foreign currency or linked (cont’d)

Details of the CPI, representative rates of exchange and rates of change therein:

	Financial statements as at		Rate of change for the year ended
	December 31		December 31
	2001	2002	2000	2001	2002

CPI - in points	170.91	182.01	-	1.41%	6.49%
Representative rate
of exchange of
U.S. $1 - in NIS	4.416	4.737	(2.70%)	9.28%	7.27%

T.	Financial instruments

Fair value of financial instruments:

The financial statements include disclosures relating to the fair value of financial instruments in accordance with the requirements of International Accounting Standard (IAS) No. 32.

The fair value of financial instruments is determined as follows:
Current financial assets and liabilities, proposed dividend, long-term loans granted and long-term liabilities — there is no material difference between the value recorded in the Company’s books of account and the fair value of the assets or liabilities.

U.	Earnings per share

Earnings per share were computed according to Opinion 55 of the ICPAI. The basic earnings per share include convertible securities issued by the Company if, according to criteria of the Opinion, the conversion or exercise thereof is likely.

In calculating the diluted earnings per share, all convertible securities not included in the calculation of the basic earnings per share have been included, provided that the effect of such inclusion is not anti-dilutive.

V.	Use of estimates in the preparation of the financial statements

The preparation of the financial statements in conformity with Israeli GAAP requires management to make assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Notes to the Consolidated Financial Statements as at December 31, 2002

Adjusted New Israeli Shekels as of December 2002	Super-Sol Ltd.

Note 1 — Reporting Principles and Accounting Policies (cont’d)

W.	Effect of new accounting standards in the period prior to their implementation

(1)	In July 2001 the Israel Accounting Standards Board published Accounting Standard No. 12, “Discontinuance of Adjustment of Financial Statements”. According to this standard the adjustment of financial statements to the effect of the changes in the general purchasing power of the Israeli currency will be discontinued as of January 1, 2003.

In December 2002 the Israel Accounting Standards Board published Accounting Standard No. 17 according to which the implementation of the Standard No. 12 is deferred to January 1, 2004. Therefore the adjustment of the financial statements will be discontinued as of January 1, 2004 and until December 31, 2003 the Company will continue to prepare adjusted financial statements according to Opinion No. 36 of the Institute of Certified Public Accountants in Israel. The inflation adjusted amounts included in the financial statements as at December 31, 2003 will be the basis for the nominal financial reporting starting January 1, 2004. The implementation of Standard No. 12 could have a material effect on the reported business results of the Company. The extent of the effect depends on the rate of inflation, composition of assets and on the Company’s sources of financing.

(2)	In August 2002, the Israel Accounting Standards Board published Standard No. 14, “Interim Financial Reporting”. The standard prescribes the minimum content of an interim financial report, including the disclosure required in the notes, and also prescribes the accounting recognition and measurement principles that should be applied in an interim financial report. This accounting standard will become effective for financial statements covering periods beginning on or after January 1, 2003.

The standard does not require that comparative data for interim periods prior to the date of effect be restated, but if the financial statements include comparative data for interim periods prior to the date of effect, which is not in compliance with the provisions of the standard, a description of the principal differences between the provisions of this standard and the principles by which the comparative data was prepared should be included in the notes to the financial statements.

The Company believes that the effect of the new standard on its results of operations, its financial position and its cash flows will not be significant.

X.	Format of the financial statements

These financial statements are presented in the format suitable in management’s opinion to the nature of the Company’s business.

Notes to the Consolidated Financial Statements as at December 31, 2002

Adjusted New Israeli Shekels as of December 2002	Super-Sol Ltd.

Note 2 — Trade Receivables, Net

Composition:

	December 31 2001	December 31 2002
	Adjusted NIS (millions)
On open account	62	71
Checks and notes receivable	69	66

	131	137

Less/ - allowance for doubtful accounts*	(32)	(31)

	99	106

Credit card companies	520	597

	619	703

*See Note 13B.

Note 3 – Investments in Investee Companies

A.	Composition:

	December 31 2001	December 31 2002
	Adjusted NIS (millions)
Affiliated company:
Shares -
Cost	8	8
Company's equity in post-acquisition earnings and funds (losses), net (1)	17	(5)

	25	3
Loans linked to the CPI
Non-interest bearing (2)	2	6

	27	9
Less: Provision for impairment	(2)	(6)

	25	3

(1)	During the year ended December 31, 2002, the Company recorded its equity in the losses of the affiliated company in the amount of NIS 22 million. These losses result primarily from the recording of impairment losses by the affiliated company in respect of property in accordance with Standard 15. The affiliated company did not record deferred taxes in respect of the impairment of property because the probability the deferred tax asset will be realized is uncertain.

(2)	The loans bore interest of 5.2% in 2001. Repayment date of the loans has not yet been determined.

(3)	See Note 19 F(1) regarding guarantees.

Notes to the Consolidated Financial Statements as at December 31, 2002

Adjusted New Israeli Shekels as of December 2002	Super-Sol Ltd.

Note 3 – Investments in Investee Companies (cont’d)

B. Details of jointly held companies which are proportionately consolidated

a)	Percentage of equity and control in these companies is 50% (see Schedule to the consolidated financial statements).

b)	The Company’s share in these companies is as follows:

	December 31 2001	December 31 2002
	Adjusted NIS (millions)
Current assets	2	-
Other assets	214	108

Current liabilities	43	31
Long-term liabilities	124	47

	Year ended December 31
	2000	2001	2002
	Adjusted NIS (millions)
Income from rentals and operation of
shopping malls	33	35	24

Operating profit	15	17	10

C.	Sale of the Company’s holdings in Avnat Ltd. (hereinafter — Avnat)

On March 14, 2002 the Company signed an agreement with Azorim Properties Ltd. and Teatraot Malls Ltd. (the Company’s partners in Avnat) according to which they purchased the Company’s shares in Avnat for consideration of NIS 49 million. The financial statements for the year ended December 31, 2002 include after-tax earnings from Avnat in the amount of NIS 1 million, and a capital gain on the sale in the amount of NIS 26 million before tax, and of NIS 14 million after tax.

Note 4 — Long-Term Loans and Fund

A.	Composition:

Linkage terms	Repayment terms	Interest rate	December 31	December 31
		%	2001	2002
			Adjusted NIS (millions)
Loans:
CPI linked	Monthly	5.8	20	18
Less/ - current maturities			(1)	(1)

			19	17

Excess of amounts funded over liability
in respect of unutilized sick leave			4	4

			23	21

Notes to the Consolidated Financial Statements as at December 31, 2002

Adjusted New Israeli Shekels as of December 2002	Super-Sol Ltd.

Note 4 — Long-Term Loans and Fund (cont’d)

B.	The amounts are receivable in years after the balance sheet date as follows:

December 31 2002
Adjusted NIS (millions)
Second year	1
Third year	1
Fourth year	1
Fifth year	1
After fifth year	13
17

Note 5 — Fixed Assets, Net

A.	Composition

	Buildings including land and leasehold rights	Leasehold improvements	Equipment and fixtures	Motor vehicles	Total
	Adjusted NIS (millions)
Cost
Beginning of year	1,737	511	1,555	54	3,857
Additions	81	59	149	12	301
Disposals	(9)	(2)	(2)	(7)	(20)
Discontinuance of
consolidation	(106)	-	-	-	(106)

End of year	1,703	568	1,702	59	4,032

Accumulated
depreciation
Beginning of year	197	255	799	22	1,273
Depreciation
and amortization	28	28	127	7	190
Disposals	(1)	(1)	(1)	(6)	(9)
Discontinuance of
consolidation	(5)	-	-	-	(5)

End of year	219	282	925	23	1,449

	1,484	286	777	36	2,583
Less: Provision for
impairment loss*	(95)	(29)	(45)	-	(169)

Net book value as at
December 31, 2002	1,389	257	732	36	2,414

Net book value as at
December 31, 2001	1,540	256	756	32	2,584

* See F below.

Notes to the Consolidated Financial Statements as at December 31, 2002

Adjusted New Israeli Shekels as of December 2002	Super-Sol Ltd.

Note 5 — Fixed Assets, Net (cont’d)

B.	Composition of the cost of buildings, including land and leasehold rights

	End of lease period	December 31 2001	December 31 2002
	Years	Adjusted NIS (millions)
Company:
Freehold (1)		357	415
Capitalized leases	2013-2097	653	665
Non-capitalized leases	2022-2028	18	18
Development contracts	2049-2098	57	58

		1,085	1,156

Subsidiaries (including proportionately
consolidated companies):
Freehold (1)		310	201
Capitalized leases	2025-2091	269	269
Non-capitalized leases	2010-2070	24	23
Development contracts	2046-2094	49	54

		652	547

Total in consolidated balance sheet		1,737	1,703

(1) Registered with the Land Registrar:

Company:
Registered		290	326
Not registered*		67	89

		357	415

Subsidiaries:
Registered		220	115
Not registered*		90	86

		310	201

*	Land rights have not yet been registered in the Company’s name or in the name of subsidiaries at the Land Registrar, principally due to registry requirements or procedural difficulties.

C.	Certain leasehold rights and development contracts are not registered in the Company’s name at the Land Registrar.

D.	The cost of buildings as stated in the consolidated balance sheets includes certain expenses including financing costs of NIS 15 million (December 31, 2001 — NIS 13 million), which were capitalized during the construction period.

E.	Liens — see Note 20.

F.	The balance of the fixed assets as of December 31, 2002 was reduced by NIS 169 million in accordance with the valuation of a real estate appraiser and management’s estimation of the value in use of the Company’s assets, on the basis of the guidelines of Standard 15. This write-down reflects management’s estimation of the impairment in value of the Company’s assets as at that date, following the deterioration in the economic conditions prevailing in the Company’s business environment. The primary assets impacted by the impairment are properties that serve as the Company’s stores and commercial centers.

Notes to the Consolidated Financial Statements as at December 31, 2002

Adjusted New Israeli Shekels as of December 2002	Super-Sol Ltd.

Note 6 — Deferred Costs and Other Assets, Net

Composition:

	December 31 2001	December 31 2002
	Adjusted NIS (millions)
Acquisition tax in respect of long-term leases (1)	14	11
Goodwill (2)	23	11
Prepaid rent and other prepaid expenses (3)	7	2
Computer software (4)	65	71
Notes issue expenses	-	2

	109	97

(1)	Acquisition tax in respect of long-term lease contracts:
In May 1998, the Company and subsidiaries signed an agreement with the tax authorities concerning acquisition taxes in respect of long-term lease transactions effected in the ordinary course of business from January 1993.

	December 31 2001	December 31 2002
	Adjusted NIS (millions)
Original sum	34	34
Accumulated amortization	(20)	(22)

	14	12
Less: Provision for impairment loss*	-	(1)

	14	11

(2)	Goodwill:

The goodwill resulted primarily from the acquisition of the Shekem stores in February 1997. The goodwill in respect of the Shekem stores was allocated to the 25 stores purchased , according to their sales turnover in the year preceding the acquisition.

	December 31 2001	December 31 2002
	Adjusted NIS (millions)
Original sum	94	94
Accumulated amortization	(71)	(76)

	23	18
Less: Provision for impairment loss*	-	(7)

	23	11

* See Note 15.

Notes to the Consolidated Financial Statements as at December 31, 2002

Adjusted New Israeli Shekels as of December 2002	Super-Sol Ltd.

Note 6 — Deferred Costs and Other Assets, Net (cont’d)

Composition: (cont’d)

(3)	Prepaid rent and other prepaid expenses:

	December 31 2001	December 31 2002
	Adjusted NIS (millions)
Original sum	7	7
Accumulated amortization	-	-

	7	7
Discontinuance of consolidation	-	(1)
Less: Provision for impairment loss*	-	(4)

	7	2

(4)	Computer software:

	December 31 2001	December 31 2002
	Adjusted NIS (millions)
Original sum	86	109
Accumulated amortization	(21)	(35)

	65	74
Less: Provision for impairment loss*	-	(3)

	65	71

* See Note 15.

Note 7 — Bank Credit

Composition:

	Interest rate at December 31 2002	December 31 2001	December 31 2002
	%	Adjusted NIS (millions)
Overdraft and short-term loans:
In Israeli currency - unlinked	10.2-13.4	4	24
Current maturities of long-term loans		79	95

		83	119

Notes to the Consolidated Financial Statements as at December 31, 2002

Adjusted New Israeli Shekels as of December 2002	Super-Sol Ltd.

Note 8 — Other Payables

Composition:

	December 31 2001	December 31 2002
	Adjusted NIS (millions)
Government institutions for taxes and
employee deductions	12	17
Employees and salary related liabilities	133	111
Advances from customers	69	89
Other	63	76

	277	293

Note 9 – Long-Term Liabilities to Banks and Others

A.	Composition:

Linkage terms	Repayment terms	Interest rate at December 31 2002	December 31 2001	December 31 2002
		%	Adjusted NIS (millions)
Banks*:
Unlinked		8	80	50

			35	-
Linked to the CPI	Annually	6.1	150	132
	Semi-annually	3.2	125	108
	Quarterly	5.7-7.6	66	25
	Monthly	3.0-5.9	54	47
Linked to U.K. pounds			3	-

			513	362

Others:
From external shareholders
in a subsidiary **			8	8

			521	370
Less: Current maturities			(79)	(95)

			442	275

*	Until repayment of the bank loans, the subsidiary is prohibited from placing a lien or mortgage of any sort or for any purpose on any of its assets in favor of any third party, unless prior written consent is given by the bank.

**	The loans are linked to the CPI, bear no interest and the terms of repayment have not yet been determined.

B.	Liens— see Note 20.

Notes to the Consolidated Financial Statements as at December 31, 2002

Adjusted New Israeli Shekels as of December 2002	Super-Sol Ltd.

Note 9 – Long-Term Liabilities to Banks and Others

C.	The liabilities are repayable in the years after balance sheet date as follows:

December 31 2002
Adjusted NIS (millions)
Second year	52
Third year	39
Fourth year	40
Fifth year	42
After fifth year	94
Not yet determined	8

275

Note 10 – Liabilities In Respect of Notes

Interest rate	December 31 2002
%	Adjusted NIS (millions)

(1)	Terms and composition of notes:

Linked to the CPI	4.0-4.8	427

Less current maturities		18

		409

(2)	On January 21, 2002, the Company conducted tenders for institutional and other investors for the issuance of two series of CPI-linked notes in an aggregate value of NIS 427 million, as follows:

(a)	NIS 88 million bearing interest of 4.0% per annum, due during the years 2003-2007.
(b)	NIS 339 million bearing interest of 4.8% per annum, due during the years 2007-2012.

The Company was not required to provide any securities in respect of the funds raised. The notes were not registered for trading on the Tel Aviv Stock Exchange.

Notes to the Consolidated Financial Statements as at December 31, 2002

Adjusted New Israeli Shekels as of December 2002	Super-Sol Ltd.

Note 11 – Liabilities for Employee Severance Benefits

Composition:

	December 31 2001	December 31 2002
	Adjusted NIS (millions)
Accrued severance pay	27	23
Accrued retirement grants	6	5

	33	28
Less: Amounts funded with a central severance pay fund, including
earnings thereon	(28)	(21)

	5	7

The Company regularly deposits amounts with a pension fund and in executive insurance policies for the purpose of acquiring pension rights for the employees of the Company when they reach the age of retirement. The Company’s regular deposits with the pension fund and in the insurance policies are not included in the balance sheet as they are not under the control of the Company.

In accordance with Opinion No. 20 of the ICPAI, the Company records a liability in the financial statements in the amount of the difference between the liability of the Company for severance pay calculated on the basis of past experience, the present situation and anticipated future dismissals, and the above-mentioned deposits.

Furthermore, in accordance with collective employment contracts, the Company is required to pay a retirement grant to retiring employees in the amount of one month’s salary for each eight years of work, but of no more than four salaries, and an additional retirement bonus for unutilized sick leave.

These commitments are calculated on the basis of an actuarial valuation based upon current data regarding retirement rates.

The excess of amounts funded over the liability in respect of unutilized sick leave is presented under long-term loans and fund (See Note 4).

Notes to the Consolidated Financial Statements as at December 31, 2002

Adjusted New Israeli Shekels as of December 2002	Super-Sol Ltd.

Note 12 – Shareholders’ Equity

A.	Share capital

1.	The paid-up share capital, including a premium that was received, has been adjusted for the effect of inflation from the date of receipt of each payment until December 31, 2002.

2.	Composition:

December 31 2002
Number of shares
Authorized

Ordinary shares of NIS 0.1 par value	400,000,000

Issued and paid up

Balance as at January 1, 2000	210,233,342
Exercise of stock options	380,000

Balance as at December 31, 2000	210,613,342
Exercise of stock options	1,100,375

Balance as at December 31, 2001	211,713,717
Exercise of stock options	289,518

Balance as at December 31, 2002	212,003,235

Including treasury shares held by a subsidiary, see
Note 12C, below	8,864,801

3.	The shares are traded on the Tel Aviv Stock Exchange.

In accordance with the decision of the Board of Directors dated November 20, 2002 to delist the American Depositary Shares (ADSs) from trading on the New York Stock Exchange (NYSE), and following completion of the measures to do so, the trading in the Company’s ADSs on the NYSE was discontinued on December 26, 2002.

B.	Stock options to employees of the Company and its subsidiaries

Under the stock option plans, options exercisable for Ordinary Shares of NIS 0.1 par value were granted at no cost to employees by means of private placement, not to the public, as follows:

Date of grant	Number of stock options for Ordinary Stock that were granted	Number of grantees	Number of stock options for Ordinary Stock that were granted to CEO

September 21, 1997 ("the 1997 Plan")	2,654,000	35	* 330,000
October 27, 1998 ("the 1998 Plan")	465,300	1	465,300
January 24, 2000 ("the 1999 Plan")	1,665,500	15	-
February 1, 2001 ("the 2000 Plan")	7,583,500	200	**1,297,000
September 10, 2001 ("the 2001 Plan")	621,120	2	-
May 14, 2002 ("the 2002 Plan")	1,088,184	12	-

*	A former CEO of the Company who retired in 1998.
**	Subsequent to balance sheet date, the CEO of the Company retired from his position with the Company. Therefore upon the termination of his employment 972,750 stock options were cancelled. See Note 22B.

Notes to the Consolidated Financial Statements as at December 31, 2002

Adjusted New Israeli Shekels as of December 2002	Super-Sol Ltd.

Note 12 – Shareholders’ Equity (cont’d)

B.	Stock options to employees of the Company and its subsidiaries (cont’d)

Regarding the 1998, 1999, 2000, 2001 and 2002 Plans, the options offered under each Plan are exercisable for a number of shares which reflects only the benefit accruing from them to the offeree on the date of exercise, that is, the difference between the exercise price of each option and the closing price of the Company’s shares on the Stock Exchange on the trading day preceding the exercise date. Accordingly, the consideration to be paid by the offeree to the Company upon the exercise of the options is only for the amount of the par value of the shares actually issued at the time of the exercise. The exercise price is not an amount actually paid to the Company but merely serves to determine the number of shares to be issued.

For each of the 1997, 1998 and 1999 plans, the options in respect of one-third of the amount of shares vest two years from the date of grant, one-third of such amount vest three years from the date of grant, and one-third of such amount vest four years from the date of grant. The options may be exercised at any time during three years from the end of the vesting period for each third, respectively.

With respect to the 2000 and 2001 Plans, one-fourth of the amount of shares vest two years from the date of grant, one-fourth of such amount vest three years from the date of grant, one-fourth of such amount vest four years from the date of grant and one-fourth of such amount vest five years from the date of grant. The options may be exercised at any time during two years from the end of the vesting period for each fourth, respectively.

With respect to the 2002 Plan, the options in respect of one-third of the amount of shares vest two years from the date of grant, one-third of such amount vest three years from the date of grant, and one-third of such amount vest four years from the date of grant. The options may be exercised at any time during two years from the end of the vesting period for each third, respectively.

The shares issued from exercise of the above-mentioned options will be registered for trading on the Stock Exchange. The options were granted under Section 102 of the Income Tax Ordinance.

The exercise price for the options under each of the Plans is set forth below:

1997 Plan – the base exercise price for each option is NIS 10.67 (equivalent to US$ 3). The base exercise price was determined by the average price of the Company’s shares on the Stock Exchange during the thirty trading days ended on the date of approval of the Plan by the Board of Directors less 9.5%. The exercise price is linked to the representative rate of exchange of the U.S. dollar (hereinafter – “the Dollar”) from July 16, 1997.

An employee who exercises the options shall be entitled to receive a loan from the Company for the purpose of exercising the options, on the terms provided by Section 3(I) of the Income Tax Ordinance, repayable in three equal annual installments or at the date of severance of the employer–employee relationship or sale of the shares, whichever occurs first.

1998 Plan – the base exercise price for each option is NIS 9.94. The base exercise price was determined by the average price of the Company’s shares on the Stock Exchange during the trading days in the thirty day period ended on the date of approval of the Plan by the Board of Directors less 10%. The exercise price of each option is as stated in subparagraph A, below, with respect to the first increment, and the lower of the prices set forth in subparagraphs A and B, with respect to the second and third increments:

a.	The base exercise price, linked to the changes in the representative rate of exchange of the Dollar published by Bank of Israel, from the representative rate of exchange on the date of approval of the Plan by the Board of Directors, that is $1 = NIS 3.857, up to the latest known representative rate of exchange on the date of exercise.

b.	The average closing price of the Company’s shares, during the seven trading days preceding the last day of the second or third vesting period, as applicable, linked to the changes in the representative rate of exchange of the Dollar from the last day of the applicable vesting period up to the exercise date.

Notes to the Consolidated Financial Statements as at December 31, 2002

Adjusted New Israeli Shekels as of December 2002	Super-Sol Ltd.

Note 12 – Shareholders’ Equity (cont’d)

B.	Stock options to employees of the Company and its subsidiaries (cont’d)

1999 Plan – the base exercise price for each option is NIS 10.7. The base exercise price was determined by the average price of the Company’s shares on the Stock Exchange during the trading days in the thirty day period preceding October 24, 1999, less 10%, subject to adjustments for a dividend distribution and/or a rights issuance. The exercise price of each option is as stated in subparagraph A, below, with respect to the first increment, and the lower of the prices set forth in subparagraphs A and B, with respect to the second and third increments:

a.	The base exercise price, linked to the changes in the CPI known on the date of approval of the Plan by the Board of Directors, that is the index for September 1999, up to the CPI which is known on the date of exercise.

b.	The average closing price of the Company’s shares, during the seven trading days preceding the last day of the second or third vesting period, as applicable, linked to the changes in the CPI which is known on the last day of the applicable vesting period up to the exercise date.

2000 Plan – the base exercise price for each option is NIS 12.52. The base exercise price of the options was determined by the average price of the Company’s shares on the Stock Exchange during the trading days in the thirty day period preceding November 2, 2000, less 10%, subject to adjustments for a dividend distribution and/or a rights issuance. The exercise price of the first increment is as stated in subparagraph A, below. The exercise price with respect to the second, third and fourth increments, is the lower of the prices set forth in subparagraphs A and B, for each of the increments, as applicable:

a.	The base exercise price, linked to the changes in the CPI known on the date of approval of the Plan by the Board of Directors, that is the index for October 2000, up to the CPI which is known on the date of exercise.

b.	The average closing price of the Company’s shares, during the trading days in the thirty day period preceding November 14, 2001, or November 14, 2002 or November 14, 2003 (hereinafter – the date of exercise price determination), for the second, third and fourth increments, respectively, less 10% and plus linkage differences in respect of the changes in the known CPI from the date of exercise price determination up to the exercise date.

2001 Plan – the base exercise price for each option is NIS 13.79. The base exercise price of the options was determined by the average price of the Company’s shares on the Stock Exchange during the trading days in the thirty day period preceding June 28, 2001, less 10%, subject to adjustments for a dividend distribution and/or a rights issuance. The exercise price of the first increment is as stated in subparagraph A, below. The exercise price with respect to the second, third and fourth increments, is the lower of the prices set forth in subparagraphs A and B, for each of the increments, as applicable:

a.	The base exercise price, linked to the changes in the CPI known on the date of approval of the Plan by the Board of Directors, that is the index for May 2001, up to the CPI which is known on the date of exercise.

b.	The average closing price of the Company’s shares, during the trading days in the thirty day period preceding July 15, 2002, or July 15, 2003 or July 15, 2004 (hereinafter – the date of exercise price determination), for the second, third and fourth increments, respectively, less 10% and plus linkage differences in respect of the changes in the known CPI from the date of exercise price determination up to the exercise date.

2002 Plan – the base exercise price for each option is NIS 15.7. The base exercise price of the options was determined by the average price of the Company’s shares on the Stock Exchange during the trading days in the thirty day period preceding May 14, 2002, less 10%, subject to adjustments for a dividend distribution and/or a rights issuance. The exercise price of the first increment is as stated in subparagraph A, below. The exercise price with respect to the second and third increments, is the lower of the prices set forth in subparagraphs A and B, for each of the increments, as applicable:

Notes to the Consolidated Financial Statements as at December 31, 2002

Adjusted New Israeli Shekels as of December 2002	Super-Sol Ltd.

Note 12 – Shareholders’ Equity (cont’d)

B.	Stock options to employees of the Company and its subsidiaries (cont’d)

a.	The base exercise price, linked to the changes in the CPI known on the date of approval of the Plan by the Board of Directors, that is the index for March 2002, up to the CPI which is known on the date of exercise.

b.	The average closing price of the Company’s shares, during the trading days in the thirty day period preceding May 14, 2003, or May 14, 2004 (hereinafter – the date of exercise price determination), for the second and third increments, respectively, less 10% and plus linkage differences in respect of the changes in the known CPI from the date of exercise price determination up to the exercise date.

The economic value of each stock option exercisable for one share of NIS 0.1 par value, taking into account the maximum exercise period of each stock option, was at the time of the Board of Directors’ decision with respect to each relevant plan as follows (in terms of shekels of December 2002):

	2002 Plan	2001 Plan	2000 Plan	1999 Plan	1998 Plan	1997 Plan
	NIS	NIS	NIS	NIS	NIS	NIS
The maximum
exercise
period - 4 years	4.26	4.65	5.21

The maximum
exercise
period - 5 years	4.75	5.25	5.86	5.38	4.94	7.07

The maximum
exercise
period - 6 years	5.22	5.80	6.46	5.89	5.42	7.65

The maximum
exercise
period - 7 years		6.33	7.02	6.35	5.85	8.18

Average	4.74	5.51	6.14	5.87	5.40	7.63

The economic value was calculated in accordance with the “Black and Scholes”formula, taking into account the closing prices of the Company’s shares on the Stock Exchange on the dates on which the plans were approved by the Company’s Board of Directors. The economic value, as stated, was calculated on the assumption that the options will be exercised on the last day of each exercise period, as well as on the basis of the following assumptions:

	2002 Plan	2001 Plan	2000 Plan	1999 Plan	1998 Plan	1997 Plan
	NIS	NIS	NIS	NIS	NIS	NIS
Closing price of
share
(Nominal NIS)	16.92	15.60	14.15	11.85	11.07	12.29

Standard deviation
of the share
calculated based
on weekly yields
during a
six-month period	1.82%	1.30%	2.62%	4.17%	3.72%	5.21%

Annual discount
rate	3.5%	5.0%	6.5%	6.0%	5.5%	6.0%

Notes to the Consolidated Financial Statements as at December 31, 2002

Adjusted New Israeli Shekels as of December 2002	Super-Sol Ltd.

Note 12 – Shareholders’ Equity (cont’d)

B.	Stock options to employees of the Company and its subsidiaries (cont’d)

Regarding the 1998, 1999, 2000, 2001 and 2002 Plans, the calculated economic value does not take into account the possibility that the exercise price of the options will be less than the base exercise price. This fact increases the economic value of these options.

Set forth below is the movement in the options exercisable for shares of NIS 0.1 par value each:

	2002 Plan	2001 Plan	2000 Plan	1999 Plan	1998 Plan	1997 Plan	1995 Plan	Total
	NIS	NIS	NIS	NIS	NIS	NIS	NIS	NIS
Balance of
options as at
January 1
2001		-	-	1,471,167	465,300	1,652,667	535,000	4,124,134
Options granted		621,120	7,583,500	-	-	-	-	8,204,620
Options exercised	-	-	-	-	(310,200)	(710,500)	(294,000)	(1,314,700)
Options cancelled	-	-	(1,303,000)	(269,166)	-	(256,667)	(142,000)	(1,970,833)

Balance of
options as at
December 31
2001	-	621,120	6,280,500	1,202,001	155,100	685,500	99,000	9,043,221

Options granted	1,088,184	-	-	-	-	-	-	1,088,184
Options exercised	-	-	-	(351,330)	-	(20,000)	(85,000)	(456,330)
Options cancelled	(43,125)	-	(828,000)	(60,000)	-	(304,500)	(14,000)	(1,249,625)

Balance of
options as at
December 31
2002	1,045,059	621,120	5,452,500	790,671	155,100	361,000	-	8,425,450

Exercise price as at December 31, 2002 for NIS 0.01 par value

	2002 Plan*	2001 Plan*	2000 Plan*	1999 Plan*	1998 Plan	1997 Plan
	NIS	NIS	NIS	NIS	NIS	NIS
First increment	16.11	15.30	12.79	9.12
Second increment	16.11	13.38	12.79	9.12		14.21
Third increment	16.11	15.30	9.02	9.12	10.75	14.21
Fourth increment		15.30	12.79
*	After adjustment for dividend distributions.

C.	Acquisition of Company shares by a subsidiary

During 1999, a wholly owned and fully controlled subsidiary of the Company acquired 8,864,801 ordinary shares of a par value of NIS 0.1 each of the Company, which represent 4.22% of the Company’s issued share capital, for consideration of approximately NIS 97 million. Due to payment of a dividend out of pre-acquisition profits, the balance of the treasury shares at the balance sheet date amounts to NIS 87 million.

The amount of the aforesaid acquisitions are presented in the financial statements based on the “Treasury Stock” method, in accordance with Opinion 57 of the ICPAI.

Notes to the Consolidated Financial Statements as at December 31, 2002

Adjusted New Israeli Shekels as of December 2002	Super-Sol Ltd.

Note 13 — Operating, Selling, Administrative and General Expenses

A.	Composition

	Year ended December 31
	2000	2001	2002
	Adjusted NIS (millions)
Salaries and related employee benefits	660	709	691
Rent and municipal taxes	223	259	271
Depreciation and amortization	151	178	190
Advertising	77	85	90
Other expenses, net	334	342	402

	*1,445	*1,573	*1,644

*After deducting suppliers reimbursements	56	73	73

B.	Allowance for doubtful accounts in respect of trade receivables

	Year ended December 31
	2000	2001	2002
	Adjusted NIS (millions)
Balance at the beginning of the year	25	29	32
Charged to other expenses, net	4	3	3
Adjustments	-	-	(4)

Balance at end of year	29	32	31

Note 14 – Financing Income (Expenses), Net

	Year ended December 31
	2000	2001	2002
	Adjusted NIS (millions)
Profit from marketable securities	2	-	3
Interest expenses in respect of notes	-	-	(24)
Interest income in respect of long-term loans	3	2	1
Interest expenses in respect of long-term loans from banks
and others	(30)	(29)	(16)
Interest expenses to banks for short-term
monetary items, net	(5)	(6)	(4)
Erosion of capital notes to subsidiaries	-	-	-
Interest expenses in respect of short-term liabilities to
subsidiaries	-	-	-
Interest income from erosion of net short-term
debtors and creditors	5	9	33

	(25)	(24)	(7)

Notes to the Consolidated Financial Statements as at December 31, 2002

Adjusted New Israeli Shekels as of December 2002	Super-Sol Ltd.

Note 15 — Other Income (Expenses), Net

	Year ended December 31
	2000	2001	2002
	Adjusted NIS (millions)
Impairment loss (1)	-	-	(181)
Gain (loss) on disposal of fixed assets, net	17	(2)	-
Write-off of buildings, improvements and equipment
in respect of closed stores	(8)	-	(1)
Gain on sale of investment in proportionately
consolidated company (2)	-	-	26
Write-off of goodwill	(1)	-	-
Other income (expenses), net	(1)	(1)	(10)

	7	(3)	(166)

(1)	See Notes 5 and 6.
(2)	See Note 3C.

Note 16 — Income Tax

A.	Taxes under inflationary conditions

According to the Income Tax Law (Inflationary Adjustments) — 1985, results of operations for tax purposes are measured on a constant, or real, basis, according to increases in the CPI. The Company is assessed for taxes based on this law.

B.	Benefits under the Law for the Encouragement of Industry

One of the Company’s subsidiaries is an “industrial company” as defined in the Law for the Encouragement of Industry (Taxes) — 1969, and, as such, is entitled to accelerated depreciation rates for tax purposes.

Notes to the Consolidated Financial Statements as at December 31, 2002

Adjusted New Israeli Shekels as of December 2002	Super-Sol Ltd.

Note 16 — Income Tax (cont’d)

C.	Deferred taxes

Deferred taxes have been calculated using tax rates expected to be in effect at the time the deferred taxes are paid or utilized.

Composition:

	Vacation and recreation pay	Liabilities for employee severance benefits	Fixed assets	Losses for tax purposes	Other current items	Total
	Adjusted NIS (millions)
Balance as at
January 1, 2001	13	2	(56)	5	3	(33)
Changes during
2001 -
Transferred to
income statement	1	(2)	(15)	5	4	(7)

Balance as at
December 31,
2001	14	-	(71)	10	7	(40)
Changes during
2002 -
Current transfer to
income statement	(1)	1	(13)	(9)	3	(19)
Transfer to
income statement
following initial
implementation
of Standard 15	-	-	55	-	1	56
Discontinuance
of consolidation	-	-	2	-	-	2

Balance as at
December 31,
2002	13	1	(27)	1	11	(1)

The deferred taxes are presented in the consolidated balance sheets as follows:

	December 31 2001	December 31 2002
	Adjusted NIS (millions)
Current assets	31	22
Long-term liabilities	(71)	(23)

	(40)	(1)

D.	Composition of income tax included in the consolidated statements of income

	Year ended December 31
	2000	2001	2002
	Adjusted NIS (millions)
Current taxes	99	102	65
Prior years' taxes	(4)	(1)	(1)
Deferred taxes	9	7	(39)

	104	108	25

Notes to the Consolidated Financial Statements as at December 31, 2002

Adjusted New Israeli Shekels as of December 2002	Super-Sol Ltd.

Note 16 — Income Tax (cont’d)

E.	Reconciliation of the theoretical tax on the consolidated adjusted income before taxes to the tax expense included in the consolidated statements of income

	Year ended December 31
	2000	2001	2002
	Adjusted NIS (millions)
Tax calculated at the rate of 36%	102	113	12
Increase (decrease) in respect of:
Unallowable expenses (including
depreciation and amortization)	4	5	3
Unallowable expenses due to the initial implementation
of Standard 15	-	-	9
Tax exempt income	-	-	(2)
Utilization of previous years' tax losses for which no
deferred taxes were provided	(1)	-	-
Deferred taxes in respect of prior years' income (losses)	5	(9)	2
Inflationary erosion of advance tax payments	-	-	1
Effect of inflationary tax laws	1	-	-
Reduced tax rate on sale of building	(3)	-	-
Tax rate differences in sale of investee	-	-	3
Taxes in respect of prior years	(4)	(1)	(3)

Taxes on income in the consolidated
statements of income	104	108	25

F.	Tax losses

A subsidiary has accumulated business losses for tax purposes of approximately NIS 3 million available for use in future years.

G.	Final tax assessments of active companies

The Company and six subsidiaries have received final tax assessments (including self assessments regarded as final) up to and including the 1998 tax year.

A subsidiary has received final assessments up to and including the 1998 tax year.
A proportionately consolidated company has self assessments regarded as final up to and including the 1998 tax year.
Another proportionately consolidated company has received final assessments for years up to and including the 2000 tax year.

Notes to the Consolidated Financial Statements as at December 31, 2002

Adjusted New Israeli Shekels as of December 2002	Super-Sol Ltd.

Note 17 – Company’s Equity in Results of Investee Companies, Net

	Year ended December 31
	2000	2001	2002
	Adjusted NIS (millions)
Affiliated company (1)	-	(1)	(22)

	-	(1)	(22)

(1)	The loss of the affiliated company arises mainly from impairment losses in respect of property in accordance with Standard 15. See also Note 3 A(1).

Note 18 — Rental Agreements

The minimum rentals (not including additional rentals computed as a percentage of sales and renewal options) linked to the CPI or to the U.S. dollar, and payable in future years by the Company or its investee companies, of which the Company is a guarantor, are in respect of long-term leases of stores and office premises, and are based on the terms in effect on the balance sheet date, as follows:

December 31 2002
Adjusted NIS (millions)
Within years subsequent to balance sheet date:
First year	184
Second year	178
Third year	168
Fourth year	149
Fifth year	129
Sixth to tenth year	443
Eleventh to fifteenth year	221
Sixteenth to twenty-third year	133

1,605

Including rentals to:
Proportionately consolidated company	13
Affiliate	13
Interested parties	5

Notes to the Consolidated Financial Statements as at December 31, 2002

Adjusted New Israeli Shekels as of December 2002	Super-Sol Ltd.

Note 19 — Contingent Liabilities and Commitments

A.	Commitments to construct and purchase new store premises and to purchase equipment

December 31 2002
Adjusted NIS (millions)
Linked to the Residential Building Costs Index	7
Linked to the CPI	58
In foreign currency or linked thereto	8
Unlinked	20

Total	93

B.	Rental agreements

Contingent liabilities in the amount of NIS 175 million exist for the payment of rentals linked to the CPI or to the U.S. dollar in respect of long-term leases on stores (not including renewal options), subject to the completion of the construction by the lessors and taking possession of stores unencumbered by any operational limitations.

C.	Legal proceedings

(1)	Legal claims have been asserted against the Company, certain officers and directors and some of its subsidiaries, the majority of which relate to the ordinary course of business of the companies, including claims related to the cessation of employee/employer relationships. Similarly, claims for damages have been asserted against the Company in its role as an employer or an owner of real estate. Claims for damages are covered by adequate insurance policies. Based on the opinion of the Company’s legal advisors provisions have been made which, in the Company’s estimate, will cover these liabilities if they occur.

(2)	On November 18, 2001, a request was filed with the Tel Aviv District Court for recognition as a class action suit of a claim concerning adherence to the Beverage Bottle Deposit Law (see F(5) below). The claim named the Beverage Bottle Collection Corporation Ltd. and the supermarket chains, including the Company. The claim was for monetary compensation of NIS 240 million. On January 13, 2003 the Court dismissed the request. The plaintiffs filed an appeal on the decision of the District Court with the Supreme Court. In the opinion of the Company’s management, based on the opinion of its legal counsel and on the aforementioned Court ruling, the appeal presents a low degree of risk, and therefore no provision with respect thereto was recorded in the financial statements. A date has not yet been scheduled for a hearing on the appeal.

D.	Investigation of the Restrictive Trade Practices Authority

On April 17, 2000, representatives of the Israel Antitrust Authority, the Restrictive Trade Practices Authority (“the Authority”), conducted a search at the offices of the Company, in connection with suspected restrictive trade practices among supermarket chains and suppliers. The Authority seized documents of the Company, including correspondence with suppliers, relating to the years 1996 — 2000. To the best of the Company’s knowledge, two former executive officers of the Company, two executive officers and certain employees were questioned by the Authority.

On January 5, 2003 the Commissioner of Restrictive Trade Practices (hereinafter – the Commissioner) notified the Company in writing that he considers the automatic reduction in the purchase prices from suppliers, which is done due to local competition and without a prior agreement with the suppliers, to be a restrictive arrangement. The Company disagrees with the position of the Commissioner but has adjusted its operations according to his letter.

Notes to the Consolidated Financial Statements as at December 31, 2002

Adjusted New Israeli Shekels as of December 2002	Super-Sol Ltd.

Note 19 — Contingent Liabilities and Commitments (cont’d)

D.	Investigation of the Restrictive Trade Practices Authority (cont’d)

Other than the above, the Company has received no additional information from the Authority, and therefore, in management’s opinion, based on the opinion of the Company’s legal counsel, it is not possible at this stage to evaluate the outcome of the investigation and its ramifications for the Company’s business.

E.	Indemnification and insurance of officers

In accordance with the Company’s Articles of Association, the Company will indemnify officers in respect of their responsibilities, subject to legal and other limitations.

F.	Guarantees

(1)	The Company and a subsidiary have guaranteed the liabilities of an affiliated company in the amount of NIS 27 million.

(2)	The Company provided a bank guarantee in the amount of NIS 4 million to a banking institution, in respect of obligations of a subsidiary to the bank.

(3)	As security for the liabilities of the Company and subsidiaries to various parties, the Company provided bank guarantees in the amount of NIS 2 million.

(4)	As security for the registration in the purchaser’s name of a building that was sold, the Company provided the purchaser with bank guarantees in the amount of NIS 1 million.

(5)	On October 1, 2001 the Beverage Bottle Deposit Law, 1999 came into effect (“the Law”).

The Company and other supermarket chains entered into an agreement with beverage manufacturers and importers for the establishment of a recycling corporation (“the Corporation”). The objective of the Corporation is to establish and operate a mechanism for the fulfillment of the requirements of the Law concerning repayment of deposits, bottle collection and recycling. The Company provided the Corporation with a guarantee amounting to NIS 333 thousand and will provide an additional guarantee of NIS 333 thousand subsequent to the preparation of a business plan by the Corporation’s Board of Directors.

See also Note 19 C(2) above.

Note 20 — Liens

A.	As security for the liabilities of a subsidiary to a bank in the amount of NIS 26 million, the subsidiary placed an unlimited first level charge on its land and a fixed first level charge on its fixed and current assets in favor of the bank and the Company. (The relevant land, fixed and current assets are included in the consolidated financial statements at a value of NIS 42 million). Furthermore, a fixed first level charge was registered on the subsidiary’s insurance rights and its rights to receive rental payments from the lessees of the land.

B.	As security for the liabilities of a proportionately consolidated company to banks, which are included in the consolidated financial statements in the amount of NIS 48 million, the aforementioned company registered a fixed charge and first mortgage (unlimited in amount) on all of its property rights and specific rental agreements and a floating charge on all of its assets. The total assets of the proportionately consolidated company, which are included in the consolidated financial statements, amount to NIS 108 million.

Notes to the Consolidated Financial Statements as at December 31, 2002

Adjusted New Israeli Shekels as of December 2002	Super-Sol Ltd.

Note 21 — Earnings Per Share

The par value of shares and net earnings used for the purpose of calculating the basic and diluted earnings per share are as follows:

	Year ended December 31
	2000	2001	2002
	(NIS millions)
Par value of shares *	20	21	20

Net earnings (loss) (adjusted NIS)	179	208	(14)

*	After deducting treasury shares — see Note 12C.

Note 22 — Interested and Related Parties

A.	Transactions with interested and related parties

The Company and its subsidiaries conduct business transactions in respect of the purchase of inventory and building construction services with interested and related parties in the ordinary course of business and on commercial terms.

The Securities Authority, using the authority granted to it under Section 64 3(D) of the Securities Regulations (Preparation of Annual Financial Statements) — 1993 has exempted the Company from disclosing transactions, other than in the case of extraordinary transactions, with companies held by interested parties.

B.	Benefits to interested parties

	Year ended December 31
	2000	2001	2002
Number of recipients
Employed interested parties	1	1	1

Directors	8	9	8

	Year ended December 31
	2000	2001	2002
	Adjusted NIS (millions)
Amounts of benefits
Employed interested parties - salary and
benefits*	3	3	*4

Directors' fees	1	1	1

*	Paid in accordance with employment agreement from August 4, 2002.Subsequent to balance sheet date, on March 12, 2003, the CEO retired from the Company. In respect of the issuance of options to interested parties see Note 12B.

Notes to the Consolidated Financial Statements as at December 31, 2002

Adjusted New Israeli Shekels as of December 2002	Super-Sol Ltd.

Note 22 - Interested and Related Parties (cont'd)

C.	The consolidated statement of income includes the following expenses relating to transactions with investee companies as follows:

	Year ended December 31
	2000	2001	2002
	Adjusted NIS (millions)
Rental expense:
Proportionately consolidated companies	3	3	2
Affiliate	2	2	3

Note 23 - Differences between Israeli GAAP and U.S. GAAP

A.	The consolidated financial statements of Super-Sol Ltd. conform with accounting principles generally accepted in Israel ("Israeli GAAP"), which differ in certain significant respects from those generally accepted in the United States ("U.S. GAAP") as described below:

(1)	Effect of inflation:

The Company, in accordance with Israeli GAAP, comprehensively includes the effect of price level changes in the accompanying Consolidated Financial Statements, as described in Note 1.

Such Israeli accounting principles measure the effect of price level changes in the Israeli economy.

U.S. GAAP does not provide for recognition of the effects of such price level changes. However, this adjustment is permitted by the Securities and Exchange Commission ("SEC") rules applicable to foreign private issuers. Such effects have not been included in the following reconciliation to US GAAP.

(2)	Proportionate consolidation:

Under Israeli GAAP, jointly controlled entities are included in the Company's Consolidated Financial Statements according to the proportionate consolidation method.

Under U.S. GAAP, investments in jointly controlled entities are to be accounted for by the equity method. Proportionate consolidation, however, is permitted by the SEC rules applicable to foreign private issuers. Such effects have not been included in the following reconciliation to U.S. GAAP. Note 3B.

(3)	Stock options granted to employees:

As described in Note 12, certain options were granted at exercise prices which were lower than the fair market value of the Ordinary Shares on the date of the grant.

In accordance with Israeli GAAP, recording of compensation expense equal to the abovementioned difference is not required. Under U.S. GAAP, in accordance with Accounting Principles Board ("APB") No. 25 - recording of compensation expense is required over the expected vesting period. In October 1998, the Financial Accounting Standards Board (FASB) issued Statement No. 123 - "Accounting for Stock Based Compensation" ("SFAS 123"), which establishes financial accounting and reporting standards for stock-based compensation plans. The Statement defines a fair-value based method of accounting for employee stock options. The Company elected to remain under the expense recognition provision of APB 25 for U.S. GAAP reporting purposes. Under U.S. GAAP most of the Company's option plans are determined to be variable plans and accordingly the benefit is remeasured during each reporting period and compensation expense recorded.

Notes to the Consolidated Financial Statements as at December 31, 2002

Adjusted New Israeli Shekels as of December 2002	Super-Sol Ltd.

Note 23 - Differences between Israeli GAAP and U.S. GAAP

A.	The consolidated financial statements of Super-Sol Ltd. conform with accounting principles generally accepted in Israel ("Israeli GAAP"), which differ in certain significant respects from those generally accepted in the United States ("U.S. GAAP") as described below: (cont'd)

(4)	Liability for employee rights upon retirement:

Under Israeli GAAP, amounts funded by purchase of insurance policies and by deposits with recognized severance pay funds are deducted from the related severance pay liability.

Under U.S. GAAP, the amounts funded should be presented as other long-term assets and the amount of the liability should be presented as long-term liabilities.

(5)	Deferred taxes on income:

Under Israeli GAAP the Company does not provide for deferred income taxes on differences between the financial reporting and income tax basis of fixed assets, for which the depreciation period is longer than 20 years, arising from adjustments for changes in the Israeli CPI. Under SFAS 109 - "Accounting for Income Taxes" ("SFAS 109"), a provision for income taxes is required to be made for all assets and liabilities that have a different basis for financial reporting and for income tax purposes.

(6)	Gain on sale of investment in proportionately consolidated investee:

Under Israeli GAAP, the Company recognized a capital gain in 1999 of NIS 17 million arising from the dilution in shareholding in Avnat from 46.9% to 31.3% which is included in other income, net.

Avnat Ltd. ("Avnat") (which was a proportionately consolidated investee) owns a shopping mall. The Company has a lease agreement with Avnat to rent a store for 8 years with options to extend the lease for two further 8 year periods. Because the Company leases a portion of the shopping mall, the recognition of the gain as above was not permitted under U.S. GAAP (SFAS 98) due to a continuing involvement and accordingly the Company recognized the transaction as a financing transaction. Accordingly the Company's share of the proceeds of dilution (46.9% of NIS 65 million) was recorded as a debt and the investment continued to be shown in the balance sheet at its original amount. Therefore, under U.S. GAAP in the periods after the sale, the Company continued to record its original equity income, eliminated additional rental expense and recorded imputed interest on the above debt. This accounting method effectively deferred and amortized the gain over the rental period.

For purposes of the U.S. GAAP reconciliation, the Company has applied the financing method by reversing the NIS 17 million gain recognized for Israeli GAAP purposes, recognizing this amount as a liability and is amortizing this gain over the rental term (24 years). The Company has determined that other differences between Israeli GAAP and U.S. GAAP with respect to this transaction are not material.

On March 14, 2002, as described in Note 3C, the Company sold the remainder of its shares in Avnat and thus recognized the unamortized balance of the gain in the U.S. GAAP reconciliation for the year ended December 31, 2002.

(7)	Dividends:

Under Israeli GAAP up to the year of 2001 dividends declared subsequent to balance sheet date were reflected as a current liability in the balance sheet. Since 2002, the liability in respect of a dividend declared or proposed subsequent to balance sheet date is reflected in the financial statements in the period declared which is similar to U.S. GAAP, where such dividends are recorded in the financial statements of the period declared.

Notes to the Consolidated Financial Statements as at December 31, 2002

Adjusted New Israeli Shekels as of December 2002	Super-Sol Ltd.

Note 23 - Differences between Israeli GAAP and U.S. GAAP

A.	The consolidated financial statements of Super-Sol Ltd. conform with accounting principles generally accepted in Israel ("Israeli GAAP"), which differ in certain significant respects from those generally accepted in the United States ("U.S. GAAP") as described below: (cont'd)

(8)	Earnings per share:

According to Israeli GAAP the dilutive effect of convertible securities is included in the computation of basic earnings per share if their exercise is considered to be probable, based on the ordinary relationship between the market price of the shares issuable upon the conversion and the discounted present value of the future proceeds derived from the exercise of the convertible securities.

Under U.S. GAAP, SFAS 128 specifies modifications to the calculations of earnings per share from that currently used by the Company. Under SFAS 128 basic earnings per share will be calculated based upon the weighted average number of Ordinary Shares actually outstanding, and diluted earnings per share will be calculated based upon the weighted average number of Ordinary Shares and other convertible securities outstanding.

(9)	Treatment of marketable securities:

Marketable securities held for the short-term are stated at market value, in accordance with Israeli GAAP. Unrealized gains from securities classified as a current investment in accordance with Israeli GAAP are reflected in earnings. Proceeds from sale of marketable securities and investment in marketable securities are presented gross under investing activities in the statements of cash flows.

For U.S. GAAP purposes, the Company has determined, that its marketable securities should be classified as trading securities and stated at fair value, with unrealized gains and losses, reported in the statement of income. Under U.S. GAAP proceeds from sale of marketable securities and investment in marketable securities should be included net in the net cash generated by operating activities.

(10)	Amortization of goodwill:

Under Israeli GAAP goodwill with indefinite lives is amortized in equal annual installments over a 10 year period from the date of acquisition. Goodwill is reviewed for impairment when circumstances indicate the possibility that impairment exists.

Under U.S. GAAP, according to Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (SFAS 142), goodwill and intangible assets with indefinite lives are no longer amortized but are reviewed annually (or more frequently if impairment indicators arise) for impairment. The Company adopted the provisions of SFAS 142 from January 1, 2002.

(11)	Impairment of assets:

The Company's financial statements for the year ended December 31, 2002 reflect early implementation of Israeli Accounting Standard 15 regarding impairment of assets (See Note 1M). According to this Standard, an impairment loss should be recognized for the amount by which the carrying amount of the assets exceeds their recoverable amount. The recoverable amount is the greater of the net selling price and the present value of estimated future cash flows expected to arise from the use and disposition of the assets.

Under U.S. GAAP, according to Statement of Financial Accounting Standard No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS 144), an impairment loss is recognized whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future net cash flows expected to result from the use of the asset. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

As a result, there are circumstances which would require an impairment loss to be recorded under Israeli GAAP but would not require an impairment loss to be recorded under U.S. GAAP.

Notes to the Consolidated Financial Statements as at December 31, 2002

Adjusted New Israeli Shekels as of December 2002	Super-Sol Ltd.

Note 23 - Differences between Israeli GAAP and U.S. GAAP (cont'd)

B.	The effect of the differences between Israeli GAAP and U.S. GAAP on the above mentioned items on the Consolidated Financial Statements is as follows:

(1)	On the statement of income:

	Year ended December 31
	2000	2001	2002
	Adjusted NIS (millions)
Net earnings (loss) as reported under
Israeli GAAP	179	205	(14)
Compensation expense in respect of
stock options granted to employees	(4)	(17)	19
Gain on sale of investment
in a proportionately
consolidated investee	1	1	16
Impairment of assets	-	-	114
Current amortization of goodwill	-	-	5
Taxation effects on the foregoing adjustments -
deferred taxes	7	5	(41)

Net earnings as per U.S. GAAP	183	194	99

(2)	Number of shares used for the computation of earnings per share:

	Year ended December 31
	2000	2001	2002
Under U.S. GAAP: Basic	201,659,791	202,038,248	203,073,978

Diluted	201,705,514	202,089,452	203,207,242

The difference between the number of shares for the purpose of calculation of primary earnings per share and diluted earnings per share results from employee stock options.

(3)	On earnings per share:

	Year ended December 31
	2000	2001	2002
	NIS
Basic and diluted earnings (loss) per share:
As reported under Israeli GAAP	0.88	1.01	(0.07)

As per U.S. GAAP	0.91	0.96	0.49

Notes to the Consolidated Financial Statements as at December 31, 2002

Adjusted New Israeli Shekels as of December 2002	Super-Sol Ltd.

Note 23 - Differences between Israeli GAAP and U.S. GAAP (cont'd)

B.	The effect of the differences between Israeli GAAP and U.S. GAAP on the above mentioned items on the Consolidated Financial Statements is as follows (cont'd):

(4)	On balance sheet items:

	December 31, 2001			December 31, 2002
	As reported under Israeli GAAP	Adjustments	As per U.S. GAAP	As reported under Israeli GAAP	Adjustments	As per U.S. GAAP
	Adjusted NIS (millions)
Current assets	1,175	(3)	1,172	1,376	-	1,376
Fixed assets	2,584	-	2,584	2,414	107	2,521
Deferred expenses
and other assets	109	50	159	97	58	155
Total assets	3,916	47	3,963	3,911	165	4,076
Deferred tax
liability	71	(2)	69	23	42	65
Accrued employee
severance benefits	5	50	55	7	46	53
Deferred income	-	34	34	-	18	18
Retained earnings	1,261	(60)	1,201	1,176	53	1,229
Capital reserves	498	25	523	500	6	506
Total liabilities
and shareholders'
equity	3,916	47	3,963	3,911	165	4,076

*	Reclassified

(5)	On statement of cash flows:

a.	Cash flows from operating activities

	Year ended December 31
	2000	2001	2002
	Adjusted NIS (millions)
As reported under Israeli GAAP	617	388	137
Net proceeds from sale (purchase) of
marketable securities	60	-	(105)

As per U.S. GAAP	677	388	32

b.	Cash flows from investing activities

	Year ended December 31
	2000	2001	2002
	Adjusted NIS (millions)
As reported under Israeli GAAP	(331)	(323)	(377)
Net proceeds from sale of marketable
securities	(60)	-	105

As per U.S. GAAP	(391)	(323)	(272)

Notes to the Consolidated Financial Statements as at December 31, 2002

Adjusted New Israeli Shekels as of December 2002	Super-Sol Ltd.

Note 23 - Differences between Israeli GAAP and U.S. GAAP (cont'd)

B.	The effect of the differences between Israeli GAAP and U.S. GAAP on the above mentioned items on the Consolidated Financial Statements is as follows (cont'd):

c.	Cash paid for interest and income tax was as follows:

	Year ended December 31
	2000	2001	2002
	Adjusted NIS (millions)
Interest	37	42	27

Income tax	112	112	82

(6)	Additional disclosure required by U.S. GAAP

Deferred taxes, net

	December 31
	2000	2001	2002
	Adjusted NIS (millions)
Balance, as reported under Israeli GAAP	(33)	(40)	(1)
Depreciable fixed assets	(12)	(12)	(12)
Stock options granted to employees	2	8	-
Deferred income on disposal of
buildings	6	6	6
Deferred income on dilution resulting
from issuance of shares in a
proportionately consolidated investee	5	3	-
Net capital losses carried forward	5	2	1
Impairment of fixed assets	-	-	(36)
Valuation allowance	(5)	(2)	(1)

Balance, as per U.S. GAAP	(32)	(35)	(43)

List of Active Investee Companies

Percentages of equity and control based on the holdings of the Company and its subsidiaries

	Ownership	Control
	%	%

Subsidiaries
Katif B.M	100	100
Hanetz - Exporters and Importers Ltd.	100	100
Hyper - Kol B.M	100	100
Hevrat Hanechasim Shel Supersol B.M	100	100
Orvani Hevra Lehashkaot B.M	100	100
Gidron Taassiot B.M	100	100
Hyper Reshet Hagal Hayarok B.M	100	100
Super-Sol - Bailsol Hashkaot B.M	50	51

Proportionately Consolidated Companies
Israel Kanyonim Ltd.	50	50
Merkaz Hakirya (Ashdod 1995) Ltd.	50	50

Affiliated Company
Bay Heart Ltd.	37	37

INDEPENDENT AUDITORS’ REPORT
TO THE SHAREHOLDERS OF
BAY HEART LTD. AND SUBSIDIARY

We have audited the accompanying balance sheets of Bay Heart Ltd. (“the Company”) as of December 31, 2002 and 2001, and the consolidated balance sheets as of such dates, and the related statements of operations, changes in shareholders’ equity and cash flows - of the Company and on a consolidated basis - for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position - of the Company and on a consolidated basis - at December 31, 2002 and 2001, and the results of operations, changes in shareholders’ equity and cash flows - of the Company and on a consolidated basis - for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in Israel.

Accounting principles generally accepted in Israel differ in certain respects from accounting principles generally accepted in the United States. With respect to these financial statements, the difference in the application of the latter is described in Note 20.

As described in Note 2A, the above mentioned financial statements have been prepared in adjusted values based on the changes in the general purchasing power of the Israeli currency in accordance with pronouncements of the Institute of Certified Public Accountants in Israel.

The condensed consolidated financial information in U.S. dollars presented in Note 19 to the financial statements, prepared at the request of an investor, represents a translation of the Company’s financial statements in nominal values, as stated in Note 19A. In our opinion, such translation into U.S. dollars was appropriately performed on the basis stated in Note 19A.

As described in Note 1C to the financial statements regarding the Company’s business condition, the Company has a working capital deficit of NIS 90 million as of December 31, 2002. The steps undertaken by management for meeting the Company’s commitments and guarantees are also described in that note.

Brightman Almagor & Co.
Certified Public Accountants
Member firm of Deloitte Touche Tohmatsu

Israel, February 27, 2003.

Signatures

          The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SUPER-SOL LTD.

By:	/s/ Joel Feldschuh

Joel Feldschuh
Chief Executive Officer

/s/ Itzik Zion

Itzik Zion
Executive Vice President—Chief Financial Officer

/s/ Linda Shafir

Linda Shafir
General Counsel and Corporate Secretary

Date:  June 30, 2003

CERTIFICATION

I, Joel Feldschuh, certify that:

1.	I have reviewed this annual report on Form 20-F of Super-Sol, Ltd.;

2.

Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.

Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.

The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)

designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

	b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

	c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.

The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)

all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

	b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.

The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 30, 2003	By: /s/ Joel Feldschuh

Joel Feldschuh
Chief Executive Officer

CERTIFICATION

I, Itzik Zion, certify that:

1.	I have reviewed this annual report on Form 20-F of Super-Sol, Ltd.;

2.

Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.

Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.

The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)

designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

	b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

	c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.

The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)

all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

	b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.

The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 30, 2003	By: /s/ Itzik Zion

Itzik Zion
Executive Vice President - Chief Financial Officer

EXHIBIT INDEX

1.1	Memorandum of Association of the Company (incorporated by reference to exhibit 3.1 to the Company’s Registration Statement on Form F-1 (Registration No. 333-7318))

1.2	Articles of Association of the Company (incorporated by reference to exhibit 1.2 to the Company’s Annual Report on Form 20-F for the year 2000)

2.1	Five Installment Track Notes regarding Series A Notes of NIS 88 million (incorporated by reference to exhibit 2.1 to the Company’s Annual Report on Form 20-F for the year 2001)

2.2	Deed of Trust in respect of Series A Notes (incorporated by reference to exhibit 2.2 to the Company’s Annual Report on Form 20-F for the year 2001)

2.3	Six Installment Track Notes regarding Series B Notes of NIS 339 million (incorporated by reference to exhibit 2.3 to the Company’s Annual Report on Form 20-F for the year 2001)

2.4	Deed of Trust in respect of Series B Notes (incorporated by reference to exhibit 2.4 to the Company’s Annual Report on Form 20-F for the year 2001)

4.1

Agreements regarding pension plan between Super-Sol Ltd., Havaad Hamerkazi Shel Histadrut Hapkidim Beisrael Vevaad Ovdei Super-Sol Ltd. and Hakupa Hamerkazit Letagmulim Vepensia Lapakid (incorporated by reference to exhibit 10.1 to the Company’s Registration Statement on Form F-1 (Registration No. 333-7318))

4.2

Special Collective Bargaining Agreement, dated April 1, 1978, among the Histadrut (General Federation of Labor in Israel), the Company and the Company’s employee committee (incorporated by reference to exhibit 10.2 to the Company’s Registration Statement on Form F-1 (Registration No. 333-7318))

4.3

Amendment, dated July 22, 1998, to the Special Collective Bargaining Agreement, dated as of April 1, 1978, among the Histadrut (General Federation of Labor in Israel), the Company and the Company’s employee committee (incorporated by reference to exhibit 4.3 to the Company’s Annual Report on Form 20-F for the year 2000)

4.4

Amendment, dated August 7, 2000, to the Special Collective Bargaining Agreement, dated as of April 1, 1978, among the Histadrut (General Federation of Labor in Israel), the Company and the Company’s employee committee (incorporated by reference to exhibit 4.4 to the Company’s Annual Report on Form 20-F for the year 2000)

4.5

Loan agreement, dated March 30, 1997, between Super-Sol Ltd. and Bank Leumi Lelsrael Ltd. (incorporated by reference to exhibit 10.6 to the Company’s Registration Statement on Form F-1 (Registration No. 333-7318))

4.6

Loan agreement, dated January 20, 1997, between Super-Sol Ltd. and Israel Discount Bank Ltd. (incorporated by reference to exhibit 10.7 to the Company’s Registration Statement on Form F-1 (Registration No. 333-7318))

4.7	Loan agreement, dated February 19, 2003, between Super-Sol Ltd. and Bank Hapoalim B.M.

4.8	1995 Share Incentive Option Plan (incorporated by reference to exhibit 10.10 to the Company’s Registration Statement on Form F-1 (Registration No. 333-7318))

1

4.9	1997 Share Incentive Option Plan (incorporated by reference to exhibit 10.11 to the Company’s Registration Statement on Form F-1 (Registration No. 333-7318))

4.10	1998 Share Incentive Option Plan (incorporated by reference to exhibit to the Company’s report on Form 6-K, dated October 7, 2000)

4.11	1999 Share Incentive Option Plan (incorporated by reference to exhibit 10.8 to the Company’s Annual Report on Form 20-F for the year 1999)

4.12	2000 Share Incentive Option Plan (incorporated by reference to attachment #1 to the Company’s Annual Report on Form 6-K, dated March 18, 2001)

4.13	2001 Share Incentive Option Plan (incorporated by reference to exhibit 4.12 to the Company’s Annual Report on Form 20-F for the year 2001)

4.14	2002 Share Incentive Option Plan (incorporated by reference to attachment #1 to the Company’s Report on Form 6-K, dated May 28, 2002)

4.15	Employment Agreement, dated May 26, 2003, between Super-Sol Ltd. and Joel Feldschuh

4.16	Employment Agreement, dated May 26, 2003, between Super-Sol Ltd. and Effie Rosenhaus

4.17	Employment Agreement, dated November 30, 1999, between Super-Sol Ltd. and Amiaz Sagis (incorporated by reference to exhibit 10.9 to the Company’s Annual Report on Form 20-F for the year 1999)

4.18	Employment Agreement, dated August 8, 1999, between Super-Sol Ltd. and Zion Itzhak (incorporated by reference to exhibit 10.10 to the Company’s Annual Report on Form 20-F for the year 1999)

4.19	Employment Agreement between Super-Sol Ltd. and Elimelech Yitzak (incorporated by reference to exhibit 10.12 to the Company’s Annual Report on Form 20-F for the year 1999)

4.20	Employment Agreement between Super-Sol Ltd. and Israel Einhorn (incorporated by reference to exhibit 4.15 to the Company’s Annual Report on Form 20-F for the year 2000)

4.21	Employment Agreement between Super-Sol Ltd. and Linda Shafir (incorporated by reference to exhibit 4.16 to the Company’s Annual Report on Form 20-F for the year 2000)

12	Certification pursuant to section 906 of the Sarbanes-Oxley Act of 2002

2